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As filed with the Securities and Exchange Commission on February 14, 2008

Registration No. 333-

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM S-1
REGISTRATION STATEMENT
UNDER
THE SECURITIES ACT OF 1933

Genoptix, Inc.
(Exact Name of Registrant as Specified in Its Charter)

Delaware (State or Other Jurisdiction of Incorporation or Organization)	8071 (Primary Standard Industrial Classification Code Number)	33-0840570 (I.R.S. Employer Identification Number)

2110 Rutherford Road
Carlsbad, CA 92008
(760) 268-6200
(Address, Including Zip Code, and Telephone Number,
Including Area Code, of Registrant's Principal Executive Offices)

Tina Nova Bennett, Ph.D.
President and Chief Executive Officer
Genoptix, Inc.
2110 Rutherford Road
Carlsbad, CA 92008
(760) 268-6200
(Name, Address, Including Zip Code, and Telephone Number, Including Area Code, of Agent for Service)

Copies to:

Frederick T. Muto, Esq. J. Patrick Loofbourrow, Esq. Charles J. Bair, Esq. Cooley Godward Kronish LLP 4401 Eastgate Mall San Diego, CA 92121 (858) 550-6000	Christian V. Kuhlen, M.D., Esq. Vice President, General Counsel and Corporate Secretary 2110 Rutherford Road Carlsbad, CA 92008 (760) 268-6200	Scott N. Wolfe, Esq. Cheston J. Larson, Esq. Divakar Gupta, Esq. Latham & Watkins LLP 12636 High Bluff Drive, Suite 400 San Diego, CA 92130 (858) 523-5400

Approximate date of commencement of proposed sale to the public:
As soon as practicable after the effective date of this registration statement.

         If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, as amended (the "Securities Act"), check the following box. ☐

         If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

         If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

         If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

CALCULATION OF REGISTRATION FEE

Title of each class of securities to be registered	Number of shares registered(1)	Proposed maximum aggregate offering price(2)	Amount of registration fee

Common Stock, $0.001 par value per share	4,830,000	$141,205,050	$5,550

(1)
Includes 630,000 shares that the underwriters have the option to purchase.
(2)
Estimated solely for the purpose of calculating the amount of the registration fee based on the average of the high and low prices for the registrant's common stock on February 12, 2008 in accordance with Rule 457(c) under the Securities Act.

         The Registrant hereby amends this registration statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment that specifically states that this registration statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act or until the registration statement shall become effective on such date as the Securities and Exchange Commission, acting pursuant to said Section 8(a), may determine.

The information in this prospectus is not complete and may be changed. The selling stockholders may not sell these securities until the registration statement filed with the Securities and Exchange Commission is effective. This prospectus is not an offer to sell these securities, and the selling stockholders are not soliciting an offer to buy these securities in any jurisdiction where the offer or sale is not permitted.

Subject to completion, dated February 14, 2008

PROSPECTUS

4,200,000 Shares

Common Stock

The selling stockholders named in this prospectus are offering 4,200,000 shares of the common stock of Genoptix, Inc., which does business as Genoptix Medical Laboratory, and will receive all of the proceeds from this offering. We will not receive any proceeds from the sale of shares of common stock by the selling stockholders, which includes certain members of our management. See "Principal and Selling Stockholders."

Our common stock is listed on The NASDAQ Global Market under the symbol "GXDX." On February 13, 2008, the closing price of our common stock as reported on The NASDAQ Global Market was $30.50 per share.

Investing in our common stock involves risks. See "Risk Factors"
beginning on page 10.

	Per Share	Total
Public Offering Price	$	$
Underwriting Discounts and Commissions	$	$
Proceeds to the selling stockholders (before expenses)	$	$

This is a firm commitment underwritten offering. The selling stockholders have granted to the underwriters a 30-day option to purchase up to an additional 630,000 shares of common stock on the same terms and conditions as set forth above to the extent the underwriters sell more than 4,200,000 firm shares of common stock in this offering.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

Lehman Brothers, on behalf of the underwriters, expects to deliver the shares on or about                         , 2008.

LEHMAN BROTHERS

BANC OF AMERICA SECURITIES LLC	UBS INVESTMENT BANK
COWEN AND COMPANY

                     , 2008

i

ABOUT THIS PROSPECTUS

        You should rely only on information contained in or incorporated by reference in this prospectus. Neither we nor the selling stockholders have, and the underwriters have not, authorized any other person to provide you with information different from or in addition to that contained in or incorporated by reference in this prospectus. If anyone provides you with different or inconsistent information, you should not rely on it. The selling stockholders are offering to sell, and seeking offers to buy, common stock only in jurisdictions where offers and sales are permitted.

        No action is being taken in any jurisdiction outside the United States to permit a public offering of the shares of our common stock or possession or distribution of this prospectus in that jurisdiction. Persons who come into possession of this prospectus in jurisdictions outside the United States are required to inform themselves about and to observe any restrictions as to this offering and the distribution of this prospectus applicable to that jurisdiction.

ii

PROSPECTUS SUMMARY

        This summary highlights information contained in other parts of this prospectus. Because it is only a summary, it does not contain all of the information that you should consider before investing in shares of our common stock and it is qualified in its entirety by, and should be read in conjunction with, the more detailed information appearing elsewhere in this prospectus. You should carefully read the entire prospectus, including the information incorporated by reference herein, especially "Risk Factors" and our consolidated financial statements and notes to those consolidated financial statements, before deciding to invest in shares of our common stock.

Our Business

        We are a specialized laboratory service provider focused on delivering personalized and comprehensive diagnostic services to community-based hematologists and oncologists, or hem/oncs. Our highly trained group of hematopathologists, or hempaths, utilizes sophisticated diagnostic technologies to provide a differentiated, specialized and integrated assessment of a patient's condition, aiding physicians in making vital decisions concerning the treatment of malignancies of the blood and bone marrow, and other forms of cancer.

        Our customer-centric service model enables us to deliver what we believe is superior value to our hem/onc customers and distinguishes us from other diagnostic service providers. After arranging the transport of a sample, we review all documents and materials relating to the patient case, determine its acuity and urgency and confirm that the appropriate tests are ordered and conducted. We then assign the entire patient case to a single hempath, who interprets and integrates all test results. By ordering one of our key service offerings, COMPASSSM, the hem/onc authorizes us to determine the appropriate diagnostic tests to be performed and we evaluate, synthesize and summarize the results into an easy to read comprehensive report. Our clinical service coordinators, or CSCs, work with the hempath responsible for the patient case to ensure the quality, completeness and consistency of the report, and our hempath is clearly identified and readily available to discuss any aspect of the patient case with the ordering hem/onc, giving our customers the benefit of our expertise and analytical experience. CHART®, our other key service offering, combines multiple COMPASS assessments and analyses of disease progression after intervening clinical action, providing the hem/onc with a valuable diagnostic tool to track both a patient's disease and response to the prescribed treatment regimen.

        We focus on marketing our specialized diagnostic services to community-based hem/oncs treating malignancies of the blood and bone marrow, and other forms of cancer. According to the National Cancer Institute, or NCI, and the American Cancer Society, or ACS, there were approximately 800,000 patients in the United States living with malignancies or pre-malignant diseases of the blood and bone marrow in 2004, with more than 140,000 new cases being diagnosed each year. A 2005 survey by the American Medical Association, or AMA, reports that these patients are served through approximately 11,000 practicing hem/oncs, and that approximately 79% of these hem/oncs practice in the community setting. Since 1998, according to the AMA, the number of practicing hem/oncs has been growing at an annual rate of approximately 3.8%, significantly outpacing the overall annual growth in physicians in the United States of approximately 2.5%.

        In order for hem/oncs to make the correct diagnosis, choose or modify appropriate therapeutic regimens and monitor the effectiveness of these regimens, they require highly specialized diagnostic services. Serial blood and bone marrow examinations are typically performed to follow the progress of the disease and the patient's response to therapy. Based on our experience to date, approximately 60% of our patient cases consist of bone marrow cases and approximately 40% consist of blood-based cases. Based on our experience to date and on Medicare reimbursement rates that are in effect through June 30, 2008 for these procedures, the average bone marrow case generates service revenues of at least $3,000. The typical blood-based case does not require the same degree of complexity as a bone marrow case and generally consists of only one or more of the assessments typically performed in a bone marrow case, a Polymerase Chain Reaction, or PCR, test or a Circulatory Tumor Cell, or CTC, test. Based on our experience to date and on Medicare reimbursement rates that are in effect through June 30, 2008 for these procedures, blood-based cases generate service revenues ranging from approximately $100 per case to $3,000 or more per case, depending upon the tests included in each case. Based upon estimates from the Centers for Medicare and Medicaid Services, or CMS, we believe there are more than 350,000 bone marrow procedures performed annually in the United States, each of which includes at least one bone marrow test, and that the bone marrow testing market alone represents at least a $1.0 billion opportunity annually. In addition, based upon our patient case mix and the number of people diagnosed with malignancies and pre-malignancies of the blood and bone marrow each year, we believe there are more than 200,000 blood-based tests for liquid and solid tumors performed annually in the United States.

        The market for specialized laboratory services for both bone marrow and blood-based testing has historically been served by hospital pathologists, esoteric testing laboratories, national reference laboratories and academic laboratories, each of which has its own strengths, but none of which exclusively focuses on the specific needs of community-based hem/oncs. We believe our differentiated services offer the technical expertise of an esoteric testing laboratory, the customer intimacy of a hospital pathologist and the state-of-the-art technology of an academic laboratory, while maintaining a specialized service focus that is not typically available from national reference laboratories that cover a broad range of medical specialties.

        The success of our business model and the value of our differentiated service offerings are evidenced by our significant revenue growth. Our revenues increased 147% from $24.0 million for the year ended December 31, 2006 to $59.3 million for the year ended December 31, 2007. Our net loss for the years ended December 31, 2005 and 2006 was $9.2 million and $3.8 million, respectively, and our net income for the year ended December 31, 2007 was $13.4 million, which includes $1.5 million of increases to our net income as a result of positive changes in 2006 accounting estimates. These changes in accounting estimates positively impacted revenues and our provision for doubtful accounts as a result of continued improvements to our billing systems, collection processes and favorable experience in the collection of accounts receivable for services rendered in 2006.

Our Competitive Strengths

        We believe our competitive strengths include:

Personalized and Comprehensive Approach Focused on the Specific Diagnostic Needs of Community-Based Hem/Oncs

        Our entire process from specimen collection to delivery of a comprehensive diagnostic report is tailored to the specific needs of the community-based hem/onc, which we believe drives our growth by providing a differentiated, specialized and integrated service and key diagnostic tools to community-based hem/oncs that enable them to provide better patient care.

Differentiated Value Proposition Through COMPASS and CHART Service Offerings

        Our key service offerings, COMPASS and CHART, are specifically designed to address the unmet needs of community-based hem/oncs, which we believe facilitates efficient and effective patient care by providing hem/oncs with a clear, concise and actionable diagnosis rather than just providing individual test results.

Highly Trained and Specialized Personnel

        Our sales representatives, hempaths and CSCs are highly trained, specialized and experienced. We believe these personnel enable us to provide a higher quality, customer-friendly service offering to community-based hem/oncs and drive our growth.

Experienced Management Team and Metric Driven Culture

        We are led by Tina Nova Bennett, Ph.D., our president and chief executive officer, and our management team, which have created a culture of accountability and focus on quality throughout the organization. We believe this culture results in high customer satisfaction and improved productivity.

Our Growth Strategy

        Our objective is to become the leading specialized laboratory service provider focused on delivering personalized and comprehensive diagnostic services to community-based hem/oncs and to continue to capitalize on our specialized diagnostic service offerings to increase our market share, revenues and profitability at a rate significantly faster than the overall market for blood and bone marrow testing services. In furtherance of this objective, our growth strategy has the following key elements:

Expand Our Organization and Infrastructure

        We estimate our current market share for bone marrow procedures at approximately 4%. For the foreseeable future, we intend to grow our market share by increasing our personnel and expanding our infrastructure, which will enable us to visit more hem/oncs more frequently and inform them more fully of our service offerings.

Leverage Our Existing Infrastructure to Increase Operating Efficiencies

        Our laboratory was designed to be highly scalable in anticipation of future growth, and as the volume of customer orders increases, we believe we will be able to take advantage of associated economies of scale.

Expand Service Offerings to Hem/Oncs

        We intend to continue to be among the first to market with new technologies and innovations as the standard of care evolves. We believe that by continuously enhancing and supplementing our service offerings, we will solidify our relationships with hem/oncs and expand our revenue opportunities.

Pursue Additional Collaborations and Acquisitions to Supplement our Business

        We intend to opportunistically pursue additional collaborations with pharmaceutical companies and acquisitions or in-licensing of businesses, products or technologies that will enable us to accelerate the implementation of our strategic plan and to increase the number of hem/onc customers we serve.

Our Services

        Our key service offerings include COMPASS and CHART. By ordering our COMPASS service offering, the hem/onc authorizes our hempath to determine the appropriate diagnostic tests to be performed, and our hempath then integrates patient history and all previous and current test results into a comprehensive diagnostic report. As part of our CHART service offering, the hem/onc also receives a detailed assessment of a patient's disease progression over time. Test requisitions for more than half of the patient samples we processed for the year ended December 31, 2007 included our COMPASS and/or CHART service offerings. We also offer multiple diagnostic services, each of which includes professional interpretation by our hempaths, and can be ordered individually or as part of our COMPASS or CHART service offerings.

Our Sales and Marketing Approach

        We believe our sales and marketing approach distinguishes us from our competitors. Our nationwide sales force, that currently operates out of 18 states and that we are planning to increase significantly in the future, focuses exclusively on community-based hem/oncs and their office staff. Our sales representatives are highly experienced, with strong technical knowledge and an extensive understanding of the community-based hem/onc's practice, and concentrate on a geographic area determined based upon the size of and the number of practicing community-based hem/oncs in that area. This approach allows our sales representatives to build and enhance relationships with our customers, helping us to better understand their needs and develop new service offerings.

        We have developed an extensive library of clear and effective sales and marketing materials to support our sales efforts. Our marketing materials are targeted at three distinct decision makers with respect to our services: community-based hem/oncs; office staff and medical assistants; and patients. We also offer field-based training for medical assistants advising them on the proper technique for making blood and bone marrow smears to ensure we receive optimal specimens.

Our Relationship with Cartesian Medical Group, Inc.

        We contract with Cartesian Medical Group, Inc., or Cartesian, a California professional medical corporation, for the services of the hempaths and an internal medicine specialist that work with us exclusively in our laboratory facility. These hempaths are not our employees but are employees of Cartesian. We have contracted with Cartesian to provide hematopathology and other pathology services to us as an independent contractor pursuant to a Clinical Laboratory Professional Services Agreement, or PSA, between us and Cartesian. Dr. Bashar Dabbas, the President, Treasurer and sole shareholder of Cartesian, serves as a consultant to us as our laboratory medical director. We are highly dependent on the hempaths employed by Cartesian to provide our specialized diagnostic services and we would be unable to provide these services without them. Substantially all of our revenues result from our having been assigned the right to bill and collect for the professional services provided by these hempaths pursuant to our PSA with Cartesian. Throughout this prospectus, when we refer to "our hempaths" or words of similar import, we are referring to the physicians employed by Cartesian and working at our facility as directed by Cartesian. Our relationship with Cartesian is described more fully in "Business—Cartesian Medical Group, Inc."

Risks Relating to Our Business

        Our business and our ability to execute on our business strategy are subject to a number of risks of which you should be aware before you decide to buy our common stock. In particular, you should consider the following risks, which are discussed more fully in "Risk Factors":

  •
  We are subject to numerous risks relating to our business operations, including changes in reimbursement levels, changes in regulations, payor policies or contracting arrangements with payors, increased competition, our limited operating history, dependence on Cartesian for the services of our hempaths and difficulties in managing our growth; and

  •
  We are subject to numerous regulatory and compliance risks, including violations of regulations, compliance with governmental payor regulations, compliance with laws regarding prohibitions on the corporate practice of medicine and future interpretations of clinical laboratory mark-up prohibitions and other rules and regulations in California and other states.

Corporate Information

        We were incorporated in Delaware in January 1999. Our principal executive offices are located at 2110 Rutherford Road, Carlsbad, California 92008 and our telephone number is (760) 268-6200. Our corporate website address is www.genoptix.com. We do not incorporate the information contained on, or accessible through, our website into this prospectus, and you should not consider it part of this prospectus. Unless the context indicates otherwise, as used in this prospectus, the terms "Genoptix," "Genoptix Medical Laboratory," "we," "us" and "our" refer to Genoptix, Inc., a Delaware corporation. Genoptix, Inc. does business as Genoptix Medical Laboratory.

        Genoptix®, CHART® and eCOMPASS® are our registered trademarks. We have applied with the U.S. Patent and Trademark Office, or USPTO, for registration in our field of use of the mark "COMPASS." This prospectus also contains trademarks and tradenames of other companies and those trademarks and tradenames are the property of their respective owners.

THE OFFERING

Common stock offered by the selling stockholders	4,200,000 shares
Common stock to be outstanding upon completion of this offering	16,095,270 shares
Underwriters' option to purchase additional shares	The selling stockholders may sell an additional 630,000 shares if the underwriters exercise in full their option to purchase additional shares.
Use of proceeds
The selling stockholders, including certain members of our management, will receive all of the proceeds from this offering and we will not receive any proceeds from the sale of shares in this offering. Any proceeds received by us in connection with the exercise of options or warrants to purchase shares of our common stock by the selling stockholders in connection with this offering will be used for general corporate purposes. See "Use of Proceeds." For more information on our selling stockholders, see "Principal and Selling Stockholders."
NASDAQ Global Market symbol	GXDX

        The number of shares of common stock that will be outstanding upon completion of this offering is based on 16,095,270 shares outstanding as of December 31, 2007, and excludes:

  •
  1,643,799 shares of common stock subject to outstanding options under our 2001 equity incentive plan, or 2001 plan, and 2007 equity incentive plan, or 2007 plan, as of December 31, 2007 (including an aggregate of 210,856 shares of common stock subject to outstanding options being exercised, assuming no net exercise, by certain selling stockholders in connection with this offering), with a weighted average exercise price of $1.61 per share, and 29,276 shares of common stock subject to outstanding restricted stock units under our 2007 plan as of December 31, 2007;

  •
  2,283,677 shares of common stock reserved for future issuance under our 2007 plan, 2007 non-employee directors' stock option plan, or directors' plan, and 2007 employee stock purchase plan, or 2007 purchase plan; and

  •
  85,924 shares of common stock subject to outstanding warrants as of December 31, 2007 (including shares of common stock subject to outstanding warrants being exercised by a selling stockholder in connection with this offering), with a weighted average exercise price of $3.56 per share.

        Unless otherwise stated, all information contained in this prospectus assumes no exercise of the underwriters' option to purchase additional shares from the selling stockholders.

SUMMARY FINANCIAL DATA

        The following tables present our summary historical financial data and should be read together with our consolidated financial statements and accompanying notes and "Management's Discussion and Analysis of Financial Condition and Results of Operations" included elsewhere in this prospectus. The summary financial information for 2006 and 2007 quarterly periods presented are derived from our unaudited consolidated financial statements, which are not included in this prospectus. The summary financial information for the years ended December 31, 2007, 2006 and 2005 are derived from our audited consolidated financial statements, which are included elsewhere in this prospectus. Our unaudited financial statements have been prepared on the same basis as our audited consolidated financial statements and include all adjustments, consisting of normal recurring adjustments necessary for the fair presentation of the consolidated financial position and results of operations for these periods. Our historical results are not necessarily indicative of our future results.

	Three Months Ended
	March 31, 2006	June 30, 2006	September 30, 2006	December 31, 2006	March 31, 2007	June 30, 2007	September 30, 2007	December 31, 2007
	(in thousands)
Statement of Operations Data
Revenues(1)	$4,009	$5,270	$6,911	$7,828	$10,651	$13,948	$16,171	$18,562
Cost of revenues	2,479	3,061	3,768	3,823	4,637	5,393	6,513	7,563

Gross profit	1,530	2,209	3,143	4,005	6,014	8,555	9,658	10,999
Operating expenses:
Sales and marketing expenses	1,179	1,334	1,624	2,127	2,321	2,421	3,127	3,780
General and administrative expenses(2)	1,329	1,654	1,985	1,962	2,134	2,131	2,732	2,979
Research and development expenses	330	259	271	220	178	142	143	96
Impairment and lease exit costs	—	542	—	—	—	—	—	—

Total operating expenses	2,838	3,789	3,880	4,309	4,633	4,694	6,002	6,855

(Loss) income from operations	(1,308)	(1,580)	(737)	(304)	1,381	3,861	3,656	4,144
Interest income	75	63	55	53	48	79	118	817
Interest expense	(96)	(96)	(96)	(96)	(82)	(77)	(72)	(122)
Other income (expense)	5	307	7	(11)	29	13	(1)	—

(Loss) income before income taxes	(1,324)	(1,306)	(771)	(358)	1,376	3,876	3,701	4,839
Provision for income taxes	—	—	—	—	(51)	(109)	(114)	(165)

Net (loss) income	$(1,324)	$(1,306)	$(771)	$(358)	$1,325	$3,767	$3,587	$4,674

	Years Ended December 31,
	2007(3)	2006	2005
	(in thousands, except per share data)
Statement of Operations Data
Revenues	$59,332	$24,018	$5,193
Cost of revenues	24,106	13,131	5,189

Gross profit	35,226	10,887	4
Operating expenses:
Sales and marketing expenses	11,649	6,264	4,225
General and administrative expenses	9,976	6,930	3,782
Research and development expenses	559	1,080	1,105
Impairment and lease exit costs	—	542	—

Total operating expenses	22,184	14,816	9,112

Income (loss) from operations	13,042	(3,929)	(9,108)
Interest income	1,062	246	205
Interest expense	(353)	(384)	(291)
Other income	41	308	22

Income (loss) before income taxes	13,792	(3,759)	(9,172)
Provision for income taxes	(439)	—	—

Net (loss) income	$13,353	$(3,759)	$(9,172)

Net income (loss) per share:(4)(5)
Basic	$1.20	$(33.74)	$(111.33)

Diluted	$0.78	$(33.74)	$(111.33)

Shares used to compute net income (loss) per share:
Basic	2,756	111	82

Diluted	4,246	111	82

As of December 31, 2007
(in thousands)
Balance Sheet Data
Cash, cash equivalents and securities available-for-sale	$85,460
Working capital	88,979
Total assets	97,832
Total stockholders' equity	90,605

(1)
During the three months ended June 30, 2007, September 30, 2007 and December 31, 2007, we recorded changes in estimates to reduce our contractual allowance by $0.9 million, $0.6 million and $0.5 million, respectively, of which $0.8 million pertain to 2006. In the statement of operations data the reduction in the contractual allowance is reflected as an increase in revenues. Please see Note 1 ("Revenue Recognition" and "Allowance for Doubtful Accounts") to our consolidated financial statements included elsewhere in this prospectus.

(2)
During the three months ended June 30, 2007, September 30, 2007 and December 31, 2007, we recorded changes in estimates to reduce our allowance for doubtful accounts by $0.3 million, $0.1 million and $0.9 million, respectively, of which $0.7 million pertain to 2006. In the statement of operations data the reduction in the allowance for doubtful accounts resulted in a decrease to general and administrative expenses. Please see Note 1 ("Revenue Recognition" and "Allowance

  for Doubtful Accounts") to our consolidated financial statements included elsewhere in this prospectus.

(3)
During the year ended December 31, 2007, we recorded positive changes in 2006 accounting estimates to reduce contractual allowances and allowance for doubtful accounts by $0.8 million and $0.7 million, respectively. Accordingly, in 2007 this resulted in an increase in revenues and a decrease to general and administrative expenses. Please see Note 1 ("Revenue Recognition" and "Allowance for Doubtful Accounts") to our consolidated financial statements included elsewhere in this prospectus.

(4)
As a result of the conversion of our preferred stock into 11,032 shares of common stock upon completion of our initial public offering, or IPO, in November 2007, there is a lack of comparability in the basic and diluted net income (loss) per share amounts for the periods presented above. Please see Note 1 ("Pro Forma Net Income (Loss) Per Share") to our consolidated financial statements included elsewhere in this prospectus for the pro forma basic and diluted net income (loss) per share calculations.

(5)
For the year ended December 31, 2007, $10.0 million of our net income of $13.4 million was allocated to preferred stockholders for purposes of calculating net income per share pursuant to the terms of the preferred stock, resulting in $3.3 million of net income allocable to common stockholders. Please see Note 1 ("Pro Forma Net Income (Loss) Per Share") to our consolidated financial statements included elsewhere in this prospectus for an explanation of the method and amounts used in the computation of the per share amounts.

RISK FACTORS

        An investment in shares of our common stock involves a high degree of risk. You should carefully consider the following information about these risks, together with the other information appearing elsewhere and incorporated by reference in this prospectus, before deciding to invest in our common stock. The occurrence of any of the following risks could have a material adverse effect on our business, financial condition, results of operations and future growth prospects. In these circumstances, the market price of our common stock could decline, and you may lose all or part of the money you paid to buy our common stock.

Risks Relating to Our Business Operations

Reimbursement levels for our specialized diagnostic services are subject to continuing change and any reductions in reimbursement levels would decrease our revenues and adversely affect our results of operations and financial condition.

        Reimbursement to healthcare providers, such as specialized diagnostic service providers like us, is subject to continuing change in policies by governmental payors, such as Medicare and Medicaid, private insurers, including managed care organizations, and other private payors, such as hospitals and private medical groups. Reimbursement from governmental payors is subject to statutory and regulatory changes, retroactive rate adjustments and administrative rulings, and other policy changes, all of which could materially decrease the range of services for which we are reimbursed or the reimbursement rates we are paid. For example, the consumer price index, or CPI, update of the clinical laboratory fee schedule for 2004 through 2008 was frozen by the Medicare Prescription Drug, Improvement and Modernization Act of 2003, or MMA. Although this modification to Medicare's reimbursement rates did not materially affect the amount paid by Medicare for our current services, future modifications to Medicare's reimbursement rates or the reimbursement rates from other governmental payors could significantly reduce the amounts we receive for the services we provide. Payment rates also may be impacted if we are no longer able to submit claims to Medicare for our pathology services for hospital patients, but are instead required to bill hospitals for payments. Current legislation allows us to submit such claims to Medicare through June 30, 2008.

        Reductions in Medicare's reimbursement rates for pathology services, for which we currently are paid under the Medicare physician fee schedule, would reduce the amount we receive for a substantial number of our specialized diagnostic tests. The Medicare physician fee schedule is typically updated annually and CMS, the agency responsible for administering the Medicare program, has made a number of methodological changes to components of the formula used to calculate the payment rate. These methodological changes have not in the past resulted in any significant reductions in the reimbursement for the pathology services we provide, but future modifications may result in reduced payment rates. Because of another longstanding formula used to calculate the annual update factors for the physician fee schedule, a decrease in the reimbursement rates for pathology services is scheduled to go into effect July 2008 unless Congress acts to change the formula used or continues, as it has done in the past to mandate freezes or increases in the fee schedule. More specifically, as a result of the Medicare, Medicaid and SCHIP Extension Act of 2007, the conversion factor was increased by 0.5% for payment of claims with dates of service from January 1, 2008 through June 30, 2008. For claims with dates of service from July 1, 2008 and thereafter, the conversion factor will revert to the previous payment methodology as was outlined in the Federal Register dated November 27, 2007 unless Congress acts again to set aside the formula to update the fee schedule.

        Other policy changes may include competitive bidding by clinical laboratories for the provision of services to the Medicare program, which is currently the subject of a CMS demonstration project in Carlsbad, California, pursuant to the requirements of the MMA. If implemented, competitive bidding could decrease our reimbursement rates for clinical laboratory tests.

        In addition, some private insurers and other third party payors link their rates to Medicare's reimbursement rates, and a reduction in Medicare reimbursement rates for clinical laboratory and pathology services could result in a corresponding reduction in the reimbursements we receive from such third party payors. Any reductions in reimbursement levels for our specialized diagnostic services would decrease our revenues and adversely affect our results of operations and financial condition.

Operating as a non-contracting provider with certain payors may adversely affect our results of operations and financial condition and contracting with those payors may be disadvantageous to us.

        We are currently considered a "non-contracting provider" by a number of third party payors because we have not entered into a specific contract to provide our specialized diagnostic services to their insured patients at specified rates of reimbursement. We were generally subject to reimbursement as a non-contracting provider for approximately half of our revenues for the years ended December 31, 2007 and 2006. Use of a non-contracting provider typically results in greater coinsurance or copayment requirements for the patient, unless we elect to treat them as in-network in accordance with applicable law, which results in decreased revenues because we do not collect applicable patient coinsurance or copayment obligations. In instances where we are prohibited by law from treating these patients as in-network, thus requiring them to pay additional costs or copayments, such patients may express concern about these additional costs to their hem/onc. As a result, that hem/onc may reduce or avoid prescribing our services for such patients, which would adversely affect our results of operations and financial condition.

        Should any of the third party payors with whom we are not contracted insist that we enter into a contract for the specialized diagnostic services we provide, the resulting contract may contain pricing and other terms that are materially less favorable to us than the terms under which we currently operate. If revenues from a particular payor grow, there is heightened risk that such a third party payor will insist that we enter into contractual arrangements that contain such terms. If we refuse to enter into a contract with such a third party payor, they may refuse to cover and reimburse for our services, which may lead to a decrease in case volume and a corresponding decrease in our revenues. If we contract with such a third party payor, although our case volume may increase as a result of the contract, our revenues per case under the contractual agreement and gross margins may decrease. The overall net result of contracting with third party payors may adversely affect our business, results of operations and financial condition.

Changes in regulations, payor policies or contracting arrangements with payors or changes in other laws, regulations or policies may adversely affect coverage or reimbursement for our specialized diagnostic services, which may decrease our revenues and adversely affect our results of operations and financial condition.

        Governmental payors, as well as private insurers, and other private payors have implemented and will continue to implement measures to control the cost, utilization and delivery of healthcare services, including clinical laboratory and pathology services. Congress has from time to time considered and implemented changes to laws and regulations governing healthcare service providers, including specialized diagnostic service providers. These changes have adversely affected and may in the future adversely affect coverage for clinical laboratory and pathology services, including the specialized diagnostic services we provide. In addition, as a result of the focus on healthcare reform in connection with the 2008 Presidential election, there is risk that Congress may implement changes in laws and regulations governing healthcare service providers, including measures to control costs or reductions in reimbursement levels, which may have an adverse impact on our business. We also believe that healthcare professionals, including hem/oncs, will not use our services if third party payors do not provide adequate coverage and reimbursement for them. These changes in federal, state, local and third party payor regulations or policies may decrease our revenues and adversely affect our results of operations and financial condition. For example, prior to February 19, 2007, we were reimbursed for all the flow cytometry studies we performed. On February 19, 2007, the California contractor for Medicare that we bill for flow cytometry studies issued a local coverage determination for those studies, limiting reimbursement to only 20 flow cytometry studies for services performed on or after that date. Our diagnostic tests use an average of approximately 24 flow cytometry studies and to receive reimbursement for all studies performed, we may be required to file an appeal.

        For approximately half of our revenues for the years ended December 31, 2007 and 2006, we were generally subject to reimbursement as a non-contracting provider, and payments to us as a non-contracting provider can be changed by third party payors at any time. We will continue to be a non-contracting provider until such time as we enter into contracts with third party payors for whom we are not currently contracted. We estimate contractual allowances with respect to revenues from third party payors with whom we are not currently contracted. For the year ended December 31, 2007, we recorded positive changes in 2006 accounting estimates to reduce contractual allowances, which increased our revenues by $0.8 million based on favorable experience in the collection of accounts receivable. Because a substantial portion of our revenues is from third-party payors with whom we are not currently contracted, it is likely that we will be required to make positive or negative adjustments to accounting estimates with respect to contractual allowances in the future, which may adversely affect our results of operations, our credibility with financial analysts and investors, and our stock price.

Increased competition, including from competitors replicating our key service offerings in the future, and the failure to provide a higher quality of service than that of our competitors could adversely affect our revenues and profitability.

        The laboratory services industry generally is intensely competitive both in terms of service and price, and it continues to undergo significant consolidation, permitting larger clinical laboratory service providers to increase cost efficiencies and change service levels, resulting in more intense competition. Most of our existing competitors and many potential competitors have substantially greater financial, selling, logistical and laboratory resources, more experience in dealing with third party payors for the services we provide, and greater market penetration, purchasing power and marketing budgets, as well as more experience in providing diagnostic services.

        As a specialized diagnostic service provider, we rely extensively on our high quality of service to attract and retain community-based hem/oncs and other healthcare professionals as our customers at the expense of our larger competitors. We compete primarily on the basis of the quality of testing, reporting and information systems, reliability in patient sample transport, reputation in the medical community and access to our highly qualified hempaths. For example, we provide treating hem/oncs with telephonic access on a real-time basis to the specific hempath that generates a report and analysis on the specific patient. Our failure to provide services superior to the laboratories with which we compete could adversely affect our revenues and profitability.

        Because we do not rely on our intellectual property portfolio to impede others from copying our business, there are no significant barriers to entry into our business, and new or existing laboratories could replicate our key service offerings and business model and enter our market to compete with us with relatively low upfront investments, which would adversely affect our business and prospects.

We have a limited operating history, have had net operating losses for several years, had an accumulated deficit of $42.0 million as of December 31, 2007, and only recently became profitable, and we are unable to predict with certainty whether we will remain profitable.

        We are an early stage company with a limited operating history. We did not commence selling our specialized diagnostic services until the third quarter of 2004 and only became profitable in the first quarter of 2007. Consequently, any predictions about our future performance may not be as accurate as they could be if we had a longer history of successfully commercializing specialized diagnostic services.

        We have incurred losses in each full fiscal year since our inception, except for the fiscal year 2007. As of December 31, 2007, we had an accumulated deficit of $42.0 million. For the years ended December 31, 2005 and 2006, we had net losses of $9.2 million and $3.8 million, respectively. For the year ended December 31, 2007, we had net income of $13.4 million, which includes a $1.5 million increase to our net income as a result of changes in 2006 accounting estimates. We may incur operating losses in the future as we expand our infrastructure, increase selling expenses and increase general and administrative expenses to comply with public company obligations or if we are unable to continue to maintain or increase our revenues or control expenses. Because of the numerous risks and uncertainties associated with our growth prospects, sales and marketing and other efforts and other factors, we are unable to predict with certainty whether we will remain profitable or predict the extent of our profitability or future losses.

We are highly dependent on Cartesian Medical Group, Inc. for the services of our hempaths and any significant difficulties in recruiting or retaining these highly trained hempaths could adversely affect our revenues and results of operations.

        Our business is highly dependent on the availability of hempaths, who provide professional services to us through Cartesian who is actively recruiting additional hempaths to work with us as we continue to expand our business. There are currently approximately 1,500 hempaths licensed in the United States, and only approximately 75 new hempaths receive board certification in the United States each year. Our PSA with Cartesian is automatically renewed on a yearly basis but may be terminated by the Company at any time on 60 days' prior written notice, and either party may terminate the PSA upon the other party's uncured material breach. Should Cartesian be unable to retain the hempaths that provide professional services to us, or if Cartesian fails in its efforts to recruit additional hempaths to provide us professional services, our ability to maintain and grow our business may be impaired. In addition, Cartesian may be required to offer higher compensation to hempaths in connection with recruitment and retention efforts, and these increased compensation expenses would be reflected in the amount we pay to Cartesian through the PSA. We may be unable to recover these increased expenses through price increases or reimbursements for our diagnostic services. In addition, if Cartesian were to experience significant turnover in hempaths, our ability to perform our specialized diagnostic services and our revenues and results of operations could be adversely affected.

We must hire and retain qualified sales representatives to grow our sales.

        Our ability to retain existing customers for our specialized diagnostic services and attract new customers is dependent upon retaining existing sales representatives and hiring new sales representatives, which is an expensive and time-consuming process. We face intense competition for qualified sales personnel and our inability to hire or retain an adequate number of sales representatives could limit our ability to maintain or expand our business and increase sales. Even if we are able to increase our sales force, our new sales personnel may not commit the necessary resources or provide sufficient high quality service and attention to hem/oncs to effectively market and sell our specialized diagnostic services. If we are unable to maintain and expand our marketing and sales networks or if our sales personnel do not perform to our high standards, we may be unable to maintain or grow our existing business and our results of operations and financial condition will likely suffer accordingly.

        Our sales personnel have developed and maintain close relationships with a number of healthcare professionals. In particular, our sales force focuses its efforts on developing relationships with community-based hem/oncs and other healthcare professionals who are decision makers in their offices. Our sales depend on the use of our specialized diagnostic services by these community-based hem/oncs and other healthcare professionals, and successful marketing of our services depends on educating these community-based hem/oncs and other healthcare professionals as to the distinctive characteristics, benefits, high quality and value of our specialized diagnostic services compared to those of our competitors.

        If a sales representative ceases employment, we risk the loss of customer goodwill based on the impairment of relationships developed between the sales representative and the healthcare professionals for whom the sales representative was responsible. This is particularly a risk if the representative goes to work for a competitor, as the healthcare professionals that are our customers may choose to use a competitor's services based on their relationship with the departed sales representative.

If we fail to attract and retain key management and other personnel, we may be unable to successfully maintain or develop our business.

        Our success depends on our continued ability to attract, retain and motivate highly qualified management, laboratory and other personnel. For example, we are highly dependent on the operational and financial expertise of our executive officers. The loss of the services of any of our executive officers, particularly Tina Nova Bennett, Ph.D., our president and chief executive officer, could impede our growth. In particular, our executive officers currently perform all of our policy-making functions, are in charge of our principal business units, divisions and functions and are solely responsible for all key decisions. We are also dependent on our key employees and consultants, who are important to our business and assist and support our executive officers in implementing and executing these officers' key decisions. If we lose any of our executive officers or key employees and consultants, other of these individuals may be required to fulfill his or her duties and spend time finding a replacement. We may not be able to find suitable replacements, and our business may be harmed as a result. We do not maintain "key woman" or "key man" insurance policies on the lives of these individuals or the lives of any of our other employees. We employ our executive officers and key employees on an at-will basis and their employment can be terminated by us or them at any time.

        Our industry has experienced a high rate of turnover of management personnel in recent years. In addition to the intense competition for qualified personnel in the healthcare industry, the San Diego area is characterized by a high cost of living, particularly for housing. As such, we could have difficulty attracting experienced personnel to our company and may be required to expend significant financial resources in our employee recruitment and retention efforts. If we are not able to attract and retain the necessary personnel to accomplish our business objectives, we may experience constraints that will impede significantly the achievement of our operational objectives, our revenue growth and our ability to implement our business strategy.

We may experience difficulties in managing our growth, and our growth rate may decline.

        Our revenues have grown to $59.3 million for the year ended December 31, 2007 from $24.0 million for the year ended December 31, 2006. This growth has put significant pressure on our systems and operations. As of January 31, 2008, we employed 155 employees, including three part-time employees. Our current organization, and our systems and facilities currently in place, may not be adequate to support our future growth. In order to effectively manage our operations and any significant growth, we may need to:

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  scale our internal infrastructure, including establishing a second laboratory facility, while continuing to provide quality services on a timely basis to community-based hem/oncs and other customers;

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  maintain and strengthen our relationships with our hem/onc customers as we increase the number of our sales and marketing personnel and increase our presence in the various geographic markets we serve;

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  attract and retain sufficient numbers of talented employees and consultants, including sales personnel, hempaths, CSCs, scientists, laboratory technicians and administrative employees, to handle the increasing number of tests we are requested to conduct;

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  manage our relationship with Federal Express to ensure its ability to handle increasing sample transport and deliveries;

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  continue to enhance our compliance and quality assurance systems; and

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  continue to improve our operational, financial and management controls and reporting systems and procedures.

        If we are not able to successfully implement the tasks necessary to further expand our operations, our business, including the quality of our services and our billing, reimbursement, compliance and quality assurance systems, our results of operations and our financial results could be adversely affected. In addition, as our revenues grow, our period over period growth rate may decline.

We are currently expanding our infrastructure, including through the acquisition and development of additional office space and the expansion of our current laboratory capacity at our existing facility, and we intend to further expand our infrastructure by establishing a new laboratory facility and implementing additional backup systems, which, among other things, could divert our resources and may cause our margins to suffer.

        In February 2008, we entered into a two-year lease (with three one-year extension options) for additional office space in Carlsbad, California to house our expanding billing and client services departments. Although this facility is in close proximity to our headquarters, there may be logistical issues that arise by virtue of separating these departments from the rest of our operations, including issues related to information systems integration, connectivity speed and the lack of back-up power at this facility. Within the first half of 2008, we will initiate construction to expand our current laboratory capacity by building out unimproved areas within our existing facility.

        Moreover, in order to better serve our expanding customer base, to create a backup to our current laboratory facility, and to gain additional referrals for our specialized diagnostic services, we intend to expand our infrastructure, including establishing a second laboratory facility in another geographic market and expanding further our backup systems. Although we currently anticipate selecting a site for our new facility this year, in order to establish the new laboratory facility, we will be required to spend considerable time and money securing adequate space, constructing the facility, obtaining the federal, state and local certifications required by all applicable laws and regulations, recruiting and training employees and establishing the additional operational, logistical and administrative infrastructure necessary to support a second facility. Even after the new laboratory facility is operational, it may take time for us to derive the same economies of scale as in our existing facility. Moreover, we may suffer reduced economies of scale in our existing laboratory facility as we seek to balance the amount of work allocated to each laboratory facility. Similarly, we may invest in new backup systems in order to prevent the interruption in our current systems, which may be costly and would take time and resources to implement. Each expansion of our facilities or systems could divert resources, including the focus of our management, away from our current business. In addition, each expansion of our facilities may increase our costs and potentially decrease operating margins, both of which would, individually or in the aggregate, negatively impact our business, financial condition and results of operations. We will need to continue to expand our managerial, operational, financial, sales, marketing and other infrastructure in order to adequately manage our business and provide support for our services. In addition, to the extent our service levels in our existing or new facilities suffer, this may adversely impact our business, financial condition and results of operations.

If our Carlsbad laboratory facility becomes inoperable, we will be unable to perform our specialized diagnostic services and our business will be harmed.

        We currently do not have redundant laboratory facilities. We perform all of our diagnostic testing in our laboratory facility located in Carlsbad, California. Carlsbad is situated on or near earthquake fault lines and is located in an area that has experienced severe wildfires during the past several years. In addition, we do not have redundant systems for all of our business processes. Our facilities, the equipment we use to perform our tests and services and our other business process systems would be costly to replace and could require substantial time to repair or replace. The facilities may be harmed or rendered inoperable by natural or man-made disasters, including earthquakes, wildfires, floods, acts of terrorism or other criminal activities, infectious disease outbreaks and power outages, which may render it difficult or impossible for us to perform our tests for some period. In addition, such events may temporarily interrupt our ability to receive specimens or materials from our suppliers and to have access to our various systems necessary to operate our business. For example, in 2007 we experienced a power outage at our Carlsbad laboratory facility and the evacuation of our facilities as a result of severe wildfires. Although our backup generator and other backup procedures and systems allowed us to continue our operations without material interruption, we cannot assure you that similar incidents will not adversely affect our business in the future. The inability to perform our tests and services would result in the loss of customers and harm our reputation, and we may be unable to regain those customers in the future. Our insurance covering damage to our property and the disruption of our business may not be sufficient to cover all of our potential losses and may not continue to be available to us on acceptable terms, or at all.

        In the event our laboratory facility is damaged or destroyed, we would need to engage a third party to perform laboratory testing services on our behalf. In order to rely on a third party to perform these testing services, we could only use another facility with established state licensure and Clinical Laboratory Improvement Amendments of 1988, or CLIA, accreditation. We cannot assure you that we would be able to find another CLIA-certified facility, or that another laboratory would be willing to perform the necessary tests for us on commercially reasonable terms. Finding a new laboratory that meets the required state licensure and CLIA accreditation standards or developing new systems necessary to operate our business would be time-consuming and costly and result in delays in our ability to provide our specialized diagnostic services or to provide the same level of quality in our services as we currently provide, which would harm our reputation and adversely affect our business, results of operations and financial condition.

We incur financial risk related to collections.

        Substantially all of our revenues are derived from specialized diagnostic services for which we bill on a fee-for-service basis. Billing for diagnostic services is a complex process and we bill many different payors such as insurance companies, governmental payor programs and patients, each of which has different billing requirements. Although we have experienced favorable trends in the collection of accounts receivable and related reductions to our provisions for doubtful accounts, we face risks in our collection efforts, including potential write-offs of doubtful accounts and long collection cycles for accounts receivable, including reimbursements by third party payors, such as Medicare, Medicaid and other governmental payor programs, hospitals, private insurance plans and managed care organizations. In addition, increases in write-offs of doubtful accounts, delays in receiving payments or potential retroactive adjustments and penalties resulting from audits by payors could adversely affect our business, results of operations and financial condition. As of December 31, 2007, we had an allowance for doubtful accounts of $1.6 million after writing off $0.9 million (exclusive of recoveries) during fiscal year 2007.

We or our suppliers and/or manufacturers may be subject to litigation relating to, among other things, payor and customer disputes, regulatory actions, professional liability, intellectual property, employee-related matters, product liability and other potential claims, which could adversely affect our business.

        We or our suppliers and/or manufacturers may become subject in the ordinary course of business to material litigation related to, among other things, payor or customer disputes, professional liability, regulatory actions, intellectual property, employee-related matters, product liability and other potential claims, as well as investigations by governmental agencies and governmental payors relating to the specialized diagnostic services we provide. Responding to these types of claims, regardless of their merit, could result in significant expense and divert the time, attention and resources of our management. Legal actions could result in substantial monetary damages as well as significant harm to our reputation with community-based hem/oncs and other healthcare professionals and with payors, which could adversely affect our business, financial condition and results of operations.

        We, Cartesian and/or our hempaths may be sued, or may be added as an additional party, under physician liability or other liability law for acts or omissions by our hempaths, laboratory personnel, or CSCs, and other employees and consultants, including but not limited to being sued for misdiagnoses or liabilities arising from the professional interpretations of test results. We, Cartesian and/or our hempaths may periodically become involved as defendants in medical malpractice and other lawsuits, and are subject to the attendant risk of substantial damage awards, in particular in connection with our COMPASS service offering. Our hempaths are insured for medical malpractice risks on a claims-made basis under traditional professional liability insurance policies. We also maintain general liability insurance that covers certain claims to which we may be subject. Our general insurance does not cover all potential liabilities that may arise, including governmental fines and penalties that we may be required to pay, liabilities we may incur under indemnification agreements and certain other uninsurable losses that we may suffer. It is possible that future claims will not be covered by or will exceed the limits of our insurance coverage.

        The suppliers and manufacturers of the diagnostic tests we perform, which are critical to the performance of our specialized diagnostic services, may be exposed to, or threatened with, future litigation by third parties having patent or other intellectual property rights alleging that their diagnostic tests infringe the intellectual property rights of these third parties. In such event, we could no longer have access to, or we may be prohibited from marketing or performing, such diagnostic tests unless we obtained a license from such third party. A license may not be available to us on acceptable terms, if at all. If we are unable to license diagnostic tests that are important to our specialized diagnostic services, our business, financial condition and results of operations may be adversely affected.

We rely on a limited number of third parties for manufacture and supply of all of our laboratory instruments, tests and materials, including consumables, and we may not be able to find replacement suppliers or manufacturers in a timely manner in the event of any disruption, which could adversely affect our business.

        We rely on third parties for the manufacture and supply of all of our laboratory instruments, equipment and materials, including consumables such as reagents and disposable test kits, that we need to perform our specialized diagnostic services, and rely on a limited number of suppliers for certain laboratory materials and some of the laboratory equipment with which we perform our diagnostic services. We do not have long-term contracts with our suppliers and manufacturers that commit them to supply equipment and materials to us. Certain of our suppliers provide us with analyte specific regents, or ASRs, which serve as building blocks in the diagnostic tests we conduct in our laboratory. These suppliers are subject to regulation by the U.S. Food and Drug Administration, or FDA, and must comply with federal regulations related to the manufacture and distribution of ASR products. Because we cannot ensure the actual production or manufacture of such critical equipment and materials, or the ability of our suppliers to comply with applicable legal and regulatory requirements, we may be subject to significant delays caused by interruption in production or manufacturing. If any of our third party suppliers or manufacturers were to become unwilling or unable to provide this equipment or these materials in required quantities or on our required timelines, we would need to identify and acquire acceptable replacement sources on a timely basis. While we have developed alternate sourcing strategies for the equipment and materials we use, we cannot be certain that these strategies will be effective and even if we were to identify other suppliers and manufacturers for the equipment and materials we need to perform our specialized diagnostic services, there can be no assurance that we will be able to enter into agreements with such suppliers and manufacturers or otherwise obtain such items on a timely basis or on acceptable terms, if at all. If we encounter delays or difficulties in securing necessary laboratory equipment or materials, including consumables, we would face an interruption in our ability to perform our specialized diagnostic services and experience other disruptions that would adversely affect our business, results of operations and financial condition.

Performance issues, service interruptions or price increases by our shipping carrier could adversely affect our business, results of operations and financial condition, and harm our reputation and ability to provide our specialized diagnostic services on a timely basis.

        Expedited, reliable shipping is essential to our operations. One of our marketing strategies entails highlighting the reliability of our point-to-point transport of patient samples.

        We rely almost exclusively on a single carrier, Federal Express, for reliable and secure point-to-point transport of patient bone marrow and other samples to our laboratory and enhanced tracking of these patient samples. Federal Express has tailored some of its systems and processes to meet our specific needs in providing high quality services to our hem/onc customers. In our specialty diagnostic field, patient samples more often than not include bone marrow biopsies, which are both technically difficult for a physician to obtain and extremely uncomfortable for patients to endure. Should Federal Express encounter delivery performance issues such as loss, damage or destruction of a sample, it would be difficult to replace our patient samples in a timely manner and such occurrences may damage our reputation and lead to decreased referrals from physicians for our specialized diagnostic services and increased cost and expense to our business. In addition, any significant increase in shipping rates could adversely affect our operating margins and results of operations. Similarly, strikes, severe weather, natural disasters or other service interruptions by delivery services we use would adversely affect our ability to receive and process patient samples on a timely basis.

        If Federal Express or we were to terminate our relationship, we would be required to find another party to provide expedited, reliable point-to-point transport of our patient samples. There are only a few other providers of such nationwide transport services, and there can be no assurance that we will be able to enter into arrangements with such other providers on acceptable terms, if at all. Finding a new provider of transport services would be time-consuming and costly and result in delays in our ability to provide our specialized diagnostic services. Even if we were to enter into an arrangement with such provider, there can be no assurance that they will provide the same level of quality in transport services currently provided to us by Federal Express. If the new provider does not provide the required quality and reliable transport services, it could adversely affect our business, reputation, results of operations and financial condition.

Proprietary trademarks, service marks, trade secrets and unpatented expertise are very important to our business.

        We use numerous trademarks and service marks to identify the products and services we offer, some of which have been registered with the U.S. Patent and Trademark Office, or USPTO, and others of which are undergoing USPTO review. In addition, we are seeking registration of the name Genoptix in additional fields of use. We cannot guarantee that any of the trademarks or service marks for which we have applied for registration will be granted. Moreover, should a third party challenge one or more of our trademarks or service marks, we cannot guarantee that we would prevail in that challenge. Despite the use of our trademarks or service marks in connection with our services, we are not the sole person entitled to use the names COMPASS or CHART in every category in the United States. For example, third parties have registered the name COMPASS in the United States in the medical field and other categories. None of these third parties have contacted us with a claim that our COMPASS trademark infringes their rights. We cannot guarantee that a third party with rights in a COMPASS or CHART trademark, or in another trademark we use, will not assert those rights against us in the future, by opposing one of our trademark applications, petitioning to cancel one of our trademark registrations, or filing suit against us for trademark infringement seeking damages and/or an injunction to stop us from using our mark.

        Although we have taken steps to protect our trade secrets and unpatented expertise, including entering into confidentiality agreements with third parties, and confidential information and inventions agreements with employees, consultants and advisors, third parties may still be able to obtain this information or we may be unable to protect our rights. There can be no assurance that binding agreements will not be breached, that we would have adequate remedies for any breach, or that our trade secrets will not otherwise become known or be independently discovered by our competitors. Enforcing a claim that a third party illegally obtained and is using our trade secrets or unpatented expertise is expensive and time-consuming, and the outcome is unpredictable. Moreover, our competitors may independently develop equivalent knowledge, methods and expertise, and we would not be able to prevent their use.

If technological innovation or prophylactic treatments were to reduce the need to conduct diagnostic testing on blood and bone marrow samples or allow our customers or other third parties to perform specialized diagnostic services similar to ours, our business, prospects, results of operations and financial condition could be adversely affected.

        In order for hem/oncs to arrive at the correct diagnosis, choose or modify appropriate therapeutic regimens and monitor the effectiveness of these regimens, they currently require highly specialized diagnostic services that analyze blood and bone marrow samples. We focus our diagnostic efforts primarily on specific malignancies of the blood and bone marrow. Serial blood and bone marrow examinations are typically performed to follow the progress of the disease and the patient's response to therapy. Technological innovations or other advances in medicine that result in the creation of enhanced diagnostic tools may enable other clinical laboratories, hospitals, physicians or other medical providers, or patients, to provide specialized diagnostic services similar to ours in a more patient-friendly, efficient or cost-effective manner than is currently possible. Advances in technology or medicine may also result in a cure or prophylactic treatment for some of the diseases on which we focus which could reduce or eliminate the need to obtain and analyze bone marrow samples. This could substantially reduce or eliminate our market opportunity and adversely affect our business, prospects, results of operations and financial condition.

Failure in our information systems, or IS, telephone or other systems could significantly disrupt our operations and adversely affect our business and financial condition.

        IS and telephone systems are used extensively in virtually all aspects of our business, including laboratory testing, sales, billing, customer service, logistics and management of medical data. The success of our business depends on the ability to obtain, process, analyze, maintain and manage this data. Our management relies on our information systems because:

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  patient samples must be received, tracked and processed on a timely basis;

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  test results must be monitored and reported on a timely basis;

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  billings and collections for all customers must be managed efficiently and accurately;

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  third party ancillary billing services require proper tracking and reporting;

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  pricing and other information related to our services is needed by our sales force and other personnel in a timely manner to conduct business;

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  centralized procurement and test inventory management systems are required for effective test inventory management;

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  regulatory compliance requires proper tracking and reporting; and

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  proper recordkeeping is required for operating our business, regulatory compliance, managing employee compensation and other personnel matters.

        Our business, results of operations and financial condition may be adversely affected if, among other things:

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  our IS, telephone or other systems are interrupted or fail for any extended length of time;

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  services relating to our IS, telephone or other systems are not kept current;

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  our IS, telephone or other systems become unable to support expanded operations and increased levels of business;

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  services provided by one or more of our vendors fail to operate within the expected technical parameters;

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  information is lost or unable to be restored or processed; or

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  information security is breached.

        Our success depends, in part, on the continued and uninterrupted performance of our IS, telephone and other systems, which are vulnerable to damage from a variety of sources, including telecommunications or network failures, computer viruses, natural disasters and physical or electronic break-ins. We are especially vulnerable to losses of patient information, which could result in violations of federal and state privacy laws. Despite the precautionary measures we have taken to prevent breakdowns in our IS and telephone systems, sustained or repeated system failures that interrupt our ability to process test orders, deliver test results or perform tests in a timely manner or that cause us to lose patient information could adversely affect our business, results of operations and financial condition.

We may experience difficulty in identifying, acquiring or in-licensing, and integrating third parties' products, services, businesses and technologies into our current infrastructure and we may not be able to successfully execute on and integrate such products, services, businesses or technologies, which could disrupt our business and adversely affect our results of operations and financial condition.

        An important part of our business strategy is to opportunistically pursue additional technologies, collaborations and acquisitions that will enable us to accelerate the implementation of our strategic plan and to increase the number of customers we serve and the specialized diagnostic services we provide to those customers, including by way of investments in other companies, licensing of technology, co-development arrangements, collaborations, asset purchases and other similar transactions. For example, we currently outsource select specialized services that we offer and we may in the future seek to acquire the necessary capabilities to provide these services internally. Although we are not currently a party to any other agreements or commitments and we have no understandings with respect to any such opportunities, we may seek to expand our services and technologies, on an opportunistic basis and as resources allow, by acquiring or in-licensing products, services, businesses or technologies that we believe are a strategic fit with our business and growth plans. Future acquisitions or in-licensing of products, services, businesses or technologies, however, may entail numerous operational and financial risks including:

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  exposure to unknown liabilities;

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  disruption of our business and diversion of our management's time and attention;

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  the availability of financing to pay for these transactions;

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  incurrence of substantial debt or dilutive issuances of securities to pay for these transactions;

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  higher than expected acquisition, in-licensing and integration costs;

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  increased amortization expenses;

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  difficulties in and costs of combining the operations and personnel of any acquired or in-licensed products, services, businesses or technologies with our operations and personnel;

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  impairment of relationships with key suppliers or customers of any acquired or in-licensed products, services, businesses or technologies due to changes in management and ownership; and

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  inability to retain key employees of any acquired or in-licensed products, services, businesses or technologies.

        Finally, we may devote resources to potential acquisitions, in-licensing or collaboration opportunities that are never completed, acquired by others, or fail to realize the anticipated benefits of such efforts. Any of these matters could disrupt our business and adversely affect our results of operations and financial condition.

We use biological and hazardous materials that require considerable expertise and expense for handling, storage or disposal and may result in claims against us.

        We work with hazardous materials, including chemicals, biological agents and compounds, blood and bone marrow samples and other human tissue, that could be dangerous to human health and safety or the environment. Our operations also produce hazardous and biohazardous waste products. Federal, state and local laws and regulations govern the use, generation, manufacture, storage, handling and disposal of these materials and wastes. Compliance with applicable environmental laws and regulations may be expensive, and current or future environmental laws and regulations may impair business efforts. If we do not comply with applicable regulations, we may be subject to fines and penalties.

        In addition, we cannot entirely eliminate the risk of accidental injury or contamination from these materials or wastes. Our general liability insurance and/or workers' compensation insurance policy may not cover damages and fines arising from biological or hazardous waste exposure or contamination. Accordingly, in the event of contamination or injury, we could be held liable for damages or penalized with fines in an amount exceeding our resources, and our operations could be suspended or otherwise adversely affected.

We may be subject to claims that our employees, consultants or independent contractors have wrongfully used or disclosed alleged trade secrets of their other clients or former employers to us.

        In addition to our employees, we engage the services of consultants to assist us with certain aspects of our business. Many of these employees or consultants were previously employed at or may have previously been or are currently providing consulting services to, other clinical laboratories or diagnostics companies, including our competitors or potential competitors. Although no claims against us are currently pending, we may be subject to claims that we or these employees or consultants have inadvertently or otherwise used or disclosed trade secrets or other proprietary information of their former employers or their former or current customers. Litigation may be necessary to defend against these claims. Even if we are successful in defending against these claims, litigation could result in substantial costs and be a distraction to management.

Risks Relating to Regulatory and Compliance Matters

We conduct business in a heavily regulated industry, and changes in regulations or violations of regulations may, directly or indirectly, reduce our revenues, adversely affect our results of operations and financial condition and harm our business.

        The clinical laboratory testing industry is highly regulated, and there can be no assurance that the regulatory environment in which we operate will not change significantly and adversely in the future. Areas of the regulatory environment that may affect our ability to conduct business include, without limitation:

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  federal and state laws applicable to billing and claims payment and/or regulatory agencies enforcing those laws and regulations;

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  federal and state laboratory anti-mark-up laws;

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  federal and state anti-kickback laws;

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  federal and state false claims laws;

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  federal and state self-referral and financial inducement laws, including the federal physician anti-self-referral law, or the Stark Law;

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  coverage and reimbursement levels by Medicare, Medicaid, other governmental payors and private insurers;

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  restrictions on reimbursements for our services;

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  federal and state laws governing laboratory testing, including CLIA;

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  federal and state laws governing the development, use and distribution of diagnostic medical tests known as "home brews";

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  the Health Insurance Portability and Accountability Act of 1996, or HIPAA;

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  federal and state regulation of privacy, security and electronic transactions;

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  state laws regarding prohibitions on the corporate practice of medicine;

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  state laws regarding prohibitions on fee-splitting;

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  federal, state and local laws governing the handling and disposal of medical and hazardous waste; and

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  Occupational Safety and Health Administration, or OSHA, rules and regulations.

        These laws and regulations are extremely complex and in many instances, there are no significant regulatory or judicial interpretations of these laws and regulations. While we believe that we are currently in material compliance with applicable laws and regulations, a determination that we have violated these laws, or the public announcement that we are being investigated for possible violations of these laws, would adversely affect our business, prospects, results of operations and financial condition. In addition, a significant change in any of these laws may require us to change our business model in order to maintain compliance with these laws, which could reduce our revenues or increase our costs and adversely affect our business, prospects, results of operations and financial condition.

If we fail to comply with healthcare fraud and abuse laws that govern, among other things, sales and marketing, billing and claims processing practices, we could face substantial penalties and our business, results of operations and financial condition could be adversely affected.

        We are subject to various state and federal healthcare fraud and abuse laws and regulations, including, but not limited to:

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  the federal Anti-Kickback Statute, which prohibits persons from knowingly and willfully soliciting, receiving, offering or providing remuneration, directly or indirectly, in cash or in kind, in exchange for or to induce either the referral of an individual for, or the purchase, order or recommendation of, any good or service for which payment may be made under governmental payor programs such as Medicare and Medicaid;

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  the federal False Claims Act which prohibits individuals or entities from knowingly presenting, or causing to be presented to the federal government, claims for payment that are false or fraudulent;

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  HIPAA, which created federal criminal laws that prohibit executing a scheme to defraud any healthcare benefit program or making false statements relating to healthcare matters;

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  the Stark Law, which prohibits a physician from making a referral to an entity for certain designated health services reimbursed by Medicare or Medicaid if the physician (or a member of the physician's family) has a financial relationship with the entity, and which also prohibits the submission of any claim for reimbursement for designated health services furnished pursuant to a prohibited referral; and

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  state law equivalents of each of the above federal laws, such as anti-kickback and false claims laws which may apply to items or services reimbursed by any third party payor, including commercial insurers.

        Sanctions under these federal and state laws may include civil monetary penalties, exclusion of a clinical laboratory's participation in or reimbursement from governmental payor programs, criminal fines and imprisonment. Although we endeavor to comply in all material respects with these rules and regulations, our sales and marketing, billing and claims processing practices may not, in all cases, meet all of the criteria for safe harbor protection or exemptions from liability under these laws. For example, in most cases, patients who utilize service providers that are not participants in a preferred provider network are subject to increased financial obligations in the form of greater coinsurance or copayment requirements. For approximately half of our revenues for the years ended December 31, 2007 and 2006, we were generally subject to reimbursement as a non-contracting provider. In order to maintain our competitiveness with other clinical laboratories, except as required by applicable laws, we frequently accept third party insurance payment as payment in full and, in turn, waive all or a part of a patient's coinsurance obligations such that the patient's financial burden is no greater than if he or she would have selected an in-network provider. A successful challenge to our practice of accepting third party insurance payments as payment in full under the laws discussed above could adversely affect our business, results of operations and financial condition.

Our failure to comply with governmental payor regulations could result in our being excluded from participation in Medicare, Medicaid or other governmental payor programs, which would decrease our revenues and adversely affect our results of operations and financial condition.

        Reimbursement from Medicare and Medicaid accounted for approximately 38% and 43% of our revenues for the years ended December 31, 2007 and 2006, respectively. The Medicare program is administered by CMS which, like the states that administer their respective state Medicaid programs, imposes extensive and detailed requirements on diagnostic services providers, including, but not limited to, rules that govern how we structure our relationships with physicians, how and when we submit reimbursement claims and how we provide our specialized diagnostic services. Our failure to comply with applicable Medicare, Medicaid and other governmental payor rules could result in our inability to participate in a governmental payor program, our returning funds already paid to us, civil monetary penalties, criminal penalties and/or limitations on the operational function of our laboratory. If we were unable to receive reimbursement under a governmental payor program, a substantial portion of our revenues would be lost, which would adversely affect our results of operations and financial condition.

Our business could be harmed by future interpretations of clinical laboratory mark-up prohibitions.

        Our laboratory currently uses the services of outside reference laboratories to provide certain complementary laboratory services to those services provided directly by our laboratory. Although Medicare policies do not prohibit certain independent-laboratory-to-independent-laboratory referrals and subsequent mark-up for services, California and other states have rules and regulations that prohibit or limit the mark-up of these laboratory-to-laboratory services. A challenge to our charge-setting procedures under these rules and regulations could have a material adverse effect on our business, results of operations and financial condition.

Our business could be harmed from the loss or suspension of a license or imposition of a fine or penalties under, or future changes in, the law or regulations of the Clinical Laboratory Improvement Amendments of 1988, or those of other state or local agencies.

        We are subject to CLIA, which is administered by CMS and extends federal oversight to virtually all clinical laboratories by requiring that they be certified by the federal government or by a federally-approved accreditation agency. CLIA is designed to ensure the quality and reliability of clinical laboratories by mandating specific standards in the areas of personnel qualifications, administration and participation in proficiency testing, patient test management, quality control, quality assurance and inspections. The sanction for failure to comply with CLIA requirements may be suspension, revocation or limitation of a laboratory's CLIA certificate, which is necessary to conduct business, as well as significant fines and/or criminal penalties. If a laboratory is certified as "high complexity" under CLIA, the laboratory may obtain ASRs, which are used to develop in-house diagnostic tests known as "home brews." We received our CLIA accreditation certificate as a "high complexity" laboratory in mid-2004. To renew this certificate, we are subject to survey and inspection every two years as well as the possibility of unannounced surveys at any time. Our CLIA accreditation was last renewed in March 2007.

        We are also subject to regulation of laboratory operations under state clinical laboratory laws. State clinical laboratory laws may require that laboratories and/or laboratory personnel meet certain qualifications, specify certain quality controls or require maintenance of certain records. For example, California requires that we maintain a license to conduct testing in California and California law establishes standards for our day-to-day laboratory operations, including the training and skill required of laboratory personnel and quality control. Certain other states, including Florida, Maryland, New York, Pennsylvania and Rhode Island, each require that we hold licenses to test specimens from patients residing in those states, and additional states may require similar licenses in the future. Potential sanctions for violation of these statutes and regulations include significant fines and the suspension or loss of various licenses, certificates and authorizations, which could adversely affect our business and results of operations.

Certain of our specialized diagnostic tests take advantage of the "home brew" exception from the FDA review, and any changes to the FDA's policies with respect to this exception could adversely affect our business and results of operations.

        Clinical laboratory diagnostic tests that are developed and validated by a laboratory for use in examinations the laboratory performs itself are called "home brew" tests. The FDA maintains that it has authority to regulate the development and use of "home brews" as diagnostic medical devices under the Federal Food, Drug and Cosmetic Act, or FDCA, but to date has decided not to exercise its authority with respect to most "home brew" tests as a matter of enforcement discretion. A substantial portion of our specialized diagnostic tests are "home brew" tests for which we have not obtained the FDA premarket clearance or approval. In addition, manufacturers and suppliers of ASRs, which we obtain for use in our "home brews," are required to register with the FDA, to conform manufacturing operations to the FDA's Quality System Regulation, or QSR, and to comply with certain reporting and other recordkeeping requirements. The FDA regularly considers the application of additional regulatory controls over the sale of ASRs and the development and use of "home brews" by laboratories such as ours. We cannot predict the extent of the FDA's future regulation and policies with respect to "home brew" tests and there can be no assurance that the FDA will not require us to obtain premarket clearance or approval for certain of the diagnostic tests that we perform. Any such premarket clearance requirements could restrict or delay our ability to provide our specialized diagnostic services and may adversely affect our business and results of operations.

Failure to comply with the HIPAA security and privacy regulations may increase our operational costs.

        The HIPAA privacy and security regulations establish comprehensive federal standards with respect to the uses and disclosures of personal health information, or PHI, by health plans and healthcare providers, in addition to setting standards to protect the confidentiality, integrity and availability of electronic PHI. The regulations establish a complex regulatory framework on a variety of subjects, including:

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  the circumstances under which uses and disclosures of PHI are permitted or required without a specific authorization by the patient, including but not limited to treatment purposes, activities to obtain payments for services and healthcare operations activities;

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  a patient's rights to access, amend and receive an accounting of certain disclosures of PHI;

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  the content of notices of privacy practices for PHI; and

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  administrative, technical and physical safeguards required of entities that use or receive PHI electronically.

        We have implemented policies and procedures related to compliance with the HIPAA privacy and security regulations, as required by law. The privacy regulations establish a uniform federal "floor" and do not supersede state laws that are more stringent. Therefore, we are required to comply with both federal privacy regulations and varying state privacy laws. The federal privacy regulations restrict our ability to use or disclose patient identifiable laboratory data, without patient authorization, for purposes other than payment, treatment or healthcare operations (as defined by HIPAA), except for disclosures for various public policy purposes and other permitted purposes outlined in the privacy regulations. The privacy and security regulations provide for significant fines and other penalties for wrongful use or disclosure of PHI, including potential civil and criminal fines and penalties. Although the HIPAA statute and regulations do not expressly provide for a private right of damages, we also could incur damages under state laws to private parties for the wrongful use or disclosure of confidential health information or other private personal information.

Our business could be materially harmed by future interpretation or implementation of state laws regarding prohibitions on the corporate practice of medicine.

        The manner in which licensed physicians can be organized to perform and bill for medical services is governed by state laws and regulations. Under the laws of some states, including California, business corporations generally are not permitted to employ physicians or to own corporations that employ physicians or to otherwise exercise control over the medical judgments or decisions of physicians. All of the hempaths that we utilize in connection with providing our specialized diagnostic services are employed by Cartesian. Cartesian is a California professional corporation we formed for the purpose of providing professional medical services in conjunction with the diagnostic services that we provide. On December 31, 2005, we entered into the PSA with Cartesian pursuant to which these hempaths provide professional services to us. Prior to that time, we employed these hempaths, which could result in the potential assertion by regulatory authorities that we were engaged in the corporate practice of medicine.

        We believe that we currently are in compliance in all material respects with the laws governing the corporate practice of medicine in California. If regulatory authorities or other parties were to assert that we were engaged in the corporate practice of medicine currently or prior to December 31, 2005, or if California laws governing the corporate practice of medicine were to change, we could be required to restructure our contractual and other arrangements, and we and/or our hempaths could be subject to civil or criminal penalties. In addition, the provision of our specialized diagnostic services, which rely heavily on the professional services provided by our hempaths, could be interrupted or suspended, which would adversely affect our business, results of operations and financial condition.

Risks Relating to Our Finances and Capital Requirements

We may need to raise additional capital in the future, which may not be available on favorable terms or at all, which may cause dilution to our existing stockholders or require us to be subject to certain restrictions.

        We may need to raise additional capital in the future. Our operations have consumed substantial amounts of cash since inception. To date, our sources of cash have been primarily limited to our IPO, private placements of preferred stock and debt, and more recently cash flow from operations. We expect to continue to spend substantial amounts of capital to grow our business. To fund such growth, we may raise additional funds through public or private equity offerings or debt financings. We do not know if we will be able to continue to generate cash flow from operations or if we will be able to obtain additional financing on favorable terms, if at all. If we cannot raise funds on acceptable terms, if and when needed, we may not be able to maintain or grow our business at the rate that we currently anticipate and respond to competitive pressures or unanticipated capital requirements, or we may be required to reduce operating expenses, which could significantly harm our business, financial condition and results of operations. In addition, to the extent that we raise additional capital by issuing equity securities, our existing stockholders' ownership in our company will be diluted.

Negative conditions in the global credit markets may impair the liquidity of a portion of our investment portfolio.

        Our investment securities consist of high-grade auction rate securities, corporate debt securities and government agency securities. As of December 31, 2007, our short-term investments included $17.4 million of high-grade (AAA rated) auction rate securities issued primarily by municipalities and universities. The recent negative conditions in the global credit markets have prevented some investors from liquidating their holdings, including their holdings of auction rate securities. On February 13, 2008, we were informed that there was insufficient demand at auction for two of our high-grade auction rate securities, representing approximately $8.0 million. As a result, these affected securities are currently not liquid, and we could be required to hold them until they are redeemed by the issuer or to maturity. We may experience a similar situation with our remaining auction rate securities. In the event we need to access the funds that are in an illiquid state, we will not be able to do so without a loss of principal, until a future auction on these investments is successful, the securities are redeemed by the issuer or they mature. At this time, management has not obtained sufficient evidence to conclude that these investments are impaired or that they will not be settled in the short term, although the market for these investments is presently uncertain. If the credit ratings of the security issuers deteriorate and any decline in market value is determined to be other-than-temporary, we would be required to adjust the carrying value of the investment through an impairment charge.

We expect to continue to incur significant increased costs as a result of operating as a public company, and our management expects to continue to devote substantial time to public company compliance programs.

        As a public company, we incur significant legal, accounting and other expenses that we did not incur as a private company, which we currently expect to be at least $2.2 million per year. In addition, the Sarbanes-Oxley Act of 2002, or the Sarbanes-Oxley Act, as well as rules subsequently implemented by the Securities and Exchange Commission, or SEC, and The NASDAQ Stock Market, or NASDAQ, in the past several years have imposed various requirements on public companies, including establishment and maintenance of effective disclosure and financial controls and changes in corporate governance practices. Our management and other personnel continue to devote a substantial amount of time to these compliance programs and other programs related to being a public company, such as investor relations and monitoring of public company reporting obligations. These rules and regulations will continue to increase our legal and financial compliance costs and will make some activities more time-consuming and costly. As a public company, it is more difficult and more expensive for us to renew director and officer liability insurance, and we may be required to accept reduced policy limits and coverage or incur substantially higher costs to obtain the same or similar coverage.

        The Sarbanes-Oxley Act requires, among other things, that we maintain effective internal control over financial reporting. In particular, commencing this year, we must perform system and process evaluation and testing of our internal control over financial reporting to allow management and our independent registered public accounting firm to report on the effectiveness of our internal control over financial reporting, as required by Section 404 of the Sarbanes-Oxley Act, or Section 404. Our testing, or the subsequent testing by our independent registered public accounting firm, may reveal significant deficiencies or material weaknesses in our internal control over financial reporting. We expect to incur significant expense and devote substantial management effort toward ensuring compliance with Section 404. If we are not able to comply with the requirements of Section 404 in a timely manner, or if we or our independent registered public accounting firm identify deficiencies in our internal control over financial reporting that are deemed to be significant deficiencies or material weaknesses, the market price of our common stock could decline and we could be subject to sanctions or investigations by NASDAQ, the SEC or other regulatory authorities, which would entail expenditure of additional financial and management resources.

Risks Relating to the Securities Markets and Investment in Our Common Stock

There may not be a viable public market for our common stock.

        We cannot predict the extent to which investor interest in our company will sustain an active trading market for our stock on The NASDAQ Global Market or any other stock market or how liquid any such market might remain. If an active public market is not sustained, it may be difficult for our stockholders to sell their shares of common stock at a price that is attractive to them, or at all.

Fluctuations in our operating results and market volatility may affect our stock price.

        The market price of our common stock is volatile and may fluctuate significantly in response to a number of factors, many of which we cannot control, including:

  •
  changes in coverage and/or reimbursement guidelines and amounts;

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  variations in deductible and coinsurance amounts;

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  changes in regulations affecting the healthcare or diagnostic services industry;

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  failure to comply with applicable regulations;

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  changes in the payor mix or the mix or cost of our specialized diagnostic services;

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  the timing and volume of patient orders and the timing and cost of our sales and marketing campaigns;

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  increased investigative or enforcement initiatives by governmental and other third party payors;

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  additions or departures of key personnel;

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  variations in our quarterly operating results, including the number of business days in each quarter;

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  seasonality and volume declines due to adverse weather conditions and holidays;

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  changes in our accounting estimates;

  •
  changes in our days sales outstanding, or DSO, level;

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  changes in securities analysts' estimates of our financial performance;

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  announcements of acquisitions or other strategic transactions by us or our competitors;

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  announcements of new products or services offered by us or our competitors;

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  fluctuations in stock market prices and trading volumes of similar companies or in the broader markets generally;

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  sales of large blocks of our common stock, including sales by our executive officers, directors and significant stockholders;

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  any litigation in which we become involved;

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  fluctuations in security market indices of which we may be included now or in the future;

  •
  discussion of us or our stock price by the financial and medical press and in online investor communities;

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  impairment of any of our assets, including our investment securities; and

  •
  changes in accounting principles generally accepted in the United States.

        Due to these factors, stockholders may not be able to sell their shares of our common stock at favorable prices or at all.

Anti-takeover provisions in our charter documents and under Delaware law could make an acquisition of us, which may be beneficial to our stockholders, more difficult and may prevent attempts by our stockholders to replace or remove our current management.

        Provisions in our amended and restated certificate of incorporation and amended and restated bylaws, both of which became effective upon the completion of our IPO, may delay or prevent an acquisition of us or a change in our management. These provisions include a classified board of directors, a prohibition on actions by written consent of our stockholders and the ability of our board of directors to issue preferred stock without stockholder approval. In addition, because we are incorporated in Delaware, we are governed by the provisions of Section 203 of the Delaware General Corporation Law, which, subject to certain exceptions, prohibits stockholders owning in excess of 15% of our outstanding voting stock from merging or combining with us. Although we believe these provisions collectively provide for an opportunity to receive higher bids by requiring potential acquirers to negotiate with our board of directors, they would apply even if the offer may be considered beneficial by some stockholders. In addition, these provisions may frustrate or prevent any attempts by our stockholders to replace or remove our current management by making it more difficult for stockholders to replace members of our board of directors, which is responsible for appointing the members of our management.

If our executive officers, directors and largest stockholders choose to act together, they may be able to control our operations and act in a manner that advances their interests and not necessarily those of other stockholders.

        As of January 31, 2008, our executive officers, directors and holders of 5% or more of our outstanding common stock beneficially owned approximately 58.9% of our common stock. As a result, these stockholders, acting together, are able to control all matters requiring approval by our stockholders, including the election of directors and the approval of mergers or other business combination transactions. The interests of this group of stockholders may not always coincide with our interests or the interests of other stockholders, and they may act in a manner that advances their interests and not necessarily those of other stockholders.

Future sales of our common stock may depress our stock price.

        Sales of a substantial number of shares of our common stock in the public market could occur at any time. These sales, or the perception in the market that the holders of a large number of shares intend to sell shares, could reduce the market price of our common stock. Approximately 6,691,903 shares of our common stock outstanding as of the date of this prospectus and after giving effect to the sale of the shares by the selling stockholders (assuming no exercise of the underwriters' option to purchase additional shares from the selling stockholders) are currently restricted as a result of securities laws or lock-up agreements, but will be available for resale in the public market as described below. As a result of the 180-day lock-up agreements between the underwriters for our IPO and our security holders, the 90-day lock-up agreements between the underwriters for this offering and our officers, directors and the selling stockholders and the provisions of Rule 144 under the Securities Act, or Rule 144, and Rule 701 under the Securities Act of 1933, as amended, or the Securities Act, or Rule 701, the shares of our common stock that will be available for sale in the public market are as follows:

  •
  992,884 shares will be eligible for sale under Rule 144 or Rule 701 upon the expiration of the various lock-up agreements without regard to volume limitations, manner of sale requirements or other restrictions, unless extended for up to a specified number of additional days as required under the lock-up agreements;

  •
  5,688,475 shares will be eligible for sale under Rule 144 upon the expiration of the various lock-up agreements, subject to volume limitations, manner of sale requirements and other restrictions, unless extended for up to a specified number of additional days as required under the lock-up agreements; and

  •
  930,892 shares will be eligible for sale, upon the exercise of vested options and warrants (based on the number of options and warrants outstanding as of January 31, 2008 and after giving effect to the exercise of options and warrants (assuming no net exercise) by the selling stockholders in connection with this offering), upon the expiration of the various lock-up agreements, unless extended for up to a specified number of additional days as required under the lock-up agreements.

        Amendments to Rule 144 effective as of February 15, 2008 reduce the holding period for restricted shares of common stock to six months under specified circumstances, modify the restrictions on the sale of restricted shares of common stock held by affiliates and modify certain other restrictions on resale of the shares of common stock under Rule 144 to make it easier for stockholders under specified circumstances to sell their shares.

        Moreover, following the completion of this offering (assuming no exercise of the underwriters' option to purchase additional shares from the selling stockholders) the holders of up to approximately 6,409,580 shares of common stock (including shares of our common stock issuable upon the exercise of outstanding warrants) will have rights, subject to some conditions, to require us to file registration statements covering their shares or to include their shares in registration statements that we may file for ourselves or other stockholders. These rights will terminate upon the earlier of four years following the closing of our IPO or, as to a particular holder of registration rights, when all securities held by that stockholder subject to registration rights may be sold pursuant to Rule 144 within a single 90-day period. We also registered all shares of common stock that we may issue under our equity compensation plans. These shares can be freely sold in the public market upon issuance, subject to the lock-up agreements between the underwriters for our IPO and our security holders and our window period and insider trading policies, if applicable.

We have never paid dividends on our capital stock, and because we do not anticipate paying any cash dividends in the foreseeable future, capital appreciation, if any, of our common stock may be the sole source of gain on an investment in our stock.

        We have paid no cash dividends on any of our classes of capital stock to date and we currently intend to retain our future earnings, if any, to fund the development and growth of our business. We do not anticipate paying any cash dividends on our common stock in the foreseeable future. Furthermore, to the extent we incur additional indebtedness, the loan documents governing such indebtedness may restrict our ability to pay dividends. As a result, we anticipate that capital appreciation, if any, of our common stock may be our stockholders' sole source of gain for the foreseeable future.

We may become involved in securities class action litigation that could divert management's attention and harm our business.

        The stock markets have from time to time experienced significant price and volume fluctuations that have affected the market prices for the common stock of diagnostic companies. These broad market fluctuations may cause the market price of our common stock to decline. In the past, securities class action litigation has often been brought against a company following a decline in the market price of its securities. This risk is especially relevant for us because clinical laboratory service companies have experienced significant stock price volatility in recent years. We may become involved in this type of litigation in the future. Litigation often is expensive and diverts management's attention and resources, which could adversely affect our business.

If we are not the subject of securities analyst reports or if any securities analyst downgrades our common stock or our sector, the price of our common stock could be negatively affected.

        Securities analysts may publish reports about us or our industry containing information about us that may affect the trading price of our common stock. There are many publicly traded companies active in the healthcare industry, which may mean it will be less likely that we receive analysts' coverage, which in turn could affect the price of our common stock. In addition, if a securities or industry analyst downgrades the outlook for our stock or one of our competitors' stocks or chooses to terminate coverage of our stock, the trading price of our common stock may also be negatively affected.

FORWARD-LOOKING STATEMENTS

        This prospectus contains forward-looking statements, including statements regarding our sales and marketing efforts, our expected future revenues, operations and expenditures, and our future plans and prospects, that are based on our management's beliefs and assumptions and on information currently available to our management. The forward-looking statements are contained principally in "Prospectus Summary," "Risk Factors," "Management's Discussion and Analysis of Financial Condition and Results of Operations" and "Business." Forward-looking statements relate to future events or our future financial performance and include information concerning our possible or assumed future results of operations, business strategies, financing plans, competitive position, industry environment, potential growth opportunities, regulatory compliance, the effects of future regulation and competition. Forward-looking statements include all statements that are not historical facts and generally can be identified by terms such as "anticipates," "believes," "could," "estimates," "expects," "intends," "may," "plans," "potential," "predicts," "projects," "should," "will," "would" or the negative of those terms, and similar expressions.

        Forward-looking statements include, but are not limited to, statements about:

  •
  the expected reimbursement levels from governmental payors and private insurers;

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  application of existing laws, rules and regulations, including without limitation, Medicare laws, anti-kickback laws, HIPAA regulations, federal and state false claims laws and corporate practice of medicine laws, to our business and the services we provide;

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  regulatory developments in the United States;

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  our ability to maintain our license under CLIA;

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  our ability to expand our operations and increase our market share;

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  our ability to compete with other clinical diagnostic laboratories;

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  our expected growth in revenues and profitability;

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  Cartesian's ability to hire and retain an adequate number of highly trained hempaths;

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  our ability to hire and retain sufficient managerial, sales, clinical and other personnel to meet our needs;

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  our ability to successfully establish a second laboratory facility and expand our backup systems and infrastructure; and

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  the accuracy of our estimates regarding reimbursement, expenses, future revenues and capital requirements.

        Forward-looking statements involve known and unknown risks, uncertainties and other factors which may cause our actual results, performance or achievements to be materially different from any future results, performance or achievements expressed or implied by the forward-looking statements. We discuss these risks in greater detail in "Risk Factors." Given these uncertainties, you should not place undue reliance on these forward-looking statements. These forward-looking statements represent our management's beliefs and assumptions only as of the date of this prospectus. You should read this prospectus, including the information incorporated by reference in this prospectus, and the documents that we reference in this prospectus and have filed as exhibits to the registration statement, of which this prospectus is a part, completely and with the understanding that our actual future results may be materially different from what we expect.

        Except as required by law, we assume no obligation to update these forward-looking statements publicly, or to update the reasons actual results could differ materially from those anticipated in these forward-looking statements, even if new information becomes available in the future.

USE OF PROCEEDS

        The selling stockholders, including certain members of our management, will receive all of the proceeds from this offering, and we will not receive any proceeds from the sale of shares in this offering. See "Principal and Selling Stockholders." Any proceeds received by us in connection with the exercise of options or warrants to purchase shares of our common stock by the selling stockholders in connection with this offering will be used for general corporate purposes.

PRICE RANGE OF COMMON STOCK

        Our common stock has been listed on The NASDAQ Global Market under the symbol "GXDX" since our IPO. Before then, there was no public market for our common stock. The following table sets forth, for the periods indicated, the high and low closing sales prices of our common stock as reported by The NASDAQ Global Market:

	High	Low
Fourth Quarter 2007 (beginning October 30, 2007)	$32.80	$24.70
First Quarter 2008 (through February 13, 2008)	$37.21	$29.27

        On February 13, 2008, the closing price as reported on The NASDAQ Global Market of our common stock was $30.50 per share. As of January 31, 2008, we had approximately 120 holders of record of our common stock.

DIVIDEND POLICY

        We have never declared or paid any cash dividends on our common stock and do not expect to pay cash dividends in the foreseeable future. Any future determination related to dividend policy will be made at the discretion of our board of directors. Furthermore, to the extent we incur additional indebtedness in the future, the loan documents governing such indebtedness may restrict our ability to pay dividends.

CAPITALIZATION

        The following table sets forth our capitalization as of December 31, 2007. You should read the information in this table together with our consolidated financial statements and accompanying notes and "Management's Discussion and Analysis of Financial Condition and Results of Operations" included elsewhere in this prospectus.

As of December 31, 2007
(in thousands, except share amounts)
Stockholders' equity:
Preferred stock, $0.001 par value: 5,000,000 shares authorized, no shares issued and outstanding	$—
Common stock, $0.001 par value: 100,000,000 shares authorized, 16,095,270 shares issued and outstanding	16
Additional paid-in capital	132,532
Accumulated other comprehensive income	53
Accumulated deficit	(41,996)

Total stockholders' equity	90,605

Total capitalization	$90,605

        The number of shares of our common stock that will be outstanding upon the completion of this offering is based on 16,095,270 shares outstanding as of December 31, 2007, and excludes:

  •
  1,643,799 shares of common stock subject to outstanding options under our 2001 plan and 2007 plan as of December 31, 2007 (including an aggregate of 210,856 shares of common stock subject to outstanding options being exercised, assuming no net exercise, by certain selling stockholders in connection with this offering), with a weighted average exercise price of $1.61 per share, and 29,276 shares of common stock subject to outstanding restricted stock units under our 2007 plan as of December 31, 2007;

  •
  2,283,677 shares of common stock reserved for future issuance under our 2007 plan, directors' plan and 2007 purchase plan; and

  •
  85,924 shares of common stock subject to outstanding warrants as of December 31, 2007 (including shares of common stock subject to outstanding warrants being exercised by a selling stockholder in connection with this offering), with a weighted average exercise price of $3.56 per share.

SELECTED FINANCIAL DATA

        The following selected financial data should be read together with our consolidated financial statements and accompanying notes and "Management's Discussion and Analysis of Financial Condition and Results of Operations" appearing elsewhere in this prospectus. The selected statement of operations data for the years ended December 31, 2007, 2006 and 2005, and the selected balance sheet data as of December 31, 2007 and 2006, are derived from our audited consolidated financial statements, which are included elsewhere in this prospectus. The selected statement of operations data for the years ended December 31, 2004 and 2003, and the selected balance sheet data as of December 31, 2005, 2004 and 2003, are derived from our audited consolidated financial statements, which are not included in this prospectus. Our historical results are not necessarily indicative of our future results.

	Years Ended December 31,
	2007(2)	2006	2005	2004(1)	2003(1)
	(in thousands, except per share data)
Statement of Operations Data
Revenues	$59,332	$24,018	$5,193	$730	$209
Cost of revenues	24,106	13,131	5,189	1,600	136

Gross profit (loss)	35,226	10,887	4	(870)	73
Operating expenses:
Sales and marketing expenses	11,649	6,264	4,225	1,522	648
General and administrative expenses	9,976	6,930	3,782	3,078	2,956
Research and development expenses	559	1,080	1,105	4,323	6,295
Impairment and lease exit costs	—	542	—	317	—

Total operating expenses	22,184	14,816	9,112	9,240	9,899

Income (loss) from operations	13,042	(3,929)	(9,108)	(10,110)	(9,826)
Interest income	1,062	246	205	32	46
Interest expense	(353)	(384)	(291)	(160)	(253)
Other income	41	308	22	16	15

Income (loss) before income taxes	13,792	(3,759)	(9,172)	(10,222)	(10,018)
Provision for income taxes	(439)	—	—	—	—

Net income (loss)	$13,353	$(3,759)	$(9,172)	$(10,222)	$(10,018)

Net income (loss) per share:(3)(4)
Basic	$1.20	$(33.74)	$(111.33)	$(125.23)	$(184.35)

Diluted	$0.78	$(33.74)	$(111.33)	$(125.23)	$(184.35)

Shares used to compute net income (loss) per share:
Basic	2,756	111	82	82	54

Diluted	4,246	111	82	82	54

(1)
During the third quarter of 2004, we shifted our business to providing specialized diagnostic services. Prior to that time, our operations were focused on the development of cellular analysis technology.

(2)
During the year ended December 31, 2007, we recorded positive changes in 2006 accounting estimates to reduce contractual allowances and allowance for doubtful accounts by $0.8 million and $0.7 million, respectively. Accordingly, in 2007 this resulted in an increase in revenues and a decrease to general and administrative expenses. Please see Note 1 ("Revenue Recognition" and "Allowance for Doubtful Accounts") to our consolidated financial statements included elsewhere in this prospectus.

(3)
As a result of the conversion of our preferred stock into 11,032 shares of our common stock upon completion of our IPO in November 2007, there will be a lack of comparability in the basic and diluted net income (loss) per share amounts between the periods presented herein and any future periods. Please see Note 1 ("Proforma Net Income (Loss) Per Share") to our consolidated financial statements included elsewhere in this prospectus for the pro forma basic and diluted net income (loss) per share calculations.

(4)
For the year ended December 31, 2007, $10.0 million of our net income of $13.4 million was allocated to preferred stockholders for purposes of calculating net income per share pursuant to the terms of the preferred stock, resulting in $3.3 million of net income allocable to common stockholders. Please see Note 1 ("Pro Forma Net Income (Loss) Per Share") to our consolidated financial statements included elsewhere in this prospectus for an explanation of the method and amounts used in the computation of the per share amounts.

	As of December 31,
	2007	2006	2005	2004	2003
	(in thousands)
Balance Sheet Data
Cash, cash equivalents and securities available-for-sale	$85,460	$3,865	$8,926	$236	$7,051
Working capital (deficit)	88,979	4,293	8,451	(844)	5,723
Total assets	97,832	10,202	12,714	2,397	9,994
Long-term debt, net of current portion	—	1,262	2,136	404	482
Total stockholders' equity	90,605	4,065	7,524	602	7,917

MANAGEMENT'S DISCUSSION AND ANALYSIS OF
FINANCIAL CONDITION AND RESULTS OF OPERATIONS

        The following discussion and analysis of our financial condition and results of operations should be read in conjunction with "Selected Financial Data" and our consolidated financial statements and related notes appearing elsewhere in this prospectus. In addition to historical information, this discussion and analysis contains forward-looking statements that involve risks, uncertainties and assumptions. Please see "Forward-Looking Statement" for more information. Our actual results may differ materially from those anticipated in these forward-looking statements as a result of certain factors, including but not limited to those set forth under "Risk Factors" and elsewhere in this prospectus.

All amounts in the following discussion are in thousands, except numbers of cases and per share amounts, unless otherwise noted.

Overview

        We are a specialized laboratory service provider focused on delivering personalized and comprehensive diagnostic services to community-based hem/oncs. Our highly trained group of hempaths utilizes sophisticated diagnostic technologies to provide a differentiated, specialized and integrated assessment of a patient's condition, aiding physicians in making vital decisions concerning the treatment of malignancies of the blood and bone marrow, and other forms of cancer.

        We were organized in 1999, and we began offering specialized diagnostic services in the third quarter of 2004. Our key service offerings include COMPASS and CHART. By ordering our COMPASS service offering, the hem/onc authorizes our hempath to determine the appropriate diagnostic tests to be performed, and our hempath then integrates patient history and previous and current test results into a comprehensive diagnostic report. As part of our CHART service offering, the hem/onc also receives a detailed assessment of a patient's disease progression over time. Test requisitions for more than half of the patient samples we processed for the year ended December 31, 2007, included our COMPASS or CHART service offerings.

        During 2007, our revenues increased 147% from $24,018 for the year ended December 31, 2006 to $59,332 for the year ended December 31, 2007. Our net loss for the years ended December 31, 2005 and 2006 was $9,172 and $3,759, respectively, and our net income for the year ended December 31, 2007 was $13,353, which includes $1,458 of increases to our net income as a result of positive changes in 2006 accounting estimates. These changes in accounting estimates positively impacted revenues and our provision for doubtful accounts as a result of continued improvements to our billing systems, collection processes and favorable experience in the collection of accounts receivable for services rendered in 2006.

        As of December 31, 2007, we had an accumulated deficit of $41,996.

        During the fourth quarter of 2007, we completed the following transactions:

  •
  On October 15, 2007, we effected a 1-for-4.75 reverse stock split of our common stock;

  •
  On October 31, 2007, we repaid all outstanding long-term debt;

  •
  On November 2, 2007, we completed our IPO whereby we sold 4,736 shares of common stock at $17.00 per share and received net proceeds of $72,538 (after underwriting discounts and commissions and offering costs). The sale of these shares included the underwriter's exercise in full of their option to purchase 450 additional shares from us;

  •
  On November 2, 2007, the 52,401 outstanding shares of convertible preferred stock automatically converted into an aggregate of 11,032 shares of common stock upon the closing of our IPO; and

  •
  On November 2, 2007, we filed an amended and restated certificate of incorporation to authorize 100,000 shares of common stock and 5,000 shares of undesignated preferred stock.

        Revenues primarily consist of payments or reimbursements received from governmental payors, such as Medicare and Medicaid, private insurers, including managed care organizations, private payors, such as hospitals, patients, and others for the specialized diagnostic services rendered to our hem/onc customers. Our revenues are affected by changes in customer and case volume, payor mix and reimbursement rates.

        Billing for diagnostic services is generally highly complex. Depending on our billing arrangement with each third party payor and applicable law, we are often obligated to bill in the specific manner prescribed by the various payors, each of which may have different billing requirements. Billing for diagnostic services in connection with governmental payor programs is subject to numerous federal and state regulations and other requirements, resulting in additional costs to us. We report revenues from contracted payors, including Medicare, certain insurance companies and certain healthcare institutions, based on the contractual rate, or in the case of Medicare, the published fee schedules. We report revenues from non-contracted payors, including certain insurance companies and individuals, based on the amount expected to be collected. We estimate amounts to be collected based on our historical collection experience.

        We estimate that the U.S. bone marrow testing market alone represents at least a $1.0 billion opportunity annually and that our current market share for bone marrow procedures is approximately 4%. Our objective is to continue to capitalize on our specialized diagnostic service offerings to increase our market share, revenues and profitability at a rate significantly faster than the overall market for blood and bone marrow testing services. In furtherance of this objective, our growth strategy has the following key elements:

  •
  expand our organization and infrastructure by increasing our personnel and expanding our sales and other infrastructure to enable us to visit more hem/oncs more frequently;

  •
  leverage our existing infrastructure to increase operating efficiencies by taking advantage of economies of scale, and volume discounts;

  •
  expand service offerings to hem/oncs by being first to market with new technologies and innovations; and

  •
  pursue additional collaborations and acquisitions to supplement our business.

        As a specialized diagnostic service provider, we rely extensively on our high quality of service to promote and maintain our relationships with our community-based hem/oncs. We compete primarily based on the quality of testing, reporting and information systems, reliability in patient sample transport, reputation in the medical community and access to our highly qualified hempaths. Our primary competitors include hospital pathologists, esoteric testing laboratories, national reference laboratories and academic laboratories.

        We believe the key challenges in being able to continue to increase our market share, revenues and profitability are our ability to continue to hire and retain qualified sales representatives, key management and other personnel, Cartesian's ability to hire and retain hempaths, changes in reimbursement levels for our specialized diagnostic services, changes in regulations, payor policies and contracting arrangements with payors, increased competition from competitors attempting to replicate our key service offerings, our ability to scale our internal infrastructure (including laboratory facilities), our ability to maintain and strengthen our relationships with our hem/onc customers, and our ability to continue to improve our operational, financial and management controls and reporting systems and procedures.

        To address these challenges, our management is focused upon expanding our sales organization as the primary driver for our continued growth while maintaining our existing hem/onc customer relationships. Our management tracks and measures the general buying patterns of our hem/onc customers (including cases per month and revenues and cost of revenues per case) and is focused on adding additional sales resources in key markets to enhance our penetration in those markets. Our management is also engaged in ensuring Cartesian is focused on recruiting, hiring, and retaining hempaths to provide the professional services component to support continued growth. Management tracks the turn-around-time on all of our services as a means to ensure there are resources available to meet our hem/onc customer's turn-around-time requirements. Management measures the levels and timeliness of reimbursement from third party payors and reviews on a monthly basis the levels of receivables and average time for collections, as well as cost and margin trends to ensure that investments in our infrastructure and personnel are in line with current sales levels.

Consolidated Financial Statement Presentation

        The following paragraphs provide a brief description of the most significant items that appear in our consolidated statements of operations. As of January 1, 2006, the date the PSA with Cartesian became effective, we determined we had a controlling financial interest in Cartesian and began to consolidate the results of Cartesian based on the criteria under Emerging Issues Task Force, or EITF, Issue No. 97-2, Physician Practice Management Entities and Certain Other Entities with Contractual Management Agreements. All intercompany accounts have been eliminated in consolidation. For a summary of our analysis under EITF Issue No. 97-2, see Note 1 ("Basis of Presentation and Principles of Consolidation") to our consolidated financial statements included elsewhere in this prospectus.

Revenues

        Revenues primarily consist of payments or reimbursements received from governmental payors, such as Medicare and Medicaid, private insurers, including managed care organizations, private payors, such as hospitals, patients, and others for the specialized diagnostic services rendered to our hem/onc customers. Substantially all of our revenues result from our having been assigned the right to bill and collect for the professional services provided by the hempaths employed by Cartesian who work with us in our laboratory facility pursuant to our PSA with Cartesian. Our revenues from services not performed by Cartesian were less than 5% of our revenues for the years ended December 31, 2007 and 2006. For the year ended December 31, 2007, we derived approximately 60% of our revenues from private insurance, including managed care organizations and other healthcare insurance providers, 38% from Medicare and Medicaid and 2% from other sources. For the year ended December 31, 2006, we derived approximately 54% of our revenues from private insurance, including managed care organizations and other healthcare insurance providers, 43% from Medicare and Medicaid and 3% from other sources. Our revenues are affected by changes in customer and case volume, payor mix and reimbursement rates. Billing and reimbursement for our specialized diagnostic services in connection with governmental payor programs is subject to numerous federal and state regulations and other billing requirements. Reimbursement under Medicare for our specialized diagnostic services is subject to a Medicare physician fee schedule, and to a lesser degree, a clinical laboratory fee schedule, both of which are updated annually. These billing and reimbursement arrangements are discussed more fully in "Business—Billing and Reimbursement." A portion of our revenues in 2005 consisted of governmental grants related to the development of the cellular analysis technology that we sold in June 2005. We had no material grant revenues in 2007 and 2006 and do not expect to have any grant revenues in the future.

Cost of Revenues

        Cost of revenues consists of the compensation and fringe benefits (including bonuses and stock-based compensation) of hempaths, licensed technicians, CSCs and other support personnel, outside laboratory costs, laboratory supplies, shipping and distribution costs and depreciation and facility-related costs allocated to cost of revenues. Our cost of revenues generally increases as our case volume and revenues increase. We expect that our cost of revenues will continue to increase as our case volume and revenues increase and as we hire additional hempaths, technicians and support personnel, incur increased outside laboratory, shipping, distribution and facility costs and as we spend more on supplies to support these anticipated increases in case volume and related revenues. A portion of our cost of revenues in 2005 consisted of governmental grants that were completed on a cost-plus basis.

Sales and Marketing Expenses

        Sales and marketing expenses consist primarily of compensation and fringe benefits (including sales commissions, bonuses, and stock-based compensation), related travel costs for our sales personnel in the field and depreciation and facility-related costs allocated to sales and marketing expenses. We expect our sales and marketing expenses to increase as we hire additional sales representatives and managers as part of our growth strategy. As our name becomes more recognized and our existing sales force becomes more established in its markets, we believe that our sales force productivity should increase and the time it takes new sales representatives to reach their full potential and the average cost per sale should decrease.

General and Administrative Expenses

        General and administrative expenses relate to billing, finance, human resources, information systems and other administrative functions and primarily consist of compensation and fringe benefits (including bonuses and stock-based compensation), professional services, including third party billing services, legal, and depreciation and facility-related costs allocated to general and administrative expenses. In addition, provision for doubtful accounts is included in general and administrative expenses. We anticipate increases in our general and administrative expenses as we add personnel, comply with our public reporting obligations, incur additional expenses associated with the expansion of our facilities and backup systems, including establishing a second laboratory facility, and continue to build our corporate infrastructure to support our anticipated growth.

Research and Development Expenses

        Research and development expenses primarily consist of compensation and fringe benefits (including stock-based compensation), depreciation and allocated facility-related costs. Our efforts have been focused on the development of diagnostic tests in connection with our specialized diagnostic services business.

Impairment and Lease Exit Costs

        Impairment and lease exit costs in 2006 primarily relate to the relocation of our corporate headquarters in the second quarter of 2006, at which time we subleased our prior facility. At that time, we recorded a charge of approximately $542 related to the present value of the expected loss on the sublease of our prior facility, including $235 related to impairment of tenant improvements.

Interest Income

        Interest income primarily consists of interest earned on our cash, cash equivalents and investment securities available-for-sale. We expect our interest income to increase as a result of the investment of the net proceeds from our IPO and as the cash generated by our operating activities increases.

Interest Expense

        Interest expense to date has consisted primarily of interest expense on our outstanding capital leases and other loan balances and the amortization of warrant valuations related to our various debt issuances. We anticipate that our interest expense will decline as a result of repayment of our outstanding long-term debt in connection with the closing of our IPO.

Other Income (Expense)

        Other income (expense) to date has generally consisted of insignificant amounts related to the disposal of assets, other than a gain of approximately $300 from a payment we received in April 2006 related to the sale of our cellular analysis technology in June 2005.

Income Taxes

        At December 31, 2007, we had federal and state net operating loss carryforwards of approximately $28,465 and $28,496, respectively. If not used, the federal and state net operating loss carryforwards will begin expiring in 2020 and 2008, respectively. As of December 31, 2007, we had federal and state research and development credit carryforwards of approximately $372 and $427, respectively. The federal research and development credit carryforward will begin expiring in 2021. The state research credit carryforwards do not expire. At December 31, 2007, we have federal and state alternative minimum tax, or AMT, credit carryforwards of approximately $285 and $86, respectively. The federal and state AMT credit carryforwards do not expire.

        Under Sections 382 and 383 of the Internal Revenue Code of 1986, as amended, or the Code, substantial changes in our ownership may limit the amount of net operating loss and research and development credit carryforwards that could be used annually in the future to offset taxable income. The tax benefits related to future utilization of federal and state net operating loss carryforwards, credit carryforwards, and other deferred tax assets may be limited or lost if cumulative changes in ownership exceeds 50% within any three-year period. Additional limitations on the use of these tax attributes could occur in the event of possible disputes arising in examinations from various taxing authorities. Currently, we are not under examination by any taxing authorities. Any net operating loss or credit carryforwards that will expire prior to utilization as a result of such limitations will be removed from deferred tax assets with a corresponding reduction of the valuation allowance. In each period since our inception, we have recorded a valuation allowance for the full amount of our deferred tax asset, as the realization of the deferred tax asset is uncertain. As a result, through December 31, 2007, we have not recorded any federal or state income tax benefit in our statement of operations.

Seasonality

        The majority of our testing volume is dependent on patient visits to hem/oncs' offices and other healthcare providers. Volume of testing generally declines during the year-end holiday periods and other major holidays. In addition, volume of testing tends to decline due to adverse weather conditions, such as excessively hot or cold spells or hurricanes or tornados in certain regions, consequently reducing revenues and cash flows in any affected period. Therefore, comparison of the results of successive periods may not accurately reflect trends for successive periods.

Critical Accounting Policies and Estimates

        Our management's discussion and analysis of our financial condition and results of operations is based on our consolidated financial statements, which have been prepared in conformity with generally accepted accounting principles. The preparation of these consolidated financial statements requires us to make estimates and assumptions that affect the reported amounts of assets, liabilities, expenses and related disclosures. Actual results could differ from those estimates.

        We believe the following accounting policies to be critical to the judgments and estimates used in the preparation of our consolidated financial statements. For a summary of all of our accounting policies, including the policies discussed below, see Note 1 to our consolidated financial statements included elsewhere in this prospectus.

Revenue Recognition

        We recognize revenues in accordance with SEC Staff Accounting Bulletin, or SAB, No. 104, Revenue Recognition, when the price is fixed or determinable, persuasive evidence of an arrangement exists, the service is performed and collectibility of the resulting receivable is reasonably assured.

        Our specialized diagnostic services are performed based on a written test requisition form and revenues are recognized once the diagnostic services have been performed, the results have been delivered to the ordering physician, the payor has been identified and eligibility and insurance have been verified. These diagnostic services are billed to various payors, including Medicare, commercial insurance companies, other directly billed healthcare institutions such as hospitals, and individuals. We report revenues from contracted payors, including Medicare, certain insurance companies and certain healthcare institutions, based on the contractual rate, or in the case of Medicare, the published fee schedules. We report revenues from non-contracted payors, including certain insurance companies and individuals, based on the amount expected to be collected. The difference between the amount billed and the amount expected to be collected from non-contracted payors is recorded as a contractual allowance to arrive at net revenues. The expected revenues from non-contracted payors are based on the historical collection experience of each payor or payor group, as appropriate. In each reporting period, we review our historical collection experience for non-contracted payors and adjust our expected revenues for current and subsequent periods accordingly. Because a substantial portion of our revenues is from third-party payors with whom we are not currently contracted, it is likely that we will be required to make positive or negative adjustments to accounting estimates with respect to contractual allowances in the future, which may positively or adversely affect our results of operations. During the years ended December 31, 2005 and 2006, we did not make any significant adjustments to our revenue estimates for prior periods. During the year ended December 31, 2007, we recorded positive changes in 2006 accounting estimates to reduce contractual allowances, which increased our revenues by $792. These changes in accounting estimates related to non-contracted payors and resulted from continued improvements to our billing systems, collection processes, and favorable experience in the collection of accounts receivable for services rendered in 2006. As of December 31, 2007, we had accounts receivable of approximately $5,276 from non-contracted payors. A hypothetical 1% change in our estimated amount to be collected from non-contracted payors would result in a $53 change in our financial position and results of operations.

        From inception through May 2005, we recorded revenues related to several research agreements with the U.S. Government or its agencies on a cost-plus basis. Revenues from these agreements were recognized as research costs were incurred, over the period specified in the related agreement. Subsequent to May 2005, we had no active research agreements with the U.S. Government or its agencies and do not intend to enter into any such agreements in the future.

Allowance for Doubtful Accounts

        At the same time revenues are recognized, an allowance for doubtful accounts is recorded for estimated uncollectible amounts due from our payors. The process for estimating the collection of receivables associated with our specialized diagnostic services involves significant assumptions and judgments. Specifically, the allowance for doubtful accounts is adjusted periodically, based upon an evaluation of historical collection experience with specific payors and other relevant factors. The realization cycle for certain governmental and managed care payors can be lengthy, involving denial, appeal and adjudication processes, and are subject to periodic adjustments that may be significant. Provision for doubtful accounts is charged to general and administrative expense. Accounts receivable are written off as uncollectible and deducted from the allowance after appropriate collection efforts have been exhausted. During the years ended December 31, 2006 and 2005, our write-offs were minimal. During the year ended December 31, 2007, we wrote off $859 of accounts receivable against our allowance for doubtful accounts. As of December 31, 2007, our allowance for doubtful accounts was $1,594.

        Prior to writing off an account receivable and in accordance with applicable regulatory requirements, we make reasonable and appropriate efforts to collect our accounts receivable, including deductible and coinsurance amounts, in a consistent manner for all payor classes. We have established collection processes, including but not limited to: (1) an automated process for identifying past due accounts; (2) specific follow-up activities at scheduled intervals; (3) monitoring of collection activities; and (4) forwarding significant past due accounts to collection agencies. Uncollectible account balances for all payor classes are generally written off after remaining unpaid for a period of 24 months. Occasionally, balances may be determined to be uncollectible prior to the passage of 24 months from the last billing date and are written off at the time of such determination.

        Our allowance for doubtful accounts has been provided for at a rate of approximately 2% and 5% of revenues for the years ended December 31, 2007 and 2006, respectively. During the year ended December 31, 2007, we recorded positive changes in 2006 accounting estimates to reduce the allowance for doubtful accounts by $666. These changes in accounting estimates positively impacted our provision for doubtful accounts as a result of continued improvements to our billing systems, collection processes and favorable experience in the collection of accounts receivable for services rendered in 2006.

        The following table sets forth our accounts receivable balances outstanding by aging category for each major payor source as of December 31, 2007:

	<60 Days	61-120 Days	121-180 Days	>180 Days	Total
Commercial payors	$4,709	$675	$215	$535	$6,134
Medicare/Medicaid	2,576	503	325	542	3,946
Self-pay	57	60	47	57	221
Other	222	65	19	—	306

Total accounts receivable	$7,564	$1,303	$606	$1,134	10,607

Less: Allowances for doubtful accounts					(1,594)

Accounts receivable, net					$9,013

        The following table sets forth our accounts receivable balances outstanding by aging category for each major payor source as of December 31, 2006:

	<60 Days	61-120 Days	121-180 Days	>180 Days	Total
Commercial payors	$2,225	$712	$256	$413	$3,606
Medicare/Medicaid	1,312	389	202	274	2,177
Self-pay	24	20	3	—	47
Other	257	26	13	—	296

Total accounts receivable	$3,818	$1,147	$474	$687	6,126

Less: Allowances for doubtful accounts					(1,360)

Accounts receivable, net					$4,766

        We continually strive to improve our billing and collection efforts, which have included implementing a new electronic billing system in 2006 and increasing the number of trained personnel dedicated to this effort. To assess our efforts, we continually monitor the DSO of our accounts receivable. Our DSO averaged 58 days in 2007 down from 82 days in 2006. As of December 31, 2007, our DSO was 52 days. We believe that our efforts to improve our billing and collection systems and processes will allow us to maintain our current DSO levels.

Income Taxes

        We account for income taxes utilizing the asset and liability method, in accordance with Statement of Financial Accounting Standards, or SFAS, No. 109, Accounting for Income Taxes. Under this method, deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the consolidated financial statement carrying amounts of existing assets and liabilities and their respective tax bases and for tax loss carryforwards. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income or expense in the period that includes the enactment date. Future tax benefits, such as net operating loss carryforwards, are recognized to the extent that realization of such benefit is more likely than not.

        In June 2006, the Financial Accounting Standards Board, or FASB, issued FASB Interpretation, or FIN, No. 48, Accounting for Uncertainty in Income Taxes—an Interpretation of FASB Statement No. 109. FIN No. 48 establishes a single model to address accounting for uncertain tax positions. FIN No. 48 clarifies the accounting for income taxes by prescribing a minimum recognition threshold a tax position is required to meet before being recognized in the consolidated financial statements. FIN No. 48 also provides guidance on derecognition, measurement, classification, interest and penalties, accounting in interim periods, disclosure and transition.

        We adopted the provisions of FIN No. 48 on January 1, 2007. As of the date of adoption, our unrecognized tax benefits totaled $840, all of which, if recognized at a time when the valuation allowance no longer exists, would affect our effective tax rate. The adoption of FIN No. 48 did not result in an adjustment to accumulated deficit as the reserve existed as of December 31, 2006. During the year ended December 31, 2007, our uncertain tax benefits decreased by $163 to a balance of $677 at December 31, 2007. The decrease in uncertain tax benefits is primarily the result of the reduction of certain deferred tax assets, which will expire unused due to the changes in ownership discussed below. We will recognize interest and penalties related to unrecognized tax benefits as a component of income tax expense. We recognized no interest or penalties upon the adoption of FIN No. 48 and recognized no interest or penalties during the year ended December 31, 2007. We do not expect any significant increases or decreases to our unrecognized tax benefits within 12 months of this reporting date.

Unrecognized Tax Benefits:
Balance at January 1, 2007	$840
Additions based on tax positions related to the current year	—
Additions for tax positions of prior years	—
Reductions for tax positions of prior years	(163)
Settlements	—

Balance at December 31, 2007	$677

        We are subject to U.S. federal and state income tax. We are no longer subject to U.S. federal and state income tax examinations for years before 2004 and 2003, respectively. However, to the extent allowed by law, the tax authorities may have the right to examine prior periods where net operating losses or tax credits were generated and carried forward, and make adjustments up to the amount of the net operating loss or credit carryforward amount. We are not currently under Internal Revenue Service, or IRS, or state tax examinations.

        At December 31, 2007, we had net deferred tax assets of $14,931. A significant component of our deferred tax assets are federal and state tax net operating loss carryforwards and research and development credit carryforwards. Due to uncertainties surrounding our ability to generate sufficient future taxable income to realize these assets, a full valuation has been established to offset our net deferred tax asset. Additionally, the future utilization of our net operating loss and research and development credit carryforwards to offset future taxable income may be subject to an annual limitation as a result of ownership changes that may have occurred previously or that could occur in the future. We have had two "change in ownership" events that limit the utilization of net operating loss and credit carryforwards. The "change in ownership" events occurred in March 2000 and December 2001 and resulted in annual net operating loss limitations of $59 and $165, respectively. These limitations will result in the expiration of unused net operating loss carryforwards, federal tax credits and state tax credits in the amount of $6,163, $154 and $246, respectively. At December 31, 2007, our net deferred tax assets were reduced by $2,670, with a corresponding reduction of the valuation allowance.

Stock-based Compensation

        Prior to January 1, 2006, we accounted for stock-based employee compensation arrangements using the intrinsic value method of Accounting Principles Board, or APB, Opinion No. 25, Accounting for Stock Issued to Employees, and related interpretations. Prior to January 1, 2006, we utilized the minimum value method to comply with the disclosure-only provisions of SFAS No. 123, Accounting for Stock-Based Compensation, or SFAS No. 123. The pro forma net losses disclosed under the disclosure-only provisions of SFAS No. 123 were less than $30 greater than the reported net losses for the year ended December 31, 2005. Under APB No. 25, compensation expense for employees is based on the excess, if any, of the fair value of our common stock over the exercise price of the option on the date of grant. No stock-based compensation expense was recorded under APB No. 25 for the year ended December 31, 2005.

        Effective January 1, 2006, we adopted SFAS No. 123R, Share-Based Payment, or SFAS No. 123R, which requires compensation expense related to share-based transactions, including employee stock options and restricted stock units, or RSUs, to be measured and recognized in our consolidated financial statements based on fair value. SFAS No. 123R revises SFAS No. 123, as amended, and supersedes APB No. 25. We adopted SFAS No. 123R using the prospective approach. Under the prospective approach, SFAS No. 123R applies to new awards and to awards modified, repurchased, or cancelled after the required effective date. Stock-based compensation expense recognized during the period is based on the value of the portion of awards that is ultimately expected to vest and thus the gross expense is reduced for estimated forfeitures, if any. We recognize compensation expense over the vesting period using the straight-line method and classify these amounts in the consolidated statements of operations based on the department to which the related employee reports. We use the Black-Scholes valuation model to calculate the fair value of stock options, while RSUs are valued at their intrinsic value. The fair value of employee stock options was estimated at the grant date using the following assumptions:

	Years Ended December 31,
	2007	2006
Employee stock options:
Risk-free interest rate	4.48%	4.75%
Dividend yield	0.00%	0.00%
Expected life of options (years)	6.08	6.08
Volatility	57.00%	68.00%

        The decline in volatility from 2006 to 2007 is the result of declines in the actual volatility of our peer group over the estimated life of the options of 6.08 years. These volatility trends are consistent with expectations we have regarding volatility trends we will experience as we mature and accumulate history as a public company.

        The weighted average grant date fair value per share of employee stock options granted during the years ended December 31, 2007 and 2006 was $10.78 and $7.36, respectively.

        We derived the risk-free interest rate assumption from the United States Treasury's rates for U.S. Treasury zero-coupon bonds with maturities similar to those of the expected term of the award being valued. We based the assumed dividend yield on our expectation of not paying dividends in the foreseeable future. We calculated the weighted average expected life of options using the simplified method as prescribed by SAB No. 107, Share-Based Payment, or SAB No. 107. This decision was based on the lack of relevant historical data due to our limited operating experience. In addition, due to our limited historical data, the estimated volatility also reflects the application of SAB No. 107, incorporating the historical volatility of comparable companies with publicly available share prices. SFAS No. 123R requires forfeitures to be estimated at the time of grant and revised, if necessary, in subsequent periods if actual forfeitures differ from those estimates. We utilized our historical forfeitures to estimate our future forfeiture rate at 7% for 2007 and 2006. Prior to adoption of SFAS No. 123R, we accounted for forfeitures of stock option grants as they occurred.

        In December 2007, we granted 29 RSUs to certain Cartesian employees under the 2007 Plan. The RSUs were granted in exchange for services and require no cash consideration from the Cartesian employees. The RSUs vest over two years in four equal semi-annual installments with one share of common stock issued per RSU on the vesting date, subject to delayed issuance under certain circumstances. The fair value of the RSUs was measured at the grant date in December 2007 and is amortized on a straight-line basis over the two-year service period. During the year ended December 31, 2007, no RSUs were vested or forfeited and stock-based compensation expense of $15 was recorded in cost of revenues. As of December 31, 2007, the aggregate intrinsic value of the outstanding RSUs was $899.

        We recognized employee stock-based compensation in the consolidated statements of operations, as follows:

	Years Ended December 31,
	2007	2006
Cost of revenues	$175	$38
Sales and marketing expenses	81	24
General and administrative expenses	234	92
Research and development expenses	19	31

	$509	$185

        The adoption of SFAS No. 123R caused basic and diluted net loss per common share to increase by $1.67 in 2006. No significant income tax benefit was recognized in the consolidated statements of operations for 2007 and 2006.

        The total compensation cost related to unvested stock option and RSU grants not yet recognized as of December 31, 2007 was $2,207 and $844, respectively, and the weighted average period over which these grants are expected to vest is 3.14 and 2.0 years, respectively.

        In connection with the preparation of our consolidated financial statements for the years ended December 31, 2007 and 2006, as part of our IPO, management (all of whom are related parties), reassessed the fair value of our common stock. At the time of the issuances of stock options, we believed our estimate of the fair value of our common stock was reasonable and consistent with our understanding of how similarly situated companies in our industry were valued. We undertook to prepare an in-depth retrospective valuation at each quarter-end in 2006 and 2007 until the completion of our IPO in the fourth quarter of 2007 by reviewing each critical estimate in our valuation. Due to the retrospective nature of the analysis, we adjusted our original determination of the fair value of our common stock and related underlying assumptions as a result of increasing the likelihood of a liquidity event in the form of an IPO. As a result of the consistent and significant growth of our business at each quarterly reporting period, we reduced our estimated weighted average cost of capital and also reduced the discount for incremental lack of control and illiquidity. In addition, we increased the probability of achieving the high end of our performance scenarios. Our reassessment using our updated analysis resulted in the increase of our common stock value in each quarter in 2006 and 2007 until the completion of our IPO in the fourth quarter of 2007. We made no adjustments to our original determination of the fair value of our common stock during any periods prior to 2006 since substantially all of our enterprise value was allocated to preferred stock in those periods due to: significant operating losses in 2005; weak financial condition in 2005; low likelihood of a liquidity event; liquidation preferences of participating preferred stock in excess of enterprise value throughout 2005; risks affecting our business; and the lack of marketability of our common stock. In addition, in connection with the preparation of our consolidated financial statements for the three months ended September 30, 2007 and December 31, 2007, we concluded that the original determination of the fair value of our common stock, for the period including the third quarter of 2007 through the closing of the IPO, required no adjustment due to the strong correlation between the determined fair value and the pricing of the IPO.

        Quarterly information on stock options granted from January 1, 2006 through December 31, 2007, is summarized as follows:

Grants Made During the Three Months Ended	Number of Options Granted	Weighted Average Exercise Price	Weighted Average Reassessed Fair Value per Share	Weighted Average Intrinsic Value per Share
March 31, 2006	15	$0.38	$5.13	$4.75
June 30, 2006	20	$0.38	$6.51	$6.13
September 30, 2006	164	$0.38	$7.98	$7.60
December 31, 2006	13	$2.14	$8.98	$6.84
March 31, 2007	19	$2.14	$11.64	$9.50
June 30, 2007	44	$7.73	$15.30	$7.57
September 30, 2007	48	$9.03	$15.30	$6.27
December 31, 2007(1)	67	$14.84	$17.97	$3.13

(1)
The weighted average reassessed fair value per share for grants subsequent to the completion of our IPO are based on the closing price of our common stock on The NASDAQ Global Market.

        Based on the reassessed fair values of our common stock, we concluded that options to purchase 162 and 212 shares of common stock granted during the years ended December 31, 2007 and 2006, respectively, were at exercise prices below their reassessed values. The reassessed fair values above may not reflect the fair values that would result from the application of other valuation methods, including accepted valuation methods for tax purposes.

        We record equity instruments issued to non-employees as expense at their fair value over the related service period as determined in accordance with SFAS No. 123R and EITF Issue No. 96-18, Accounting for Equity Instruments That are Issued to Other Than Employees for Acquiring, or in Conjunction with Selling Goods and Services, and periodically revalue the equity instruments as they vest. During the years ended December 31, 2007 and 2006, we recognized $31 and $16, respectively, of non-employee stock-based compensation.

Results of Operations

All amounts in the following discussion are in thousands, except numbers of cases and per share amounts, unless otherwise noted.

Comparison of the Years Ended December 31, 2007 and 2006

Revenues

	Years Ended December 31,
	2007	2006	% Change
Revenues(1)	$59,332	$24,018	147%
Number of cases	22,513	10,858	107%
Revenues per case	$2,635	$2,212	19%

(1)
During the year ended December 31, 2007, we recorded positive changes in 2006 accounting estimates to reduce contractual allowances, which increased our revenues by $792. These changes in accounting estimates related to non-contracted payors and resulted from continued improvements to our billing systems, collection processes and favorable experience in the collection of accounts receivable for services rendered in 2006.

        Revenues for the year ended December 31, 2007 increased 147% (inclusive of changes in 2006 accounting estimates noted above) primarily due to case volume increases of 107% and revenues per case increases of 19%, driven by improved weighted average revenues per case as a result of a net increase in Medicare reimbursement rates for our key service offerings. Case volumes, and therefore revenues, have increased during the year ended December 31, 2007 primarily as a result of the 31% increase in our sales force. This has enabled us to penetrate more accounts over a wider geographic area, increase our customer base and further concentrate our sales representatives on in-person customer visits. Sales force productivity during the year ended December 31, 2007 also increased primarily as a result of more efficient selling efforts, enhanced recognition in the market and expanded service offerings.

        Substantially all of our revenues for the years ended December 31, 2007 and 2006 resulted from our having been assigned the right to bill and collect for the professional services provided by the hempaths employed by Cartesian who work with us in our laboratory facility pursuant to our PSA with Cartesian. Our revenues from services not performed by Cartesian were less than 5% of our revenues during these periods.

Cost of Revenues

	Years Ended December 31,
	2007	2006	% Change
Cost of revenues	$24,106	$13,131	84%
Cost of revenues as a % of revenues	41%	55%
Number of cases	22,513	10,858	107%
Cost of revenues per case	$1,071	$1,209	(11)%

        Cost of revenues for the year ended December 31, 2007 has increased over the year ended December 31, 2006 primarily due to the increased volume of cases processed. As a percentage of revenues and on a per case basis, cost of revenues has declined as we have leveraged our fixed laboratory infrastructure, more fully utilized our laboratory personnel and lowered the variable material and outsourcing costs through improved pricing with our suppliers. This has resulted in gross margins of 59% and 45% for the years ended December 31, 2007 and 2006, respectively.

Sales and Marketing Expenses

	Years Ended December 31,
	2007	2006	% Change
Sales and marketing expenses	$11,649	$6,264	86%
Sales and marketing expenses as a % of revenues	20%	26%

        Sales and marketing expenses increased to $11,649 for the year ended December 31, 2007 from $6,264 for the comparable period in 2006. The increase of $5,385, or 86%, was primarily due to increases of $4,533 for personnel related costs (including salaries, sales commissions, and stock-based compensation), $248 for meals and entertainment, $181 for travel related costs, $196 for auto expense, and $227 of other costs. Each of the cost increases was due to the increased number of sales representatives, sales managers and customer service personnel that we have hired to drive and support our revenue growth. During 2007, to continue to drive our revenue growth, we transitioned to a regional management strategy that added an additional layer of sales management, allowing us to better support our sales representatives and enabling more focused selling efforts. The number of sales representatives increased from 26 at December 31, 2006 to 34 at December 31, 2007, which includes three regional managers. As a percentage of revenues, sales and marketing expenses have declined as we have gained productivity from a more experienced sales force and leveraged fixed costs associated with corporate sales activities. We anticipate that our sales and marketing expenses will increase in absolute dollars as we hire more sales representatives but will decrease as a percentage of revenues as a result of continued sales force productivity improvements.

General and Administrative Expenses

	Years Ended December 31,
	2007	2006	% Change
General and administrative expenses(1)	$9,976	$6,930	44%
General and administrative expenses as a % of revenues	17%	29%

(1)
During the year ended December 31, 2007, we recorded positive changes in 2006 accounting estimates to reduce allowance for doubtful accounts, which decreased general and administrative expenses by $666. These positive changes in accounting estimates were the result of continued improvements to our billing systems, collection processes and favorable experience in the collection of accounts receivable for services rendered in 2006.

        General and administrative expenses increased to $9,976 for the year ended December 31, 2007 from $6,930 for the comparable period in 2006. The increase of $3,046, or 44%, was primarily due to increases of $2,324 for increased employee and related costs (including salaries, bonuses, and stock-based compensation), $519 for legal costs, $191 for consulting costs, $173 for increased facility allocations and $370 of other costs; offset by a $531 reduction in the provision for doubtful accounts (net of changes in 2006 accounting estimates noted above). Personnel costs increased as a result of the total general and administrative headcount increasing 124% from 17 at December 31, 2006 to 38 at December 31, 2007, in support of our revenue growth and operating as a public company. In addition, we have expanded our corporate infrastructure to make our operations more efficient and scalable by enhancing our information systems and implementing finance initiatives to bring our billing and reimbursement functions in-house. Legal expense increased as a result of regulatory initiatives, additional public company obligations, and the ongoing development and maintenance of our compliance program. Facility allocations increased with a full year in 2007 of lease and related costs pertaining to our existing facility lease. As a percentage of revenues, general and administrative expenses have declined as we have leveraged our existing personnel in light of our revenue growth. We anticipate that our general and administrative expenses will increase in absolute dollars as our organization grows but will decrease as a percentage of revenues as our revenues increase.

Research and Development Expenses

	Years Ended December 31,
			% Change
	2007	2006
Research and development expenses	$559	$1,080	(48)%
Research and development expenses as a % of revenues	1%	4%

        Research and development expenses for the year ended December 31, 2007 declined as the focus of our business and the allocation and use of our personnel and facilities shifted from research and development efforts to the provision of specialized diagnostic services.

Interest Income, Interest Expense and Other Income (Expense)

	Years Ended December 31,
	2007	2006	% Change
Interest income	$1,062	$246	332%
Interest expense	$(353)	$(384)	(8)%
Other income	$41	$308	(87)%

        Interest income for the year ended December 31, 2007 increased $816, or 332%, primarily due to higher average cash and investment balances as a result of the net proceeds from our IPO on October 29, 2007. We anticipate that our interest income will increase as our average cash, cash equivalents, and investment balances increase.

        Interest expense decreased $31, or 8%, due to our full repayment of our outstanding debt of $1,791 on October 31, 2007. As such, we expect future interest expense to be minimal.

        Other income decreased $267, or 87%, as the year ended December 31, 2006 included approximately $300 related to income from our cellular analysis disposition in June 2005.

Provision for Income Taxes

	Years Ended December 31,
	2007	2006	% Change
Provision for income taxes	$(439)	$—	—%

        Provision for income taxes for the year ended December 31, 2007 increased from the year ended December 31, 2006 primarily due to our becoming profitable in the first quarter of 2007. Due to limitations on our ability to fully utilize net operating loss carryforwards for alternative minimum tax purposes, we are unable to fully offset our alternative minimum taxable income, which resulted in a provision for income taxes of $439 in 2007.

Comparison of the Years Ended December 31, 2006 and 2005

Revenues

	Years Ended December 31,
			% Change
	2006	2005
Revenues	$24,018	$5,193	363%
Service revenues(1)(2)	$24,018	$4,911	389%
Number of cases	10,858	2,796	288%
Service revenues per case	$2,212	$1,756	26%

(1)
During the third quarter of 2004, we shifted our business to providing specialized diagnostic services. From inception through May 2005, we recorded revenues related to several research agreements with the U.S. Government or its agencies. The service revenues above exclude $282 of such revenues for the year ended December 31, 2005. Subsequent to May 2005, we had no active agreements with the U.S. Government or its agencies and do not intend to enter into any such agreements in the future.

(2)
During the year ended December 31, 2007, we recorded positive changes in 2006 accounting estimates to reduce contractual allowances, which increased our revenues by $792. These changes in accounting estimates related to non-contracted payors and resulted from continued

  improvements to our billing systems, collection processes and favorable experience in the collection of accounts receivable for services rendered in 2006.

        Revenues increased in the year ended December 31, 2006, over the year ended December 31, 2005, due to increases in case volume and improved weighted average service revenues per case as a result of the significant increase in our sales force, higher sales force productivity, the increased geographic coverage of our sales force and a net increase in Medicare reimbursement rates for our key service offerings (exclusive of changes in 2006 accounting estimates recorded in 2007 noted above). Service revenues also increased as a result of expanding our in-house testing capabilities. Sales force productivity during the year ended December 31, 2006 increased as a result of more efficient selling efforts, enhanced recognition in the market and expanded service offerings.

        Substantially all of our revenues for the year ended December 31, 2006 resulted from our having been assigned the right to bill and collect for the professional services provided by the hempaths employed by Cartesian who work with us in our laboratory facility pursuant to our PSA with Cartesian. Our revenues from services not performed by Cartesian were less than 5% of our revenues for the year ended December 31, 2006.

Cost of Revenues

	Years Ended December 31,
			% Change
	2006	2005
Cost of revenues(1)	$13,131	$5,189	153%
Cost of service revenues	$13,131	$5,005	162%
Cost of revenues as a % of revenues	55%	100%
Number of cases	10,858	2,796	288%
Cost of revenues per case	$1,209	$1,790	(32)%

(1)
During the third quarter of 2004, we shifted our business to providing specialized diagnostic services. From inception through May 2005, we recorded costs of revenues related to several research agreements with the U.S. Government or its agencies. The cost of service revenues above excludes $184 of such cost of revenues for the year ended December 31, 2005. Subsequent to May 2005, we had no active agreements with the U.S. Government or its agencies and do not intend to enter into any such agreements in the future.

        Cost of service revenues increased in the year ended December 31, 2006, over the year ended December 31, 2005, primarily due to the increased volume of cases processed and the associated reagent costs, outside services costs, laboratory personnel and equipment and overhead costs. As a percentage of revenues, and on a per case basis, cost of revenues has declined steadily during 2006 as we have leveraged our fixed laboratory infrastructure, more fully utilized our laboratory personnel and lowered the variable material and outsourcing costs through improved pricing with our suppliers.

Sales and Marketing Expenses

	Years Ended December 31,
			% Change
	2006	2005
Sales and marketing expenses	$6,264	$4,225	48%
Sales and marketing expenses as a % of revenues	26%	81%

        Sales and marketing expenses increased to $6,264 for the year ended December 31, 2006, from $4,225 for the comparable period in 2005. The growth of $2,039, or 48%, was primarily due to $1,630 for personnel related costs (including salaries and sales commissions) and $246 for travel related costs. Each of the cost increases were primarily due to the number of sales representatives, sales managers and customer service personnel that we have hired to drive and support our revenue growth. Our sales force for the years ended December 31, 2006 and 2005 consisted of 26 and 14 sales representatives, respectively. As a percentage of revenues, sales and marketing expenses have declined as we have gained productivity from a more experienced sales force.

General and Administrative Expenses

	Years Ended December 31,
			% Change
	2006	2005
General and administrative expenses(1)	$6,930	$3,782	83%
General and administrative expenses as a % of revenues	29%	73%

(1)
During the year ended December 31, 2007, we recorded positive changes in 2006 accounting estimates to reduce allowance for doubtful accounts, which decreased general and administrative expenses by $666. These positive changes in accounting estimates were the result of continued improvements to our billing systems, collection processes and favorable experience in the collection of accounts receivable for services rendered in 2006.

        General and administrative expenses increased to $6,930 for the year ended December 31, 2006 from $3,782 for the comparable period in 2005. The increase of $3,148, or 83%, was primarily due to growth of $1,165 in the provision for doubtful accounts, $1,058 for personnel related costs and $670 of outside billing services (exclusive of changes in 2006 accounting estimates recorded in 2007 noted above). The increase in 2006 for the provision for doubtful accounts and outside billing services was directly related to our 389% growth in service revenues during 2006. The increase in 2006 for personnel related costs was due to our increase in general and administrative headcount to 17 at December 31, 2006 from 11 at December 31, 2005, including headcount additions in information systems, billing and reimbursement and finance. These personnel increases during 2006 were implemented to support our revenue growth. In addition, during 2006 we expanded our corporate infrastructure to make our operations more efficient and scalable by implementing information systems upgrades and bringing our billing and reimbursement functions in-house as of August 2006.

Research and Development Expenses

	Years Ended December 31,
			% Change
	2006	2005
Research and development expenses	$1,080	$1,105	(2)%
Research and development expenses as a % of revenues	4%	21%

        Research and development expenses have decreased as the focus of our business and the allocation and use of our personnel shifted from research and development efforts to the provision of specialized diagnostic services.

Interest Income, Interest Expense and Other Income

	Years Ended December 31,
			% Change
	2006	2005
Interest income	$246	$205	20%
Interest expense	$(384)	$(291)	32%
Other income	$308	$22	1300%

        Interest income increased to $246 for the year ended December 31, 2006 from $205 for the comparable period in 2005 primarily due to higher cash balances available for investment in short-term government agency securities in 2006 as compared to 2005.

        Interest expense increased to $384 for the year ended December 31, 2006 from $291 for the comparable period in 2005 primarily due to higher average outstanding borrowings and interest rates under our financing facilities in 2006 as compared to 2005.

        Other income increased to $308 for the year ended December 31, 2006 from $22 for the comparable period in 2005 primarily due to the disposal of miscellaneous insignificant assets and other income of approximately $300 recorded in April 2006 related to contingent income from our cellular analysis disposition in June 2005.

Liquidity and Capital Resources

        Since inception, our operations have been financed primarily through the private placement of equity securities and both long-term and short-term debt financings. Through December 31, 2007, we received net proceeds of approximately $58,886 from the sale of shares of our preferred stock and approximately $72,538 of net proceeds from our IPO.

        As of December 31, 2007, we had $85,460 in cash, cash equivalents and investment securities available-for-sale, primarily consisting of money market funds, auction rate securities, short-term government agency securities and commercial paper. We have established guidelines relating to diversification and maturities of our investment securities available-for-sale to preserve principal and maintain liquidity.

        Our primary ongoing source of cash is cash receipts on accounts receivable from our service revenues. Aside from the growth in revenues, net cash collections of accounts receivable are impacted by the efficiency of our cash collections process as measured by the change in DSO, which can vary from period to period depending on the payment cycles and the mix of our payors. Our DSO averaged 58 days in 2007 down from 82 days in 2006. As of December 31, 2007, our DSO was 52 days.

        Our primary uses of cash are to fund operating expenses and for the acquisition of property and equipment. Cash used to fund operating expenses excludes the impact of non-cash items such as the provision for doubtful accounts, depreciation and stock-based compensation and is impacted by the timing of when we pay these expenses as reflected in the change in our outstanding accounts payable and accrued expenses. Acquisitions of property and equipment primarily consist of purchases of laboratory equipment, computer hardware and software and facility improvements.

        Below is a summary of our cash flows provided by (used in) operating activities, investing activities and financing activities for the years ended December 31, 2007, 2006 and 2005:

	Years Ended December 31,
	2007	2006	2005
Net cash provided by (used in) operating activities	$13,105	$(3,425)	$(9,636)
Net cash used in investing activities	(36,022)	(958)	(207)
Net cash provided by (used in) financing activities	69,676	(678)	18,533

Net increase (decrease) in cash and cash equivalents	$46,759	$(5,061)	$8,690

Operating Activities

        Net cash provided by operating activities during the year ended December 31, 2007 consisted of net income of $13,353 plus $2,325 of growth in accounts payable and accrued liabilities, $1,438 of accrued compensation, $1,093 of provision for doubtful accounts, $580 of depreciation, $540 of stock-

based compensation and $166 of non-cash interest expense, offset by $5,340 of growth in accounts receivable and $1,050 of changes in working capital and other operating assets and liabilities. The increase in accounts receivable during 2007 was a result of revenue growth offset by reductions in our DSO. The growth in accounts payable and accrued liabilities during 2007 was a result of increases in overall spending in support of our revenue growth. The increase in accrued compensation during 2007 was a result of increased overall headcount of 61% during 2007 resulting in increased bonus, commissions, vacation and profit sharing. Net cash used in operating activities in 2006 primarily reflected our net loss of $3,759 and $2,075 of changes in working capital and other operating assets and liabilities, offset by $1,258 for the provision for doubtful accounts, $630 of depreciation, $235 for the loss on impairment of fixed assets, $201 of stock-based compensation and $85 of non-cash interest expense. Net cash used in operating activities in 2005 primarily reflected the net loss of $9,172 and $1,411 of changes in working capital and other operating assets and liabilities, offset by $815 of depreciation, $97 for the provision for doubtful accounts and $35 of non-cash interest expense and other.

Investing Activities

        Net cash used in investing activities during the year ended December 31, 2007 consisted of $34,779 of net purchases of investment securities available-for-sale including highly rated auction rate securities designed to minimize investment risk while obtaining higher rates of return than cash and $1,243 of purchases of property and equipment. The purchases of property and equipment during 2007 consists of $750 related to computer equipment and software, $324 related to laboratory equipment, $75 related to furniture, and $95 related to leasehold improvements and construction in progress, including amounts spent on backup systems. The computer equipment and software primarily consisted of servers, desktops, laptops, phone equipment, and related software in support of our 61% headcount growth across all functional areas and investment in backup systems. The laboratory equipment primarily consisted of a flow cytometer and other cell analysis equipment. Net cash used in investing activities in 2006 consisted of $982 of purchases of property and equipment, of which $454 related to computer equipment and software, $433 related to laboratory equipment and $95 related to furniture and other. The computer equipment and software primarily consisted of servers, desktops, laptops and related software in support of our headcount growth across all functional areas. The laboratory equipment primarily consisted of a flow cytometer and other cell analysis equipment. Net cash used in investing activities in 2005 consisted of $465 of purchases of property and equipment, of which $262 related to laboratory equipment, $130 related to computer equipment and software and $73 related to leasehold improvements and other. The laboratory equipment primarily consisted of a flow cytometer and other cell analysis equipment. The computer equipment and software primarily consisted of telecommunications equipment and related software and other computer equipment in support of our headcount growth across all functional areas. During 2005, the $465 of purchases of property and equipment was offset by $258 of proceeds from the sale of property and equipment related to our cellular analysis technology.

Financing Activities

        Net cash provided by financing activities during the year ended December 31, 2007 consisted of net proceeds from our IPO of $72,538, proceeds from the issuance of notes payable related to equipment loans of $284 and net proceeds from the exercise of stock options of $56, offset by $3,202 of payments on notes payable and capital leases related to funding of our working capital and equipment purchases. Net cash used in financing activities in 2006 consisted of $1,414 of payments on notes payable and capital leases related to funding of our working capital and equipment purchases, offset by $715 of proceeds from the issuance of notes payable related to equipment loans and $21 of net proceeds from the exercise of stock options. Net cash provided by financing activities in 2005 consisted of $15,942 of net proceeds from the issuance of Series 1-D preferred stock, the proceeds of which were to fund our working capital needs, $3,416 of proceeds from the issuance of notes payable related to funding of our working capital and equipment purchases and $26 of net proceeds from the exercise of stock options, offset by $851 of payments on notes payable and capital leases related to funding of our working capital and equipment purchases.

        Our future capital uses and requirements depend on numerous forward-looking factors. These factors include but are not limited to the following:

  •
  changes in regulations or payor policies, including reimbursement levels from governmental payors and private insurers, or contracting arrangements with payors or changes in other laws, regulations or policies; and

  •
  the extent to which we expand our operations and increase our market share.

        We expect to continue to spend substantial amounts of capital to grow our business. We estimate the costs associated with increasing our personnel in the near-term to be approximately $8,000 to $12,000, the costs associated with establishing a second laboratory facility to be approximately $15,000 to $25,000 and the costs associated with expansion of our backup systems to be up to approximately $5,000. We believe our current cash, cash equivalents and investment securities available-for-sale will be adequate to fund our planned growth and operating activities through at least the end of 2010. While we anticipate that cash from our operations in addition to our current cash, cash equivalents and investment securities available-for-sale will be sufficient to fund our growth as well as our operating activities in the future, we may raise additional funds through public or private equity offerings or debt financings. We do not know if we will be able to obtain additional financing on favorable terms, if at all. If we cannot raise funds on acceptable terms, if and when needed, we may not be able to maintain or grow our business at the rate that we currently anticipate and respond to competitive pressures or unanticipated capital requirements, or we may be required to reduce operating expenses, which would significantly harm our business, financial condition and results of operations.

        As of December 31, 2007, we had $1,000 available for future draws under an accounts receivable revolving line of credit which expires on June 30, 2008. We currently have no plans to utilize this available financing.

Contractual Obligations and Commitments

        The following table describes our long-term contractual obligations and commitments as of December 31, 2007:

	Payments Due by Period
Contractual Obligations
	Total	2008	2009	2010	2011	2012	Thereafter
Operating leases(1)	$6,367	$1,381	$1,420	$1,430	$1,419	$717	$—

  (1)
  Excludes cash obligations related to our operating lease for administrative office space that we entered into in February 2008. The noncancelable future minimum payments under the lease total $293, $361 and $30 for the years ending December 31, 2008, 2009 and 2010, respectively.

        From time to time we may enter into contracts with suppliers, manufacturers and other third parties under which we may be required to make payments. The table above does not reflect any future obligations that may arise due to the establishment of our second laboratory facility, including facility leasing costs, tenant improvements and other facility startup and infrastructure costs.

Recent Accounting Pronouncements

        In September 2006, the FASB issued SFAS No. 157, Fair Value Measurement. SFAS No. 157 defines fair value, establishes a framework for measuring fair value in generally accepted accounting principles, and expands disclosures about fair value measurements, but does not require any new fair value measurement. SFAS No. 157 is effective for fiscal years beginning after November 15, 2007 and interim periods within those fiscal years. We are in the process of determining the effect, if any, that the adoption of SFAS No. 157 will have on the consolidated financial statements. Because SFAS No. 157 does not require any new fair value measurements or remeasurements of previously computed fair values, we do not believe the adoption of SFAS No. 157 will have a material effect on our results of operations or financial condition.

        In February 2007, the FASB issued SFAS No. 159, The Fair Value Option for Financial Assets and Financial Liabilities. SFAS No. 159, which includes an amendment to SFAS No. 115, Accounting for Certain Investments in Debt and Equity Securities, permits entities the option to measure many financial instruments and certain other items at fair value. SFAS No. 159 is effective for fiscal years beginning after November 15, 2007. We are in the process of determining the impact that SFAS No. 159 will have on our results of operations or financial condition.

Off-Balance Sheet Arrangements

        We have not engaged and do not expect to engage in any off-balance sheet activities.

Quantitative and Qualitative Disclosures about Market Risk

        Market risk represents the risk of loss that may impact our financial position, results of operations or cash flows due to adverse changes in financial and commodity market prices and rates. We are exposed to market risk primarily in the area of changes in United States interest rates and conditions in the credit markets. We do not have any material foreign currency or other derivative financial instruments. Under our current policies, we do not use interest rate derivative instruments to manage exposure to interest rate changes. We attempt to increase the safety and preservation of our invested principal funds by limiting default risk, market risk and reinvestment risk. We mitigate default risk by investing in investment grade securities.

        All of our investment securities are classified as available-for-sale and therefore reported on the balance sheet at market value. Our investment securities consist of high-grade auction rate securities, corporate debt securities and government agency securities. As of December 31, 2007, our short-term investments included $17,400 of high-grade (AAA rated) auction rate securities issued primarily by municipalities and universities. Our auction rate securities are debt instruments with a long-term maturity and with an interest rate that is reset in short intervals through auctions. The recent conditions in the global credit markets have prevented some investors from liquidating their holdings of auction rate securities because the amount of securities submitted for sale has exceeded the amount of purchase orders for such securities. If there is insufficient demand for the securities at the time of an auction, the auction may not be completed and the interest rates may be reset to predetermined higher rates. When auctions for these securities fail, the investments may not be readily convertible to cash until a future auction of these investments is successful or they are redeemed or mature. If the credit ratings of the security issuers deteriorate and any decline in market value is determined to be other-than-temporary, we would be required to adjust the carrying value of the investment through an impairment charge. To date, we have not recorded any realized gains or losses on our investment portfolio or recognized any significant unrealized gains or losses on investments.

        On February 13, 2008, we were informed that there was insufficient demand at auctions for two of our high-grade auction rate securities, representing approximately $8,000. As a result, these affected securities are currently not liquid and the interest rates have been reset to the predetermined higher rates. We may experience a similar situation with our remaining auction rate securities.

        In the event we need to access the funds that are in an illiquid state, we will not be able to do so without the possible loss of principal, until a future auction for these investments is successful or they are redeemed by the issuer or they mature. At this time, management has not obtained sufficient evidence to conclude that these investments are impaired or that they will not be settled in the short term, although the market for these investments is presently uncertain. If we are unable to sell these securities in the market or they are not redeemed, then we may be required to hold them to maturity. We do not have a need to access these funds for operational purposes for the foreseeable future. We will continue to monitor and evaluate these investments on an ongoing basis for impairment or for a short term to a long term reclassification. Based on our ability to access our cash and other short-term investments, our expected operating cash flows, and our other sources of cash, we do not anticipate that the potential illiquidity of these investments will affect our ability to execute our current business plan.

        Changes in the overall level of interest rates affect our interest income that is generated from our cash, cash equivalents and investment securities available-for-sale. If a 100 basis point change in overall interest rates were to occur in 2008, our interest income would change by approximately $0.9 million in relation to amounts we would expect to earn assuming cash, cash equivalent and investment securities available-for-sale levels consistent with those at December 31, 2007.

BUSINESS

Overview

        We are a specialized laboratory service provider focused on delivering personalized and comprehensive diagnostic services to community-based hem/oncs. Our highly trained group of hempaths utilizes sophisticated diagnostic technologies to provide a differentiated, specialized and integrated assessment of a patient's condition, aiding physicians in making vital decisions concerning the treatment of malignancies of the blood and bone marrow, and other forms of cancer.

        Our key service offerings, COMPASS and CHART, are designed to meet the specific needs of community-based hem/oncs. Our COMPASS service offering includes the determination by our hempaths of the appropriate diagnostic tests to be conducted and the performance of these tests. We then evaluate, synthesize and summarize the results into an easy to read comprehensive report, and our hempaths are available to interpret these results jointly with the hem/onc, giving them the benefit of our expertise and analytical experience. Our CHART service offering combines multiple COMPASS assessments and analyses of disease progression after intervening clinical action, providing the hem/onc with a valuable diagnostic tool to track both a patient's disease and response to the prescribed treatment regimen.

        Our revenue growth rate reflects the value of our differentiated service offerings to these community-based hem/oncs. Our revenues increased 147% from $24.0 million for the year ended December 31, 2006 to $59.3 million for the year ended December 31, 2007. Our net loss for the years ended December 31, 2005 and 2006 was $9.2 million and $3.8 million, respectively, and our net income for the year ended December 31, 2007 was $13.4 million, which includes $1.5 million of increases to our net income as a result of positive changes in 2006 accounting estimates. These changes in accounting estimates positively impacted revenues and our provision for doubtful accounts as a result of continued improvements to our billing systems, collection processes and favorable experience in the collection of accounts receivable for services rendered in 2006.

Our Approach

        Our customer-centric service model enables us to deliver what we believe is superior value to our hem/onc customers and distinguishes us from other diagnostic service providers.

        Once a hem/onc notifies us about a blood or bone marrow specimen to be analyzed, we arrange for its prompt pick-up and transport to our laboratory for analysis. Samples are tracked real time throughout transport, substantially reducing the risk of sample loss. After receiving the specimen in our state-of-the-art laboratory, one of our hempaths conducts a detailed review of all documents and materials relating to the patient case. The hempath then determines the acuity and urgency of the patient case and whether immediate intervention may be required by the hem/onc, and confirms that the appropriate tests are ordered and conducted. We then assign the entire patient case to a single hempath, who interprets and integrates all test results.

        By ordering our COMPASS service offering, the hem/onc authorizes our hempath to determine the appropriate diagnostic tests to be performed, and our hempath then integrates patient history and previous and current test results into a comprehensive diagnostic report. As part of our CHART service offering, the hem/onc also receives a detailed assessment of a patient's disease progression over time.

        Our CSCs work with the hempath responsible for the patient case to ensure the quality, completeness and consistency of the report. A detailed report including results of all tests performed is delivered either through eCOMPASS, our secure web-based patient reporting system, by facsimile, courier or mail, or personally over the telephone, based upon the preference of the hem/onc. In addition, our hempath responsible for the patient case is clearly identified and readily available to discuss any aspect of the patient case with the hem/onc.

        We have implemented customer-friendly billing processes that include directly billing insurers after the report has been delivered to the hem/onc. Our billing model is designed to avoid the complex billing arrangements that are typical in our industry and to minimize errors and administrative burden on the community-based hem/onc.

        We believe this integrated approach provides a key service to community-based hem/oncs and enables us to capitalize on a large, unmet market opportunity.

Market Overview and Opportunity

        We focus on marketing our specialized diagnostic services to community-based hem/oncs treating malignancies of the blood and bone marrow, and other forms of cancer. According to the NCI and ACS, there were approximately 800,000 patients in the United States living with malignancies or pre-malignant diseases of the blood and bone marrow in 2004, with more than 140,000 new cases being diagnosed each year. A 2005 survey by the AMA reports that these patients are served through approximately 11,000 practicing hem/oncs, and that approximately 79% of these hem/oncs practice in the community setting. Since 1998, according to the AMA, the number of practicing hem/oncs has been growing at an annual rate of approximately 3.8%, significantly outpacing the overall annual growth in physicians in the United States of approximately 2.5%.

        In order for hem/oncs to make the correct diagnosis, choose or modify appropriate therapeutic regimens and monitor the effectiveness of these regimens, they require highly specialized diagnostic services. Serial blood and bone marrow examinations are typically performed to follow the progress of the disease and the patient's response to therapy. The typical bone marrow case consists of histopathology, flow cytometry and cytogenetic assessments. Based on our experience to date, approximately 60% of our patient cases consist of bone marrow cases and approximately 40% consist of blood-based cases. Based on our experience to date and on Medicare reimbursement rates that are in effect through June 30, 2008 for these procedures, the average bone marrow case generates service revenues of at least $3,000. The typical blood-based case does not require the same degree of complexity as a bone marrow case and generally consists of only one or more of the assessments typically performed in a bone marrow case, a PCR test or a CTC test. Based on our experience to date and on Medicare reimbursement rates that are in effect through June 30, 2008 for these procedures, blood-based cases generate service revenues ranging from approximately $100 per case to $3,000 or more per case, depending upon the tests included in each case. Based upon estimates from CMS, we believe there are more than 350,000 bone marrow procedures performed annually in the United States, each of which includes at least one bone marrow test, and that the bone marrow testing market alone represents at least a $1.0 billion opportunity annually. In addition, based upon our patient case mix and the number of people diagnosed with malignancies and pre-malignancies of the blood and bone marrow each year, we believe there are more than 200,000 blood-based tests for liquid and solid tumors performed annually in the United States.

        The market for specialized laboratory services for both bone marrow and blood-based testing has historically been served by hospital pathologists, esoteric testing laboratories, national reference laboratories and academic laboratories, each of which has its own strengths, but none of which exclusively focuses on the specific needs of community-based hem/oncs. For example, hospital pathologists tend to be general pathologists that do not have the expertise to perform the specialized diagnostic services that are required by community hem/oncs. Esoteric testing laboratories tend to focus on the delivery of tests to hospital pathologists as opposed to the delivery of a comprehensive assessment of a specific patient case to a community hem/onc. National reference laboratories tend to focus on the low-cost provision of a broad portfolio of tests as opposed to handling complex, individual patient cases. Academic laboratories tend to focus on research and education for their academic institution rather than providing their sophisticated diagnostic services to non-affiliated, community hem/oncs. Our service offerings, which are based on a comprehensive assessment of a specific patient case by using sophisticated diagnostic technologies, have been specifically built around these unmet needs of the community hem/oncs, and, we believe, address their need for specialized diagnostic services of complex, individual patient cases.

Our Competitive Strengths

Personalized and Comprehensive Approach Focused on the Specific Diagnostic Needs of Community-Based Hem/Oncs

        Our entire process from specimen collection to delivery of a comprehensive diagnostic report is tailored to the specific needs of the community-based hem/onc. Upon arrival of a specimen at our facilities, one of our hempaths conducts a detailed review of the patient case, determines its acuity and urgency and whether immediate intervention may be required, and ensures that the appropriate tests are ordered and conducted. We then assign the entire patient case to a single hempath, who interprets and integrates all test results. In our COMPASS and CHART service offerings, our hempath integrates patient history and current and previous test results into a comprehensive summary diagnosis. As part of our CHART service offering, the hem/onc also receives a detailed assessment of a patient's disease progression over time. In addition, our hempath responsible for the patient case is clearly identified and readily available to the hem/onc to personally discuss any aspect of the patient case. We believe that this approach drives our growth by providing a differentiated, specialized and integrated service and key diagnostic tools to community-based hem/oncs that enable them to provide better patient care.

Differentiated Value Proposition Through COMPASS and CHART Service Offerings

        Our key service offerings, COMPASS and CHART, are specifically designed to address the unmet needs of community-based hem/oncs. Our COMPASS service offering involves the determination by our hempaths of the appropriate diagnostic tests to be conducted and the performance of these tests. We then evaluate, synthesize and summarize the results into an easy to read comprehensive report, and our hempaths are available to interpret these results jointly with the hem/onc, giving them the benefit of our expertise and analytical experience. Our CHART service offering combines multiple COMPASS assessments and analyses of disease progression after intervening clinical action, providing the hem/onc with a diagnostic tool to track both a patient's disease and response to the prescribed treatment regimen. We believe our COMPASS and CHART service offerings facilitate efficient and effective patient care by providing hem/oncs with a clear, concise and actionable diagnosis rather than just providing individual test results.

Highly Trained and Specialized Personnel

        Our highly trained and specialized sales representatives, hempaths and CSCs are an important factor in providing our services and enabling our growth.

        Our sales representatives are highly experienced, with strong technical knowledge and an extensive understanding of the community-based hem/onc's practice. Each of our sales representatives typically has a four-year bachelor of science or arts degree, preferably in the biological sciences, a three- to five-year history selling diagnostic services or specialty pharmaceuticals directly to hem/oncs, and has completed a quality sales training program.

        As of February 12, 2008, we have 15 hempaths who have credentials from leading academic institutions and have an average of approximately 10 years of hematopathology experience, including their fellowships in hematopathology. With well over 125 years of combined hematopathology expertise, our hempaths have extensive experience with highly challenging diagnoses, permitting them to collaboratively discuss difficult cases in a manner typically found in an academic setting.

        Our CSCs are an integral component of our focus on quality and are responsible for the review and quality of every test report before it is sent to the customer. All of our CSCs have a minimum of a bachelor of science or arts degree in the biological sciences or substantial relevant industry experience.

        We believe our highly trained and specialized national sales force focused exclusively on community-based hem/oncs, combined with the expertise of our hempaths and the quality assurance provided by our CSCs, results in a higher quality, customer-friendly service offering to community-based hem/oncs.

Experienced Management Team and Metric Driven Culture

        We are led by Tina Nova Bennett, Ph.D., our president and chief executive officer. In addition to her work with us, Dr. Nova Bennett has been involved in the co-founding of three life science companies, two of which completed IPOs and one of which was acquired. As our chief executive officer, Dr. Nova Bennett leads an experienced management team with an average of more than 20 years of healthcare industry, financial or operational experience. Our management team has created a culture of accountability throughout the organization in which we track the performance of our services real time and use our extensive internal systems and processes to continuously measure the performance of our business operations. For example, we track and measure the daily average speed for answering calls, the percentage of calls answered live, the average turn around time for each of our services and general customer buying patterns, including cases per month, frequency of orders and tests per case. We also perform annual customer satisfaction surveys allowing us to proactively address issues that may arise from time to time. We believe that our metric driven culture results in higher quality services, increased customer satisfaction and improved productivity.

Our Growth Strategy

        Our objective is to become the leading specialized laboratory service provider focused on delivering personalized and comprehensive diagnostic services to community-based hem/oncs and to continue to capitalize on our diagnostic service offerings to increase our market share, revenues and profitability at a rate significantly faster than the overall market for blood and bone marrow testing services. In furtherance of this objective, our growth strategy has the following key elements:

Expand Our Organization and Infrastructure

        Based on case volume and the estimated total number of blood and bone marrow procedures nationwide, we estimate our current market share for bone marrow procedures at approximately 4%. For the foreseeable future, we intend to grow our market share by increasing our personnel, including sales personnel, hempaths, CSCs, scientists, laboratory technicians and administrative employees, as well as expanding our infrastructure. This will enable us to visit more hem/oncs more frequently and inform them more fully of our service offerings, while maintaining our existing relationships with hem/oncs and current high standards of customer service. As we grow and become a larger enterprise, we anticipate that our organizational structure will also expand to include additional executive officers, promoted from within or recruited from outside Genoptix, who may include executive officers in the areas of billing and reimbursement, commercialization, compliance, laboratory operations and strategy. In addition, we intend to establish a second laboratory facility and expand our backup systems.

Leverage Our Existing Infrastructure to Increase Operating Efficiencies

        Our CLIA and College of American Pathologists, or CAP, certified laboratory was designed to be highly scalable in anticipation of future growth, and as the volume of customer orders increases, we believe we will be able to take advantage of associated economies of scale. In 2008, we intend to expand our current laboratory capacity by building out unimproved areas within our existing facility. As our name becomes more recognized and our existing sales force becomes more established in its markets, we believe that our sales force productivity should increase and the time it takes new sales representatives to reach their full potential and the average cost per sale should decrease. We also intend to take advantage of economies of scale in other areas, such as volume discounts offered by our outside couriers, improved terms for the reagents and consumables we use and increased efficiency in our back office functions such as billing and collection.

Expand Service Offerings to Hem/Oncs

        We intend to continue to be among the first to market with new technologies and innovations as the standard of care evolves. We believe that by continuously enhancing and supplementing our service offerings, we will solidify our relationships with hem/oncs and expand our revenue opportunities. For example, we believe we were the first commercial laboratory to offer a comprehensive assessment of a patient case through our COMPASS service offering; the first commercial laboratory to offer mutation testing for Janus Kinase 2, a new PCR diagnostic test for a subtype of leukemia; the first, and we believe thus far the only, commercial laboratory to offer PCR testing for the MPL W515 L/K mutation used in characterizing another leukemia subtype; and the second commercial laboratory to offer CTC testing for breast cancer. In addition, we believe we are currently the only commercial laboratory offering a specific product providing an analysis of disease progression after intervening clinical action through our CHART service offering. Over the next few years, we anticipate a number of additional blood-based assays for liquid and solid tumors to become available, which we intend to be one of the first laboratories to commercialize.

Pursue Additional Collaborations and Acquisitions to Supplement Our Business

        We intend to opportunistically pursue additional collaborations with pharmaceutical companies and acquisitions or in-licensing of businesses, products or technologies that will enable us to accelerate the implementation of our strategic plan and to increase the number of hem/onc customers we serve, including by way of investments in other companies, licensing of technology, co-development arrangements, collaborations, asset purchases and other similar transactions. For example, we currently provide specialized testing services and access to our hempaths through collaborations with select pharmaceutical companies. We expect these collaborations to grow over time, which we believe will improve our financial performance and name recognition and reputation among hem/oncs, and potentially provide us with early access to new technologies available for commercialization.

Our Services

        Our key service offerings include COMPASS and CHART. Test requisitions for more than half of the patient samples we processed for the year ended December 31, 2007 included our COMPASS and/or CHART service offerings. We introduced CHART in the first quarter of 2007 and believe that it provides significant additional value to hem/oncs in their efforts to evaluate the effectiveness of the prescribed treatment regimen over time. The following diagnostic services and non-proprietary technologies, each of which includes professional interpretation by our hempaths and utilizes complex and sophisticated instrumentation operated by highly trained personnel, can be ordered individually or as part of our COMPASS or CHART service offerings:

  •
  Histopathology—expert microscopic evaluation of blood or bone marrow material in order to identify the nature and extent of disease;

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  Flow Cytometry—a quantitative method to characterize maturation level of cells and measure the type and amount of leukemia/lymphoma via automated assessment of cellular surface characteristics;

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  Cytogenetics—a suite of methods designed to reveal changes and/or abnormalities at the level of the chromosome in order to identify malignant processes and to assist in the prognosis of a malignancy;

  •
  PCR—a quantitative method to follow progression of disease and response to therapy at the genetic level (DNA sequence); and

  •
  CTC—identification and enumeration of tumor cells circulating in the blood of metastatic breast and colon cancer patients.

Sales and Marketing

        We believe our sales and marketing approach distinguishes us from our competitors. We have a nationwide sales force that currently operates out of 18 states and focuses exclusively on community-based hem/oncs and their office staff. Most of our sales representatives have a four-year bachelor of science or arts degree, primarily in the biological sciences, and a three- to five-year history selling diagnostic services or niche pharmaceuticals directly to hem/oncs. Each of them has also typically completed a quality sales training program. We have organized our sales organization and customer-facing commercial teams into regional business units, led by a territory manager that coordinates the sales, service and support personnel for that particular region. We believe this regional business unit model allows us to add additional sales and support resources to a particular territory while maintaining our existing relationships with community-based hem/oncs and a high level of management control.

        Each of our sales representatives receives a base salary commensurate with his or her years of experience and sales commissions based upon actual sales performance against his or her territory-specific sales budget. We also offer periodic promotional sales contests pursuant to which each sales representative may receive various incentives.

        As of January 31, 2008, we had 35 sales representatives, which includes three regional managers, that operate out of 18 states nationwide, which we expect to more than double over the next three years. We intend to hire additional sales representatives throughout the United States and anticipate that we will eventually have sales representatives in nearly all of the 48 contiguous states. Currently, there are several geographic regions in which one sales representative services community-based hem/onc customers in several states and we intend to hire additional sales representatives in these areas. We expect to continue to focus the overwhelming majority of our marketing and selling efforts on community-based hem/oncs and their office staff. Our sales representatives are highly experienced, with strong technical knowledge and an extensive understanding of the community-based hem/onc's practice. They concentrate on a geographic area determined based upon the size of and the number of practicing community-based hem/oncs in that area, who we identify using several national physician databases that provide address information, patient demographic information and other pertinent data relevant to targeting and prioritizing potential customers for our service offerings. Selling efforts are conducted through visits to community-based hem/onc offices. Our sales representatives inform the hem/oncs and their office staff of the value of our service offerings to assist them in making vital decisions concerning the treatment of malignancies of the blood and bone marrow, and other forms of cancer. Our sales representatives are skilled in probing the unmet needs of the community-based hem/onc and their office staff with regard to specialized diagnostic services and discussing the features and benefits of our service offerings. Additionally, our sales representatives provide follow-up sales and service calls to the community-based hem/onc office to ensure we are continuing to meet their needs and expectations for our service offerings, and to explore the possibility of other opportunities for the community-based hem/onc to use our specialized diagnostic services. This approach allows our sales representatives to build and enhance relationships with our customers, helping us to better understand their needs and develop new service offerings. We believe the expansion of our sales force in the future will enable us to visit more hem/oncs more frequently and inform them more fully of our service offerings, while maintaining our relationships with hem/oncs and current high standards of customer service.

        We have developed an extensive library of clear and effective sales and marketing materials to support our sales efforts. Our marketing materials are targeted at three distinct decision makers with respect to our services: community-based hem/oncs; office staff and medical assistants; and patients. Materials for hem/oncs focus on education and description of our differentiated and unique workflow as applied to the diagnosis of hematomalignancies. This includes detailed descriptions of how we manage patient cases as compared to traditional laboratory services providers, updates on new diagnostic technologies and synopses from recent medical meetings regarding malignancies of the blood and bone marrow, and other forms of cancer. Materials for office staff and medical assistants focus on practice workflow issues and highlight proper sample preparation, as well as basic information on new diagnostic technologies. We also offer field-based training for medical assistants advising them on the proper technique for making blood and bone marrow smears to ensure we receive optimal specimens. Our marketing materials for patients address, in simple terms, questions about the technologies used to diagnose disease and concerns about billing and insurance issues.

Competition

        As a specialized diagnostic service provider, we rely extensively on our high quality of service to attract and retain community-based hem/oncs and other healthcare professionals as our customers at the expense of our larger competitors. We compete primarily based on the quality of testing, reporting and information systems, reliability in patient sample transport, reputation in the medical community and access to our highly qualified hempaths. Our primary competitors include hospital pathologists, esoteric testing laboratories, national reference laboratories and academic laboratories.

        Hospital Pathologists.    Pathologists located within a hospital have traditionally provided most of the diagnostic services required by community-based hem/oncs. These pathologists typically rely on close interaction with the treating physician, including face-to-face contact if necessary. However, only very large hospitals tend to retain hempaths on staff, and most general pathologists do not have the expertise in hematology/oncology necessary to perform all the specialized services required by hem/oncs.

        Esoteric Testing Laboratories.    Esoteric testing laboratories typically are specialized regional centers focused on servicing hospitals and hospital-based pathologists, oftentimes maintaining a staff of hempaths on site that can provide support in the interpretation of certain results. The business models of these laboratories tend to be focused on the efficient delivery of individual tests rather than the comprehensive assessments of specific cases, and their target groups tend to be hospital pathologists as opposed to community-based hem/oncs.

        National Reference Laboratories.    National reference laboratories typically offer a full suite of tests for a variety of medical professionals including general practitioners, hospitals and pathologists. This emphasis on providing a broad product portfolio of commoditized tests at the lowest possible price tends to limit these laboratories' ability to handle highly complex samples requiring special attention, such as bone marrow specimens. In addition, national reference laboratories tend not to provide ready access to a medical professional for interpretation of test results or a specialized focus on the needs of community-based hem/oncs.

        Academic Laboratories.    Academic laboratories generally provide state-of-the-art technology and expertise. These laboratories are typically pursuing multiple activities and goals such as research and education or are committed to their own hospitals. This limits the attractiveness of academic laboratories to outside hem/oncs, who tend to have focused specialized needs.

        Examples of our competitors include Bio-Reference Laboratories, Inc., Genzyme Corp., Laboratory Corporation of America Holdings and Quest Diagnostics Incorporated. We believe that we can continue to effectively compete in our industry based on our differentiated services that offer community-based hem/oncs the technical expertise of an esoteric testing laboratory, the customer intimacy of a hospital pathologist and the state-of-the-art industry technology of an academic laboratory, while maintaining a specialized service focus that is not typically available from national reference laboratories that cover a broad range of medical specialties. We believe that our customer-focused and highly trained and knowledgeable sales force will continue to effectively differentiate our services from those of our competitors and that we intend to continue to gain market share by providing personalized and collaborative diagnostic services to community-based hem/oncs.

Quality Assurance

        We consider the quality of our diagnostic services to be of critical importance, and we have established a comprehensive quality assurance program for our laboratory designed to drive accurate and timely test results and to ensure the consistent high quality of our testing services. In addition to the compulsory proficiency programs and external inspections required by the CMS and other regulatory agencies, we have developed a variety of internal systems and procedures to emphasize, monitor and continuously improve the quality of our operations.

External Proficiency/Accreditations

        We participate in numerous externally-administered quality surveillance programs, and our laboratory is CAP accredited.

        The CAP accreditation program involves both unannounced on-site inspections of the laboratory and participation in CAP's ongoing proficiency testing program for all categories. CAP is an independent non-governmental organization of board-certified pathologists which accredits, on a voluntary basis, laboratories nationwide, and which has been accredited by CMS to inspect clinical laboratories to determine adherence to the CLIA standards. A laboratory's receipt of accreditation by CAP satisfies the Medicare requirement for participation in proficiency testing programs administered by an external source, one of Medicare's primary requirements for reimbursement eligibility.

Internal Quality Control

        We maintain internal quality controls by running samples with known diagnoses at the same time as patient samples are submitted for testing. We also have an extensive, internally administered program of blind sample proficiency testing (i.e., the testing laboratory does not know the sample being tested is a quality control sample). In addition, our CSCs are an integral component of our focus on quality—they are responsible for the review and quality of every test report before it is sent to the hem/onc customer and work with the hempath responsible for the report to ensure its quality, completeness and consistency. All of our CSCs have a minimum of a bachelor of science or arts degree in the biological sciences or substantial relevant industry experience.

Information Systems

        We have developed and implemented management information systems that support our operations as well as strategically position us for long-term growth in light of evolving market trends. We believe our information systems are secure and robust, and we back-up all of our data and e-mail systems on a regular basis. We track the performance of our services real time and provide our customers with progress reports upon request. We have also created extensive systems and processes to measure the performance of our business operations via daily monitoring of several hundred individual variables that provide insight on quality, productivity, performance-to-plan, customer buying patterns, customer communications, market share, suppliers and reimbursement. In addition, we provide our hem/onc customers with secure web-based patient reporting through eCOMPASS, which provides HIPAA compliant, encrypted notification of report availability via e-mail, remote access to reports, various search capabilities, the ability to print reports on demand, interfaces to electronic medical record systems, access to all previous patient reports for a particular patient and updates on testing services.

Billing and Reimbursement

Billing

        Billing for diagnostic services is generally highly complex. We have implemented customer-friendly-billing processes that permit direct billing of third party payors and that accept all payor policies for "in-network" providers in those states where this type of treatment is permitted. Our billing system generates contractual adjustments for each case at the time it is billed, based on the applicable fee schedule associated with the patient's insurance plan. This billing model is designed to reduce the complexity of billing arrangements that are typical in our industry and to minimize errors in processing and administrative burdens on our hem/onc customers. However, depending on our billing arrangement with each third party payor and applicable law, we are often obligated to bill in the specific manner prescribed by the various payors, such as private insurance companies, managed care companies, governmental payors such as Medicare and Medicaid, physicians, hospitals and employer groups, each of which may have different billing requirements. Additionally, the audit requirements we must meet to ensure compliance with applicable laws and regulations as well as our internal compliance policies and procedures add further complexity to the billing process. Other factors that complicate billing include:

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  variability in coverage and information requirements among various payors;

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  missing, incomplete or inaccurate billing information provided by ordering physicians;

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  billings to payors with whom we do not have contracts;

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  disputes with payors as to which party is responsible for payment; and

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  disputes with payors as to the appropriate level of reimbursement

        Billing for diagnostic services in connection with governmental payor programs is subject to numerous federal and state regulations and other requirements, resulting in additional costs to us. These additional costs include those related to: (1) increased complexity in our billing due to the additional procedures and processes required by governmental payor programs; (2) training and education of our employees and customers; (3) compliance and legal costs; and (4) costs related to, among other factors, medical necessity denials and the absence of advance beneficiary notices.

        We are focused on carefully preparing claim submissions to minimize missing or incorrect information to facilitate billing and claims processing, and we have an internal billing and collections department that is devoted to mitigating unpaid claims. Our allowance for doubtful accounts has been provided for at the rate of approximately 2% and 5% of revenues for the years ended December 31, 2007 and 2006, respectively. Our DSO averaged 58 days in 2007 down from 82 days in 2006. As of December 31, 2007, our DSO was 52 days. The decreases in both the provision for doubtful accounts and DSO were the result of continued improvements to our billing systems and collection processes.

Reimbursement

        We provide diagnostic services primarily to community-based hem/oncs; however, our diagnostic service revenues may come from several sources. Depending on the billing arrangement and applicable law, the party that reimburses us for our services may be (1) the physician or other authorized party (such as a hospital, another laboratory or an employer) who ordered the testing service or otherwise referred the services to us, (2) a third party who provides coverage to the patient, such as an insurance company, managed care organization or a governmental payor program or (3) the patient. For the year ended December 31, 2007, we derived approximately 60% of our revenues from private insurance, including managed care organizations and other healthcare insurance providers, 38% from Medicare and Medicaid and 2% from other sources.

        Because a large percentage of our revenues is derived from the Medicare program, the coverage and reimbursement rules are significant to our operations. As a Medicare-participating laboratory based in California, we bill the Medicare program's California contractor and are subject to that contractor's local coverage and reimbursement policies. The current California Medicare contractor may be replaced by a new contractor as of June 2008. Because the current contractor has protested the scheduled replacement, at this time it is unclear whether the new contractor will take over on that date or at all, or whether any changes to current local coverage and reimbursement policies would occur as a result of any changes in contractor.

        Reimbursement under the Medicare program for diagnostic services is subject to both the national Medicare clinical laboratory fee schedule and physician fee schedule, each of which is subject to geographic adjustments and is updated annually. The physician fee schedule is designed to set compensation rates for those medical services provided to Medicare beneficiaries who require a degree of physician supervision. Outpatient clinical diagnostic laboratory tests are paid according to the clinical laboratory fee schedule. Although the clinical laboratory fee schedule is generally the only basis of payment that can be made by the Medicare program with respect to all clinical laboratories, certain laboratory tests which are performed by physicians, including most of the services provided by us, are exempt from the clinical laboratory fee schedule and are paid under the physician fee schedule.

        The clinical laboratory fee schedule sets the maximum amount payable under Medicare for each specific laboratory billing code. We bill the program directly and must accept the scheduled amount as payment in full for covered tests performed on behalf of Medicare beneficiaries. Payment under the fee schedule has been limited from year-to-year by Congressional action such as imposition of national limitation amounts and freezes on the otherwise applicable annual CPI updates. The CPI update of the clinical laboratory fee schedule for 2004 through 2008 was frozen by the Medicare Prescription Drug, Improvement and Modernization Act of 2003. The payment amounts under the Medicare clinical laboratory fee schedule are important not only for our reimbursement under Medicare, but also because the schedule often establishes the payment amounts set by other third party payors. For example, state Medicaid programs are prohibited from paying more than the Medicare fee schedule limit for clinical laboratory services furnished to Medicaid recipients.

        For the many anatomic pathology services we provide, we are reimbursed separately under the Medicare physician fee schedule and beneficiaries are responsible for applicable coinsurance and deductible amounts. The physician fee schedule is based on assigned relative value units for each procedure or service, and an annually determined conversion factor is applied to the relative value units to calculate the reimbursement. The formula used to calculate the fee schedule conversion factor resulted or would have resulted in significant decreases in payment levels in recent years. However, in past years, Congress has intervened multiple times to freeze or increase the conversion factor, including for 2007, which would otherwise have seen a 5% decrease. As a result of the Medicare, Medicaid and SCHIP Extension Act of 2007, the conversion factor was increased by 0.5% for payment of claims with dates of service from January 1, 2008 through June 30, 2008. For claims with dates of service from July 1, 2008 and thereafter, the conversion factor will revert to the previous payment methodology (a reduction of 10.1% from base year 2007 conversion factors) as was outlined in the Federal Register dated November 27, 2007 unless Congress acts again to set aside the formula to update the fee schedule. Because the vast majority of our diagnostic services currently are reimbursed under the physician fee schedule, changes to the physician fee schedule could result in a greater impact on our revenues than changes to the Medicare clinical laboratory fee schedule.

Governmental Regulation

Clinical Laboratory Improvement Amendments of 1988 and State Regulation

        As a diagnostic service provider, we are required to hold certain federal, state and local licenses, certifications and permits to conduct our business. Under CLIA, we are required to hold a certificate applicable to the type of work we perform and to comply with certain CLIA-imposed standards. CLIA regulates virtually all clinical laboratories by requiring they be certified by the federal government and comply with various operational, personnel, facilities administration, quality and proficiency requirements intended to ensure that their clinical laboratory testing services are accurate, reliable and timely. CLIA does not preempt state laws that are more stringent than federal law.

        To renew our CLIA certificate, which expires February 3, 2009, we are subject to survey and inspection every two years to assess compliance with program standards, and may be subject to additional random inspections. Standards for testing under CLIA are based on the level of complexity of the tests performed by the laboratory. Laboratories performing high complexity testing are required to meet more stringent requirements than laboratories performing less complex tests. Our laboratory holds a CLIA certificate to perform high complexity testing. If a laboratory is certified as "high complexity" under CLIA, the laboratory may obtain ASRs, which are used to develop in-house diagnostic tests known as "home brews."

        CLIA compliance and certification is also a prerequisite to be eligible to bill for services provided to governmental payor program beneficiaries.

        In addition to CLIA requirements, we are subject to various state laws. CLIA provides that a state may adopt laboratory regulations that are more stringent than those under federal law, and a number of states, including California, have implemented their own more stringent laboratory regulatory schemes. State laws may require that laboratory personnel meet certain qualifications, specify certain quality controls, or prescribe record maintenance requirements. Our laboratory is licensed and accredited by the appropriate state agencies in the states in which we do business.

Health Insurance Portability and Accountability Act

        Under the administrative simplification provisions of HIPAA, the U.S. Department of Health and Human Services has issued regulations which establish uniform standards governing the conduct of certain electronic healthcare transactions and protecting the privacy and security of PHI used or disclosed by healthcare providers and other covered entities. Three principal regulations with which we are currently required to comply have been issued in final form under HIPAA: privacy regulations; security regulations; and standards for electronic transactions.

        The privacy regulations cover the use and disclosure of PHI by healthcare providers. It also sets forth certain rights that an individual has with respect to his or her PHI maintained by a healthcare provider, including the right to access or amend certain records containing PHI or to request restrictions on the use or disclosure of PHI. We have also implemented policies, procedures and standards to comply appropriately with the final HIPAA security regulations, which establish requirements for safeguarding the confidentiality, integrity and availability of PHI, which is electronically transmitted or electronically stored. The HIPAA privacy and security regulations establish a uniform federal "floor" and do not supersede state laws that are more stringent or provide individuals with greater rights with respect to the privacy or security of, and access to, their records containing PHI. As a result, we are required to comply with both HIPAA privacy regulations and varying state privacy and security laws. These laws contain significant fines and other penalties for wrongful use or disclosure of PHI. We have implemented practices and procedures to meet the requirements of the HIPAA privacy regulations and state privacy laws.

        In addition, we have taken necessary steps to comply with HIPAA's standards for electronic transactions, which establish standards for common healthcare transactions. In particular, we have completed conversion of our electronic fee-for-service claim transactions and our electronic fee-for-service remittance transactions to the final HIPAA transaction standards for electronic transmissions, including electronic transactions and code sets used for billing claims, remittance advices, enrollment and eligibility.

        Finally, we are actively working to comply with HIPAA regulations on adoption of national provider identifiers, or NPIs. This rule calls for the adoption of the national provider identifier as the standard unique health identifier for healthcare providers to use in filing and processing healthcare claims and other transactions. We were required to comply with this standard by May 23, 2007. However, on April 2, 2007, CMS announced that covered entities who do not expect to be in compliance with this standard by May 23, 2007 may implement contingency plans for an additional twelve-month period through May 23, 2008. During this period, CMS will not impose penalties on covered entities who implement contingency plans if they have made reasonable and diligence efforts to become compliant with the rule. The CMS has begun issuing NPI numbers to HIPAA-covered entities in preparation for the required compliance date of May 23, 2008. We have applied for and received our NPI number, as well as, updated our billing system with the NPIs of our customer hem/oncs to ensure compliance with CMS filing and processing requirements.

Federal and State Fraud and Abuse Laws

        The federal healthcare program Anti-Kickback Statute prohibits, among other things, knowingly and willfully offering, paying, soliciting or receiving remuneration to induce or in return for purchasing, leasing, ordering or arranging for the purchase, lease or order of any healthcare item or service reimbursable under a governmental payor program. The definition of "remuneration" has been broadly interpreted to include anything of value, including for example gifts, discounts, the furnishing of supplies or equipment, credit arrangements, payments of cash, waivers of payments, ownership interests, and providing anything at less than its fair market value. The Anti-Kickback Statute is broad, and it prohibits many arrangements and practices that are lawful in businesses outside of the healthcare industry. Recognizing that the Anti-Kickback Statute is broad and may technically prohibit many innocuous or beneficial arrangements within the healthcare industry, the U.S. Department of Health and Human Services has issued a series of regulatory "safe harbors." These safe harbor regulations set forth certain provisions, which, if met, will assure healthcare providers and other parties that they will not be prosecuted under the federal Anti-Kickback Statute. Although full compliance with these provisions ensures against prosecution under the federal Anti-Kickback Statute, the failure of a transaction or arrangement to fit within a specific safe harbor does not necessarily mean that the transaction or arrangement is illegal or that prosecution under the federal Anti-Kickback Statute will be pursued. The penalties for violating the Anti-Kickback Statute can be severe. These sanctions include criminal penalties and civil sanctions, including fines, imprisonment and possible exclusion from the Medicare and Medicaid programs. Many states have also adopted statutes similar to the federal Anti-Kickback Statute, some of which apply to the referral of patients for healthcare items or services reimbursed by any source, not only governmental payor programs.

        In addition to the administrative simplification regulations discussed above, HIPAA created two new federal crimes: healthcare fraud and false statements relating to healthcare matters. The healthcare fraud statute prohibits knowingly and willfully executing a scheme to defraud any healthcare benefit program, including private payors. A violation of this statute is a felony and may result in fines, imprisonment or exclusion from governmental payor programs such as the Medicare and Medicaid programs. The false statements statute prohibits knowingly and willfully falsifying, concealing or covering up a material fact or making any materially false, fictitious or fraudulent statement in connection with the delivery of or payment for healthcare benefits, items or services. A violation of this statute is a felony and may result in fines, imprisonment or exclusion from governmental payor programs.

        Finally, another development affecting the healthcare industry is the increased use of the federal False Claims Act and, in particular, actions brought pursuant to the False Claims Act's "whistleblower" or "qui tam" provisions. The False Claims Act imposes liability on any person or entity who, among other things, knowingly presents, or causes to be presented, a false or fraudulent claim for payment by a federal governmental payor program. The qui tam provisions of the False Claims Act allow a private individual to bring actions on behalf of the federal government alleging that the defendant has defrauded the federal government by submitting a false claim to the federal government and permit such individuals to share in any amounts paid by the entity to the government in fines or settlement. In addition, various states have enacted false claim laws analogous to the federal False Claims Act, although many of these state laws apply where a claim is submitted to any third party payor and not merely a governmental payor program. When an entity is determined to have violated the False Claims Act, it may be required to pay up to three times the actual damages sustained by the government, plus civil penalties ranging from $5,500 to $11,000 for each separate false claim.

Physician Referral Prohibitions

        Under a federal law directed at "self-referral," commonly known as the "Stark Law," there are prohibitions, with certain exceptions, on Medicare and Medicaid payments for laboratory tests referred by physicians who personally, or through a family member, have an investment interest in, or a compensation arrangement with, the clinical laboratory performing the tests. A person who engages in a scheme to circumvent the Stark Law's referral prohibition may be fined up to $100,000 for each such arrangement or scheme. In addition, any person who presents or causes to be presented a claim to the Medicare or Medicaid programs in violation of the Stark Law is subject to civil monetary penalties of up to $15,000 per bill submission, an assessment of up to three times the amount claimed and possible exclusion from participation in federal governmental payor programs. Bills submitted in violation of the Stark Law may not be paid by Medicare or Medicaid, and any person collecting any amounts with respect to any such prohibited bill is obligated to refund such amounts. Many states, including California, also have anti-"self-referral" and other laws that are not limited to Medicare and Medicaid referrals.

Corporate Practice of Medicine

        Numerous states, including California, have enacted laws prohibiting business corporations, such as us, from practicing medicine and employing or engaging physicians to practice medicine. These laws are designed to prevent interference in the medical decision-making process by anyone who is not a licensed physician. This prohibition is generally referred to as the prohibition against the corporate practice of medicine. Violation of this prohibition may result in civil or criminal fines, as well as sanctions imposed against us and/or the professional through licensing proceedings. All of the hempaths who we utilize in connection with providing our specialized diagnostic services are employed by Cartesian. Cartesian is a California professional corporation we formed in April 2005 for the purpose of providing professional medical services in conjunction with the diagnostic services that we provide. On December 31, 2005, we entered into the PSA with Cartesian pursuant to which these hempaths provide professional services to us. Prior to that time, including while we were in the process of establishing contractual arrangements with Cartesian, we employed these hempaths, which could result in the potential assertion by regulatory authorities that we were engaged in the corporate practice of medicine. See "Cartesian Medical Group, Inc." for more information.

California Laboratory Licensing

        In addition to our CLIA certification, licensure is required and maintained for our laboratory under California law. Such laws establish standards for the day-to-day operation of a clinical laboratory, including the training and skills required of personnel and quality control. In addition, California laws mandate proficiency testing, which involves testing of specimens that have been specifically prepared for testing at our laboratory. We maintain a current license in good standing with the state of California.

New York Laboratory Licensing

        Our laboratory is required to be licensed by the New York State Department of Health to receive specimens from New York State. We maintain such licensure for our laboratory under New York state laws and regulations, which establish standards for day-to-day operation of a clinical laboratory, physical facilities requirements, equipment and quality control. New York law also mandates proficiency testing for laboratories licensed under New York state law, regardless of whether or not such laboratories are located in New York. We maintain a current license in good standing with the New York State Department of Health.

Other States' Laboratory Testing

        Florida, Maryland, Pennsylvania and Rhode Island each require out-of-state laboratories, which accept specimens from those states, to be licensed by such states. We have obtained licenses in these states and believe we are in compliance with applicable licensing laws.

        We may become aware from time to time of other states that require out of state laboratories to obtain licensure in order to accept specimens from the state, and it is possible that other states do have such requirements or will have such requirements in the future. If we identify any other state with such requirements or if we are contacted by any other state advising us of such requirements, we intend to follow instructions from the state regulators as to how we should comply with such requirements.

Other Regulatory Requirements

        Our laboratory is subject to federal, state and local regulations relating to the handling and disposal of regulated medical waste, hazardous waste and biohazardous waste, including chemical, biological agents and compounds, blood and bone marrow samples and other human tissue. Typically, we use outside vendors who are contractually obligated to comply with applicable laws and regulations to dispose of such waste. These vendors are licensed or otherwise qualified to handle and dispose of such waste. Historically, our costs associated with handling and disposal of such wastes have not been material.

        OSHA has established extensive requirements relating to workplace safety for healthcare employers, including requirements to develop and implement programs to protect workers from exposure to blood-borne pathogens by preventing or minimizing any exposure through needle stick or similar penetrating injuries.

        Pursuant to its authority under the FDCA, the FDA has regulatory responsibility over instruments, test kits, reagents and other devices used to perform diagnostic testing by laboratories such as ours. Specifically, the manufacturers and suppliers of ASRs, which we obtain for use in diagnostic tests, are subject to regulation by the FDA and are required to, among other things, register their establishments with the FDA, to conform manufacturing operations to the FDA's QSR and to comply with certain reporting and other record keeping requirements. The FDA also regulates the sale or distribution, in interstate commerce, of products classified as medical devices under the FDCA, including in vitro diagnostic test kits. Such devices must undergo premarket review by the FDA prior to commercialization unless the device is of a type exempted from such review by statute or pursuant to the FDA's exercise of enforcement discretion. For instance, diagnostic tests that are developed and validated by a laboratory for use in examinations the laboratory performs itself are called "home brew" tests. The FDA maintains that it has authority to regulate the development and use of "home brews" as medical devices, but to date has decided not to exercise its authority with respect to most "home brew" tests as a matter of enforcement discretion. The FDA regularly considers the application of additional regulatory controls over the sale of ASRs and the development and use of "home brews" by laboratories such as ours.

Compliance Program

        Because compliance with government rules and regulations is a significant concern throughout our industry, in part due to evolving interpretations of these rules and regulations, we have established a compliance program that is overseen by our Compliance Committee. Our Compliance Committee consists of certain members of our board of directors and our management provides periodic reports on compliance operations to the Compliance Committee.

        We seek to conduct our business in compliance with all statutes and regulations applicable to our operations. To this end, we conduct both internal and external in-depth reviews of procedures, personnel and facilities to ensure regulatory compliance throughout our operations. We provide periodic and comprehensive training programs to our personnel, which are intended to promote the strict observance of our policies designed to ensure compliance with the statutes and regulations applicable to our operations.

Intellectual Property Rights

        Our intellectual property consists primarily of trademarks, service marks and trade secrets. The designations Genoptix, COMPASS, CHART and eCOMPASS are our principal marks. We have registered trademarks for Genoptix, CHART and eCOMPASS, and have currently applied with the USPTO for registration in our field of use for our other principal marks. We maintain a program to protect our marks and will institute legal action where necessary to prevent others from using and/or registering confusingly similar marks.

        Although we have taken steps to protect our trade secrets, including entering into confidentiality agreements with third parties, and confidential information and invention assignment agreements with employees, consultants and advisors, third parties may still obtain this information or we may be unable to protect our rights. Because we do not hold patents covering the tests we perform, our future success in the diagnostic testing industry will depend, in part, upon our ability to license new tests, technologies and services on commercially reasonable terms.

Legal Proceedings

        We are not currently involved in any legal proceedings.

Insurance

        We maintain liability insurance for our products and services. As a general matter, providers of diagnostic services may be subject to lawsuits alleging negligence or other similar legal claims. Some of these suits involve claims for substantial damages. Any professional liability litigation could also adversely impact our customer base and reputation. Although management cannot predict the outcome of any claims made against us, management does not anticipate that the ultimate outcome of any such proceedings or claims will have a material adverse effect on our financial condition but may be material to our results of operations and cash flows in the period in which the impact of such claims is determined or the claims are paid. Similarly, although we believe that we will be able to obtain adequate insurance coverage in the future at acceptable costs, we cannot assure you that we will be able to do so.

Employees

        As of January 31, 2008, we employed 155 employees, including three part-time employees, all of whom are engaged in specimen preparation, regulatory affairs, development, business development,

sales and marketing, quality assurance and control or administration. None of our employees are subject to a collective bargaining agreement. We consider our relationship with our employees to be good.

Cartesian Medical Group, Inc.

        California prohibits general corporations from engaging in the practice of medicine pursuant to both statutory and common law principles commonly known as the corporate practice of medicine doctrine. Courts have interpreted this doctrine to prohibit non-professional corporations from employing physicians and certain other healthcare professionals who provide professional services. The hempaths who work with us at our laboratory are not our employees but are employees of Cartesian, a California professional corporation. Throughout this prospectus, when we refer to "our hempaths" or words of similar import, we are referring to the physicians employed by Cartesian and working at our facility as directed by Cartesian.

        We have contracted with Cartesian to provide hematopathology and other pathology services to us as an independent contractor pursuant to the PSA between us and Cartesian. We entered into the PSA with Cartesian on December 31, 2005. Prior to that time, including while we were in the process of establishing our contractual arrangements with Cartesian, we employed the individual physicians who provided professional services in connection with the clinical laboratory services provided by us and these physicians were subsequently employed by Cartesian. Pursuant to the PSA, Cartesian's hempaths work in our Carlsbad laboratory where we provide all necessary equipment, supplies, space, non-physician staffing and other support services to those physicians. The physicians employed by Cartesian work exclusively for Cartesian, which exclusively contracts with us for professional services we require to provide our specialized diagnostic services. Cartesian has not entered into any professional services agreement with any other party and may not use our laboratory facility to provide professional services to any other party without our prior consent. We formed Cartesian in April 2005. Our medical director, Bashar Dabbas, M.D., has been the only President, Treasurer and sole shareholder of Cartesian since its inception, and was employed by us since August 2005 prior to his employment by Cartesian. Dr. Dabbas is responsible for managing Cartesian, which as of February 12, 2008 employed 15 hempaths and an internal medicine specialist who provide services to us. Cartesian has no other employees. We are highly dependent on these hempaths to provide our specialized diagnostic services and we would be unable to provide these services without them. We have not used the services of any hempaths from any entity other than Cartesian and we do not employ any hempaths. We do not believe there is another organization operating in our geographical region that would be able to provide comparable professional services.

        Pursuant to the PSA, Cartesian has assigned to us its rights to collect and receive all payments for its professional services. We, and not Cartesian, are the contracting party for all of our specialized diagnostic services. We bill for services on Cartesian's behalf in accordance with a fee schedule set by Cartesian. Substantially all of our revenues result from our having been assigned the right to bill and collect for the professional services provided by the hempaths employed by Cartesian. Our revenues from services not performed by Cartesian were less than 5% of our revenues for the year ended December 31, 2007. In turn, we pay Cartesian professional service fees equal to the monthly aggregate of all Cartesian physician salary and benefit costs. Additionally, we reimburse Cartesian for expenses incurred for payment of physician dues, subscriptions, medical licenses and continuing medical education. The total amount of professional service fees paid to Cartesian during the years ended December 31, 2007 and 2006 was $4.3 million and $2.7 million, respectively. These professional service fees, and therefore physician salaries, are set by Cartesian on an annual basis after negotiation between us and Dr. Dabbas, and obtaining our approval. In the event hempaths salaries are increased by Cartesian and as a result we would be required to pay increased compensation expense to Cartesian, we would have a limited ability to recover these expenses through higher prices. We also provide both general business and professional liability insurance coverage to Cartesian and its physicians. All physicians hired by Cartesian enter into a standard form of physician employment agreement with Cartesian. Pursuant to this agreement, each physician agrees not to compete against Cartesian during the term of the agreement and agrees to provide professional services exclusively to Cartesian. In addition, this agreement provides that each physician acknowledges that the PSA creates obligations for such physician which must be met in order for Cartesian to fulfill the PSA's requirements (for example, each physician providing services to us through Cartesian must hold an unrestricted license to practice medicine in California). As such, the agreement provides that each physician agrees to comply with the PSA's obligations applicable to such physician and the services he or she provides to us through Cartesian. Failure to abide by the applicable terms of the PSA subjects a physician to certain immediate termination provisions under the terms of his or her employment agreement with Cartesian, thereby ensuring that Cartesian is capable of providing services to us that are in compliance with its obligations under the PSA. Each physician is entitled to standard Cartesian employee benefits and the opportunity to be granted options to purchase shares of our common stock.

        Our PSA with Cartesian provides for a one-year term that is automatically renewed on a yearly basis. During the term of the PSA, Cartesian is obligated to seek our approval before it provides similar medical services to other laboratories, hospitals or healthcare facilities. We are not obligated to approve the provision of services by Cartesian to others, and any such approval is subject to a good faith determination by us that Cartesian's provision of such services does not interfere with Cartesian's obligations under the PSA or interfere with or negatively impact our business. In addition to a limited number of special and automatic termination provisions, we may terminate the PSA at any time on 60 days' prior written notice to Cartesian and either party may terminate the PSA upon the other party's uncured material breach. For a period of two years after the termination of the PSA, Cartesian has agreed not to solicit, recruit or otherwise induce any of our employees or independent contractors to discontinue their relationship with us.

        Pursuant to the terms of the PSA, Cartesian is solely and exclusively in control of all aspects of the practice of medicine and the provision of medical services to us. The PSA requires that Cartesian and the physicians provide quality services to us. If the physicians fail to provide quality services, we have the ability to terminate the PSA for material breach by Cartesian. This mechanism allows us to ensure that Cartesian and the physicians provide services in accordance with our quality control program. Because we are not a California professional corporation, we are prohibited from exercising the control exerted by Cartesian over the physicians. To the best of our knowledge, none of the state medical boards or courts in jurisdictions in which we provide our specialized diagnostic services has taken the position that arrangements such as that which exists between Cartesian and us violate the corporate practice of medicine prohibitions. Any such determination would be fact-specific and based upon the facts and circumstances of the particular situation.

        Our medical director, Bashar Dabbas, M.D., is Cartesian's sole shareholder. Dr. Dabbas controls, supervises, and is responsible for, the work performed by the hempaths employed by Cartesian. We have entered into a medical director agreement with Dr. Dabbas, pursuant to which Dr. Dabbas serves as a consultant to us providing specified administrative services, including general administration of the day-to-day operations of our laboratory facility and other related administrative functions. Dr. Dabbas is obligated to provide at least 12 hours of these services per month for a fee of $2,000 per month. He has agreed not to compete against us in certain geographic areas during the term of the agreement and not to solicit our employees or independent contractors during the term of the agreement and for 12 months thereafter. The initial term of his medical director agreement is three years beginning on January 1, 2006 and it automatically renews for successive one-year periods unless earlier terminated. We may terminate his agreement at any time upon 60 days' prior written notice or immediately upon certain breaches of the agreement or other events. Either party may terminate the agreement upon the other party's uncured material breach. We and Cartesian have also entered into a succession agreement with Dr. Dabbas pursuant to which Dr. Dabbas' shares in Cartesian are transferred to a successor medical director or other designee of our choosing: upon Dr. Dabbas' death, permanent disability or incompetence, as determined by us; if any of the shares are transferred to a person who is not the medical director; or in the event Dr. Dabbas ceases to be: (1) duly licensed to practice medicine under the laws of the State of California; (2) in good standing with the Medical Board of California; or (3) the medical director for any reason under his medical director agreement.

Properties

        We lease approximately 62,000 square feet of laboratory and office space in Carlsbad, California, under a lease agreement that expires in 2012. In addition, we lease approximately 12,000 square feet of office space in Carlsbad, California, under a lease agreement that expires in 2010, excluding three one-year extension options we hold with respect to such facility. We believe that our current facilities are adequate for our needs for the immediate future and that, should it be needed, suitable additional space will be available to accommodate expansion of our operations on commercially reasonable terms. In 2008, we intend to expand our current laboratory capacity by building out unimproved areas within our existing facility.

MANAGEMENT

Executive Officers and Directors

        The following table sets forth information regarding our executive officers and directors as of January 31, 2008:

Name	Age	Position
Executive Officers and Directors
Tina Nova Bennett, Ph.D.	54	President and Chief Executive Officer and Director
Samuel D. Riccitelli	48	Executive Vice President and Chief Operating Officer
Douglas A. Schuling	47	Senior Vice President and Chief Financial Officer
Christian V. Kuhlen, M.D., Esq.	35	Vice President, General Counsel and Corporate Secretary
Andrew E. Senyei, M.D.(1)(2)	57	Director and Chairman of the Board
Timothy M. Buono(3)(4)	42	Director
Robert E. Curry, Ph.D.(3)(4)	61	Director
Michael A. Henos(1)	58	Director
Arda M. Minocherhomjee, Ph.D.(1)(2)	54	Director
Stephen L. Spotts(4)	52	Director
Thomas A. Waltz, M.D.(2)(3)	74	Director

(1)
Member of the compensation committee.

(2)
Member of the corporate governance and nominating committee.

(3)
Member of the audit committee.

(4)
Member of the compliance committee.

Executive Officers and Directors

        Tina Nova Bennett, Ph.D. has served as our president and chief executive officer, and a member of our board of directors, since March 2000. From 1994 to January 2000, Dr. Nova Bennett served as chief operating officer and president of Nanogen, Inc., a provider of molecular diagnostic tests, where she was a co-founder. From 1992 to 1994, Dr. Nova Bennett served as chief operating officer of Selective Genetics, a targeted therapy biotechnology company. She currently serves as a member of the board of directors of Arena Pharmaceuticals, Inc. and Cypress Bioscience, Inc., both publicly held clinical-stage biopharmaceutical companies. She also serves on the board of trustees of the University of San Diego and is a life science sector representative to the Independent Citizen's Oversight Committee overseeing the California Stem Cell Initiative (Proposition 71). Dr. Nova Bennett holds a B.S. degree in biological sciences from the University of California, Irvine and a Ph.D. in biochemistry from the University of California, Riverside.

        Samuel D. Riccitelli has served as our executive vice president and chief operating officer since October 2001. From 1995 to 2001, Mr. Riccitelli served in a number of positions for Becton, Dickinson and Company, a global medical technology company, including most recently as vice president & general manager and as a board member for BD Ventures, L.L.C., a venture capital fund. From 1989 to 1994, he served in a number of positions for the FOxS Division of Puritan-Bennett Corporation, a medical device company, including most recently as general manager. Mr. Riccitelli holds a B.A. in biology from Washington and Jefferson College and a M.S. Eng. degree in mechanical & biomedical engineering from The University of Texas.

        Douglas A. Schuling has served as our senior vice president and chief financial officer since April 1999. From 1997 to March 1999, Mr. Schuling held the position of chief financial and operating officer for Point-of-Care Systems, a venture capital backed clinical information systems company. From 1985 to 1997, Mr. Schuling held various positions at Nellcor Puritan Bennett, a research, development and manufacturing company, specializing in medical equipment and supplies, most recently as Hospital Group Controller. Mr. Schuling received his B.S. degree in accounting from Drake University.

        Christian V. Kuhlen, M.D., Esq. has served as our vice president, general counsel and corporate secretary since September 2007. Prior to joining Genoptix, Dr. Kuhlen was an attorney in private practice as an associate with Cooley Godward Kronish LLP from October 2004 to September 2007. Between August 1997 and May 2004, Dr. Kuhlen was a full-time graduate student. From October 1995 to July 1997, Dr. Kuhlen was a research assistant at The Scripps Research Institute in La Jolla, California, where he studied the pathogenesis of the hepatitis B and hepatitis C viruses. He holds a B.S. in biochemistry and cell biology and a B.A. in economics from the University of California, San Diego and a J.D. and M.D. from the University of Southern California.

        Andrew E. Senyei, M.D. has served on our board of directors as chairman of the board since April 2000. Dr. Senyei has been a managing director and a general partner of Enterprise Partners, a venture capital firm, since 1987. Dr. Senyei was a founder of Molecular Biosystems and, prior to joining Enterprise Partners, was a practicing clinician and adjunct associate professor of obstetrics, gynecology and pediatrics at the University of California, Irvine. He serves on the boards of directors of numerous private healthcare companies. Dr. Senyei obtained his M.D. from Northwestern University and residency training at the University of California Irvine, Medical Center.

        Timothy M. Buono has served on our board of directors since March 2000. Since 1997, Mr. Buono has been a vice-president of Tullis-Dickerson & Co., Inc., a healthcare focused venture capital firm, and a partner in the general partner entities of its sponsored venture capital funds. From 1994 to 1997, he served as senior vice president, business development, for Health Partners, Inc., a healthcare services company. From 1993 to 1994, Mr. Buono served as director, business development, for Occupational Health Resources, Inc., a healthcare services company. From 1990 to 1993, Mr. Buono served as an associate of Tullis-Dickerson & Co., Inc. From 1988 to 1990, Mr. Buono was a financial and operations analyst for Shaffer-Clarke. Mr. Buono is a director of a number of privately-held companies. He received his B.A. in Economics from Connecticut College in 1988, and completed an Executive Program at Columbia University's Graduate School of Business in 2003.

        Robert E. Curry, Ph.D. has served on our board of directors since February 2002. Since July 2002, Dr. Curry has served as a venture partner at Alliance Technology Ventures, L.P., based in Atlanta, Georgia. From July 2001 to July 2002, Dr. Curry was engaged as a consultant to DLJ Capital Corporation, a wholly-owned subsidiary of Credit Suisse First Boston (USA), Inc., or CSFB. He joined the Sprout Group, or Sprout, a submanager of various venture capital funds within the CSFB organization, as a general partner in May 1991. Prior to joining Sprout, Dr. Curry served in various capacities with Merrill Lynch R&D Management and Merrill Lynch Venture Capital from 1984, including as president of both organizations from January 1990 to May 1991. Previously, Dr. Curry was a vice president of Becton, Dickinson and Company, a pharmaceutical company, from May 1980 to July 1984, and General Manager of the Diagnostics Systems Division of Bio-Rad Laboratories Inc., a clinical diagnostic and life sciences research company, from August 1976 to May 1980. He currently is a director of numerous privately-held companies as well as the chairman of the board and a trustee of Keck Graduate Institute, a not-for-profit organization. He is also currently the acting chief executive Officer of SensysMedical, Inc. Dr. Curry received a B.S. from the University of Illinois, and a M.S. and Ph.D. in chemistry from Purdue University.

        Michael A. Henos has served on our board of directors since 2001. From 1993 to the present, Mr. Henos has served as managing general partner of Alliance Technology Ventures, L.P., based in

Atlanta, Georgia. Mr. Henos served as a general partner of Aspen Ventures, an early stage venture capital partnership, from 1991 to 2001. Mr. Henos previously served as a vice president of 3i Ventures Corporation, the predecessor of Aspen Ventures, from 1986 to 1991. From 1984 to 1986, Mr. Henos served as a healthcare consultant with Ernst & Young, specializing in venture financing of startup medical technology companies. Before joining Ernst & Young, Mr. Henos served in a variety of operating management positions and co-founded and served as chief executive officer of ProMed Technologies, Inc. Mr. Henos is the chairman of the board of directors of both Inhibitex, Inc., a publicly held clinical stage biopharmaceutical company, and AtheroGenics, Inc., a publicly held biopharmaceutical company. Mr. Henos received his B.S. and MBA from the University of California, Los Angeles.

        Arda M. Minocherhomjee, Ph.D. has served on our board of directors since July 2005. He is currently a partner of Chicago Growth Partners, a private equity firm. From 1992 to October 2004, Dr. Minocherhomjee served in various capacities for William Blair & Company, L.L.C., an investment firm affiliated with certain holders of our capital stock, including, most recently, as a principal. Since September 1998, Dr. Minocherhomjee has also served as a managing member of William Blair Capital Partners, an affiliate of William Blair & Company, L.L.C. He currently serves on the board of directors of CryoCor, Inc., a publicly held medical device company, as well as several privately-held pharmaceutical and medical device companies. Dr. Minocherhomjee received a master's degree in pharmacology from the University of Toronto and a Ph.D. and an M.B.A. from the University of British Columbia, and was a post-doctoral fellow in pharmacology at the University of Washington Medical School.

        Stephen L. Spotts has served on our board of directors since February 2005. Since April 2007, he has served as chief executive officer and managing member of ProTom International, LLC, a company focused on advanced cancer treatments. From April 2000 to January 2006, he served as president and chief executive officer of Pathology Partners and previously served as its chief development officer from 1999 to 2000. From 1996 through 1999, Mr. Spotts served as the president of the Hospital Services Group for Mariner Post-Acute Network. Prior to joining Mariner, Mr. Spotts served as director of development of Marriott Healthcare Services and as vice president of Valley Management Services. He received his bachelor of business administration degree from the University of Mississippi.

        Thomas A. Waltz, M.D. has served on our board of directors since 1999. Currently, Dr. Waltz is a neurosurgeon and is senior consultant in neurosurgery of the Scripps Clinic in La Jolla, California. Dr. Waltz was chairman and chief executive officer of the Scripps Clinic from 1991 to 2000 and president of the Scripps Clinic Medical Group from 1990 to 2000. In addition to his current clinical practice, he is on the board of directors of The Doctors Company, a mutual insurance company, and the Premera Blue Cross of Washington and Alaska, a not-for-profit Blue Cross medical insurance provider. Dr. Waltz received his undergraduate degree from the University of Cincinnati, his M.D. from Vanderbilt University, and his neurosurgical training at Baylor College of Medicine in Houston. He also had training in neurology at The National Hospital for Neurological Diseases in London, England and neuropathology at Oxford University.

Board Composition

        Our business and affairs are organized under the direction of our board of directors, which currently consists of eight members. The primary responsibilities of our board of directors are to provide oversight, strategic guidance, counseling and direction to our management. Our board of directors meets on a regular basis and additionally as required. Written board materials are distributed in advance of meetings as a general rule, and our board of directors schedules meetings with and presentations from members of our senior management on a regular basis and as required.

        Our board of directors has determined that seven of our eight directors, Timothy M. Buono, Robert E. Curry, Ph.D., Michael Henos, Arda M. Minocherhomjee, Ph.D., Andrew E. Senyei, M.D., Stephen L. Spotts and Thomas A. Waltz, M.D., are independent directors, as defined by Rule 4200(a)(15) of the National Association of Securities Dealers.

        Our board of directors is divided into three classes, as follows:

  •
  Class I, which consists of Michael A. Henos, Tina Nova Bennett, Ph.D. and Stephen L. Spotts, and whose terms will expire at our annual meeting of stockholders to be held in 2008;

  •
  Class II, which consists of Arda M. Minocherhomjee, Ph.D. and Thomas A. Waltz, M.D., and whose terms will expire at our annual meeting of stockholders to be held in 2009; and

  •
  Class III, which consists of Timothy M. Buono, Robert E. Curry, Ph.D. and Andrew E. Senyei, M.D., and whose terms will expire at our annual meeting of stockholders to be held in 2010.

        At each annual meeting of stockholders, the successors to directors whose terms then expire will serve until the third annual meeting following their election and until their successors are duly elected and qualified. The authorized size of our board is currently nine members. The authorized number of directors may be changed only by resolution of the board of directors, subject to the rights of any holders of preferred stock. Any additional directorships resulting from an increase in the number of directors will be distributed between the three classes so that, as nearly as possible, each class will consist of one-third of the directors. This classification of the board of directors may have the effect of delaying or preventing changes in our control or management. Our directors may be removed for cause by the affirmative vote of the holders of at least 66 2/3% of our voting stock.

Board Committees

        Our board of directors has established an audit committee, a compensation committee and a corporate governance and nominating committee in accordance with SEC and NASDAQ requirements. In addition, we have established a compliance committee of the board of directors.

Audit Committee

        Our audit committee consists of Timothy M. Buono, Robert E. Curry, Ph.D. and Thomas A. Waltz, M.D. Our board of directors has determined that each of the members of our audit committee satisfies the NASDAQ and SEC independence requirements. Mr. Buono serves as the chair of our audit committee. The functions of this committee include, among other things:

  •
  evaluating the performance, independence and qualifications of our independent auditors and determining whether to retain our existing independent auditors or engage new independent auditors;

  •
  reviewing and approving the engagement of our independent auditors to perform audit services and any permissible non-audit services;

  •
  monitoring the rotation of partners of our independent auditors on our engagement team as required by law;

  •
  reviewing our annual and quarterly consolidated financial statements and reports and discussing the statements and reports with our independent auditors and management;

  •
  reviewing with our independent auditors and management significant issues that arise regarding accounting principles and consolidated financial statement presentation, and matters concerning the scope, adequacy and effectiveness of our financial controls;

  •
  reviewing with management and our auditors any earnings announcements and other public announcements regarding material developments;

  •
  establishing procedures for the receipt, retention and treatment of complaints received by us regarding financial controls, accounting or auditing matters and other matters;

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  preparing the report that the SEC requires in our annual proxy statement;

  •
  reviewing and providing oversight with respect to any related party transactions;

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  reviewing reports from management, our auditors and our compliance committee regarding our procedures to monitor and ensure compliance with our legal and regulatory responsibilities, our code of business conduct and ethics and our compliance with legal and regulatory requirements;

  •
  reviewing our investment policy on a periodic basis; and

  •
  reviewing and evaluating, at least annually, the performance of the audit committee and its members, including compliance of the audit committee with its charter.

        Our board of directors has determined Mr. Buono qualifies as an audit committee financial expert within the meaning of SEC regulations and the NASDAQ Marketplace Rules. In making this determination, our board has considered the formal education and nature and scope of Mr. Buono's previous experience, coupled with his past and present service on various audit committees. Both our independent registered public accounting firm and management periodically meet privately with our audit committee.

Compensation Committee

        Our compensation committee consists of Michael A. Henos, Arda M. Minocherhomjee, Ph.D. and Andrew E. Senyei, M.D. Mr. Henos serves as the chair of our compensation committee. Each member of our compensation committee is a non-employee director, as defined in Rule 16b-3 promulgated under the Securities Exchange Act of 1934, as amended, or the Exchange Act, is an outside director, as defined pursuant to Section 162(m) of the Code and satisfies the NASDAQ independence requirements. The functions of this committee include, among other things:

  •
  reviewing and approving the compensation and other terms of employment of our executive officers;

  •
  reviewing and approving performance goals and objectives relevant to the compensation of our executive officers and assessing their performance against these goals and objectives;

  •
  evaluating and approving the equity incentive plans, compensation plans and similar programs advisable for us, as well as modification or termination of existing plans and programs;

  •
  evaluating and approving the type and amount of compensation to be paid or awarded to board members;

  •
  administering our equity incentive plans;

  •
  establishing policies with respect to equity compensation arrangements;

  •
  reviewing the competitiveness of our executive compensation programs and evaluating the effectiveness of our compensation policy and strategy in achieving expected benefits to us;

  •
  reviewing and approving the terms of any employment agreements, severance arrangements, change in control protections and any other compensatory arrangements for our executive officers;

  •
  reviewing with management our disclosures under the caption "Compensation Discussion and Analysis" and recommending to the full board its inclusion in our periodic reports to be filed with the SEC;

  •
  preparing the report that the SEC requires in our annual proxy statement;

  •
  reviewing the adequacy of our compensation committee charter on a periodic basis; and

  •
  reviewing and evaluating, at least annually, the performance of the compensation committee.

Corporate Governance and Nominating Committee

        Our corporate governance and nominating committee consists of Arda M. Minocherhomjee, Ph.D., Andrew E. Senyei, M.D. and Thomas A. Waltz, M.D. Our board of directors has determined that each of the members of this committee satisfies the NASDAQ independence requirements. Dr. Minocherhomjee serves as the chair of our corporate governance and nominating committee. The functions of this committee include, among other things:

  •
  identifying, reviewing and evaluating candidates to serve on our board of directors consistent with criteria approved by our board of directors;

  •
  determining the minimum qualifications for service on our board of directors;

  •
  evaluating director performance on the board and applicable committees of the board and determining whether continued service on our board is appropriate;

  •
  interviewing, evaluating, nominating and recommending individuals for membership on our board of directors;

  •
  assisting the members of our compensation committee in reviewing and recommending to our board of directors the compensation arrangements for our non-employee directors;

  •
  evaluating nominations by stockholders of candidates for election to our board;

  •
  considering and assessing the independence of members of our board of directors;

  •
  developing, as appropriate, a set of corporate governance policies and principles, including a code of business conduct and ethics and reviewing and recommending to our board of directors any changes to such policies and principles;

  •
  considering questions of possible conflicts of interest of directors as such questions arise;

  •
  reviewing the adequacy of its charter on an annual basis; and

  •
  evaluating, at least annually, the performance of the nominating and corporate governance committee.

Compliance Committee

        Our compliance committee consists of Timothy M. Buono, Robert E. Curry, Ph.D. and Stephen L. Spotts. Mr. Spotts serves as the chair of our compliance committee. The functions of this committee include, among other things:

  •
  overseeing, monitoring, and evaluating our compliance with all regulatory obligations (with the exception of obligations relating to tax and securities-related laws);

  •
  reviewing our applicable standards, policies, and procedures with a focus on (1) our efforts towards continuous improvement in the quality of our laboratory and other healthcare-related services that we provide, and (2) our effort to be honest and ethical with laws governing (a) financial relationships between us and physician customers or other potential sources of referrals (e.g., anti-kickback and anti-referral laws), (b) Medicare reimbursement, and (c) conflicts of interest;

  •
  reviewing our efforts relating to employee education of regulatory and compliance requirements;

  •
  appointing, overseeing, and reviewing the activities of our chief compliance officer and reviewing periodic reports from our chief compliance officer;

  •
  meeting and reporting to our board of directors at least twice annually; and

  •
  recommending such actions or measures be adopted by the board of directors as it deems appropriate to improve the effectiveness of our compliance program.

Limitation of Liability and Indemnification

        Our amended and restated certificate of incorporation limits the liability of directors to the maximum extent permitted by Delaware law. Delaware law provides that directors of a corporation will not be personally liable for monetary damages for breach of their fiduciary duties as directors, except for liability for any:

  •
  breach of their duty of loyalty to the corporation or its stockholders;

  •
  act or omission not in good faith or that involves intentional misconduct or a knowing violation of law;

  •
  unlawful payment of dividends or redemption of shares; or

  •
  transaction from which the directors derived an improper personal benefit.

        These limitations of liability do not apply to liabilities arising under federal securities laws and do not affect the availability of equitable remedies such as injunctive relief or rescission.

        Our amended and restated bylaws provide that we will indemnify our directors and officers, and may indemnify employees and other agents, to the fullest extent permitted by law. Our amended and restated bylaws also permit us to secure insurance on behalf of any officer, director, employee or other agent for any liability arising out of his or her actions in connection with their services to us, regardless of whether our amended and restated bylaws permit such indemnification. We have obtained a policy of directors' and officers' liability insurance.

        We have entered, and intend to continue to enter, into separate indemnification agreements with our directors and executive officers, in addition to the indemnification provided for in our amended and restated bylaws. These agreements, among other things, require us to indemnify our directors and executive officers for certain expenses, including attorneys' fees, judgments, fines and settlement amounts incurred by a director or executive officer in any action or proceeding arising out of their services as one of our directors or executive officers, or any of our subsidiaries or any other company or enterprise to which the person provides services at our request.

        At present, there is no pending litigation or proceeding involving any of our directors or executive officers as to which indemnification is required or permitted, and we are not aware of any threatened litigation or proceeding that may result in a claim for indemnification.

        Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, executive officers or persons controlling us, we have been informed that in the opinion of the SEC such indemnification is against public policy as expressed in the Securities Act and is therefore unenforceable.

PRINCIPAL AND SELLING STOCKHOLDERS

        The following table sets forth information regarding beneficial ownership of our capital stock by:

  •
  each person, or group of affiliated persons, known by us to beneficially own more than 5% of our common stock;

  •
  each of our directors;

  •
  each of our executive officers;

  •
  all of our directors and executive officers as a group; and

  •
  each of the selling stockholders, including certain members of our management.

        The percentage ownership information shown in the table is based upon 16,100,860 shares of common stock outstanding as of January 31, 2008.

        Information with respect to beneficial ownership has been furnished by each director, officer or beneficial owner of more than 5% of our common stock. We have determined beneficial ownership in accordance with the rules of the SEC. These rules generally attribute beneficial ownership of securities to persons who possess sole or shared voting power or investment power with respect to those securities. In addition, the rules include shares of common stock issuable pursuant to the exercise of stock options or warrants that are either immediately exercisable or exercisable on or before March 31, 2008, which is 60 days after January 31, 2008. These shares are deemed to be outstanding and beneficially owned by the person holding those options or warrants for the purpose of computing the percentage ownership of that person, but they are not treated as outstanding for the purpose of computing the percentage ownership of any other person. All of the options in this table are exercisable at any time but, if exercised, are subject to a lapsing right of repurchase until the options are fully vested. This repurchase right permits us to repurchase any unvested shares from the applicable executive officer or director at the exercise price paid by such executive officer or director for the repurchased shares. Unless otherwise indicated, the persons or entities identified in this table have sole voting and investment power with respect to all shares shown as beneficially owned by them, subject to applicable community property laws.

        Except as otherwise noted below, the selling stockholders have represented to us that they are not, nor are they affiliated with, a registered broker-dealer.

        In addition, except as otherwise noted below, the address for each person or entity listed in the table is c/o Genoptix, Inc., 2110 Rutherford Road, Carlsbad, CA 92008.

				Percentage of shares beneficially owned
	Number of shares beneficially owned before offering		Number of shares beneficially owned after the offering
		Number of shares to be sold in the offering(1)
Name and address of beneficial owner				Before offering	After offering
5% or greater stockholders
Enterprise Partners V, L.P.(2). 2223 Avenida de la Playa, Suite 300 La Jolla, California 92037	3,187,136	1,269,351	1,917,785	19.8%	11.9%
Chicago Growth Partners, LP(3) 303 West Madison Street, Suite 2500 Chicago, Illinois 60606	1,205,288	480,035	725,253	7.5%	4.5%
William Blair Capital Partners VII QP, L.P. and its affiliates(4) 303 West Madison Street, Suite 2500 Chicago, Illinois 60606	1,205,287	480,035	725,252	7.5%	4.5%

Alliance Technology Ventures III, L.P. and its affiliate(5) 2400 Lakeview Parkway, Suite 675 Alpharetta, Georgia 30004	2,319,627	923,847	1,395,780	14.4%	8.7%
Tullis-Dickerson Capital Focus II, L.P. and its affiliates(6) Two Greenwich Plaza, Fourth Floor Greenwich, Connecticut 06830	1,055,920	420,546	635,374	6.6%	3.9%
Directors and executive officers
Andrew E. Senyei, M.D.(2)	3,187,136	1,269,351	1,917,785	19.8%	11.9%
Arda M. Minocherhomjee, Ph.D.(3)(4)	2,410,575	960,070	1,450,505	15.0%	9.0%
Michael Henos(5)	2,319,627	923,847	1,395,780	14.4%	8.7%
Timothy M. Buono(6)	1,055,920	420,546	635,374	6.6%	3.9%
Tina Nova Bennett, Ph.D.(7)	591,057	118,212	472,845	3.5%	2.8%
Samuel D. Riccitelli(8)	263,016	52,604	210,412	1.6%	1.3%
Douglas A. Schuling(9)	203,759	40,752	163,007	1.2%	*
Thomas A. Waltz, M.D.(10)	58,905	9,297	49,608	*	*
Robert E. Curry, Ph.D.(11)	35,562	—	35,562	*	*
Stephen L. Spotts(12)	35,563	—	35,563	*	*
Christian V. Kuhlen, M.D., Esq.	—	—	—	*	*
All executive officers and directors as a group (11 persons)(13)	10,161,120	3,794,679	6,366,441	58.9%	36.9%
Other selling stockholders
Excelsior Venture Partners III, LLC(14) 225 High Ridge Road, West Building Stamford, Connecticut 06905	714,870	284,714	430,156	4.4%	2.7%
Lotus BioScience Investment Holdings Limited(15) 10th Floor, Central Building 3 Pedder Street, Central, Hong Kong	231,369	80,000	151,369	1.4%	*
Greene Family Trust(16) 6336 Calle Del Alcazar P.O. Box 8984 Rancho Santa Fe, California 92067	23,229	4,646	18,583	*	*
Pete Hronis(17) 10417 Hronis Avenue Delano, California 93215	14,498	5,774	8,724	*	*
Comerica Incorporated(18) 500 Woodward Avenue, 32nd Floor, MC 3379 Detroit, Michigan 48226	75,794	30,187	45,607	*	*

*
Represents beneficial ownership of less than 1%.

(1)
If the underwriters exercise their option to purchase additional shares in full, the following stockholders will sell a total of 630,000 additional shares in the offering as follows: Enterprise Partners V, L.P., 200,501; Chicago Growth Partners, LP, 75,825; William Blair Capital Partners VII QP, L.P., 69,333; William Blair Capital Partners VII, L.P., 2,672; Alliance Technology Ventures III, L.P., 136,263; ATV III Affiliates, L.P., 2,314; Tullis-Dickerson Capital Focus II, L.P., 16,715; TD Lighthouse Capital Fund, L.P., 25,846; TD Javelin Capital Fund II, L.P., 20,521; Thomas A. Waltz, M.D. (through Thomas and Nell Waltz Family L.P.), 1,469; Excelsior Venture Partners III, LLC, 44,973; Lotus BioScience Investment Holdings Limited, 12,637; Greene Family Trust, 734; Pete Hronis, 912; and Comerica Incorporated, 4,768.

(2)
Andrew E. Senyei, M.D., Carl J. Eibl and Robert W. Conn are managing directors of Enterprise Management Partners V, L.L.C., the general partner of Enterprise Partners V, L.P. Dr. Senyei has voting and investment power with respect to the shares held by Enterprise Partners V, L.P. Dr. Senyei disclaims beneficial ownership over the shares held by

  Enterprise Partners V, L.P., except to the extent of his pecuniary interest therein. The shares to be sold in the offering by the selling stockholder were acquired in August 2001, July 2003 and September 2003 at a price per share of $6.32, $4.24 and $4.24, respectively.

(3)
Chicago Growth Management, LLC is the general partner of Chicago Growth Management, L.P., the general partner of Chicago Growth Partners, LP. Arda M. Minocherhomjee, Ph.D., Robert D. Blank, David G. Chandler, Robert P. Healy and Timothy M. Murray are managing directors of Chicago Growth Management, LLC and have voting and investment power with respect to these shares. Dr. Minocherhomjee and Messrs. Blank, Chandler, Healy and Murray disclaim beneficial ownership over the shares held by Chicago Growth Partners, L.P., except to the extent of their pecuniary interest therein. The shares to be sold in the offering by the selling stockholder were acquired in August 2005 at a price per share of $3.01.

(4)
Includes 1,160,559 shares of common stock held by William Blair Capital Partners VII QP, L.P., of which 462,221 are to be sold in the offering, and 44,728 shares of common stock held by William Blair Capital Partners VII, L.P., of which 17,814 are to be sold in the offering. William Blair Capital Management VII, LLC is the general partner of William Blair Capital Management VII, L.P., the general partner of William Blair Capital Partners VII QP, L.P. and William Blair Capital Partners VII, L.P. Arda M. Minocherhomjee, Ph.D., Robert D. Blank, Timothy Burke, David G. Chandler, John Ettelson, Robert P. Healy and Timothy M. Murray are managing directors of William Blair Capital Management VII, LLC and have voting and investment power with respect to these shares. Dr. Minocherhomjee and Messrs. Blank, Burke, Chandler, Ettelson, Healy and Murray disclaim beneficial ownership over the shares held by William Blair Capital Partners VII QP, L.P. and William Blair Capital Partners VII, L.P., except to the extent of their pecuniary interest therein. In addition, William Blair Capital Partners VII QP, L.P. disclaims beneficial ownership over the shares held by William Blair Capital Partners VII, L.P., and vice versa. William Blair Capital Partners VII QP, L.P. and William Blair Capital Partners VII, L.P. are affiliates of a registered broker-dealer. William Blair Capital Partners VII QP, L.P. and William Blair Capital Partners VII, L.P. have represented to us that the shares held by them were purchased in the ordinary course of business and that at the time of purchase of the shares held by them, they did not have any agreements or understandings, directly or indirectly, with any person to distribute the shares held by them. The shares to be sold in the offering by the selling stockholders were acquired in August 2005 at a price per share of $3.01.

(5)
Includes 2,280,891 shares of common stock held by Alliance Technology Ventures III, L.P., of which 908,419 are to be sold in the offering, and 38,736 shares of common stock held by ATV III Affiliates, L.P., of which 15,428 are to be sold in the offering. Michael Henos, Michael Slawson and J. Connor Seabrook are managers of ATV III Partners, LLC, the general partner of Alliance Technology Ventures III, L.P. and ATV III Affiliates, L.P. and have shared voting and investment power with respect to the shares held by Alliance Technology Ventures III, L.P. and ATV III Affiliates, L.P. Messrs. Henos, Slawson and Seabrook disclaim beneficial ownership over the shares held by Alliance Technology Ventures III, L.P. and ATV III Affiliates, L.P., except to the extent of their pecuniary interest therein. The shares to be sold in the offering by the selling stockholders were acquired by both of them in August 2001, November 2001, December 2001 and May 2005 at a price per share of $6.32, $6.32, $6.32 and $3.01, respectively.

(6)
Includes 343,504 shares of common stock held by TD Javelin Capital Fund II, L.P., of which 136,809 are to be sold in the offering, 432,629 shares of common stock held by TD Lighthouse Capital Fund, L.P., of which 172,305 are to be sold in the offering, and 279,787 shares of common stock held by Tullis-Dickerson Capital Focus II, L.P., of which 111,432 are to be sold in the offering. TD Javelin Capital Fund II, L.P. and TD Lighthouse Capital Fund, L.P. are managed by TD II Regional Partners, Inc. Tullis-Dickerson Capital Focus II, L.P. is managed by Tullis-Dickerson Partners II, L.L.C. Timothy M. Buono, Joan P. Neuscheler, James L. L. Tullis, Thomas P. Dickerson and Lyle A. Hohnke share the voting and/or dispositive power over all such shares. Mr. Buono disclaims beneficial ownership of the shares, except to the extent of his pecuniary interest therein. The shares to be sold in the offering by the selling stockholders were acquired by the three of them in August 2001 and August 2004 at a price per share of $6.32 and $4.24, respectively.

(7)
Includes 670 shares held by Dr. Nova Bennett and 590,387 shares that Dr. Nova Bennett has the right to acquire from us within 60 days after January 31, 2008 pursuant to the exercise of stock options, 124,128 of which would be initially unvested and subject to a right of repurchase by us as of March 31, 2008 that would lapse over the vesting schedule. A portion of the shares to be sold in the offering by the selling stockholder were acquired in March 2002 at a price per share of $14.25. The remainder of the shares to be sold in the offering by the selling stockholder are being acquired in connection with the offering upon the exercise of outstanding options at a weighted average exercise price per share of approximately $0.57.

(8)
Represents 263,016 shares that Mr. Riccitelli has the right to acquire from us within 60 days after January 31, 2008 pursuant to the exercise of stock options, 54,791 of which would be initially unvested and subject to a right of repurchase by us as of March 31, 2008 that would lapse over the vesting schedule. The shares to be sold in the offering by the selling stockholder are being acquired in connection with the offering upon the exercise of outstanding options at a weighted average exercise price per share of approximately $0.55.

(9)
Includes 42 shares held by Mr. Schuling and 203,717 shares that Mr. Schuling has the right to acquire from us within 60 days after January 31, 2008 pursuant to the exercise of stock options, 40,548 of which would be initially unvested and subject to a right of repurchase by us as of March 31, 2008 that would lapse over the vesting schedule. A portion of the shares to be sold in the offering by the selling stockholder were acquired in April 1999 at a price per share of $237.50. The remainder of the shares to be sold in the offering by the selling stockholder are being acquired in connection with the offering upon the exercise of outstanding options at a weighted average exercise price per share of approximately $0.60.

(10)
Includes 23,343 shares held by Thomas and Nell Waltz Family L.P., of which 9,297 are to be sold in the offering, and 35,562 shares that Dr. Waltz has the right to acquire from us within 60 days after January 31, 2008 pursuant to the exercise of stock options, 4,945 of which would be initially unvested and subject to a right of repurchase by us as of March 31, 2008 that would lapse over the vesting schedule. The shares to be sold in the offering by Thomas & Nell Waltz Family L.P., the selling stockholder, were acquired in October 2001, July 2003 and September 2003 at a price per share of $6.32, $4.24 and $4.24, respectively.

(11)
Represents 35,562 shares that Dr. Curry has the right to acquire from us within 60 days after January 31, 2008 pursuant to the exercise of stock options, 4,945 of which would be initially unvested and subject to a right of repurchase by us as of March 31, 2008 that would lapse over the vesting schedule.

(12)
Represents 35,563 shares that Mr. Spotts has the right to acquire from us within 60 days after January 31, 2008 pursuant to the exercise of stock options, 9,895 of which would be initially unvested and subject to a right of repurchase by us as of March 31, 2008 that would lapse over the vesting schedule.

(13)
Includes 8,997,313 shares held by all executive officers and directors as a group and 1,163,807 shares that all executive officers and directors as a group have the right to acquire from us within 60 days after January 31, 2008 pursuant to the exercise of stock options, 239,252 of which would be initially unvested and subject to a right of repurchase by us as of March 31, 2008 that would lapse over the applicable vesting schedules.

(14)
UST Advisers, Inc. serves as the investment advisor to Excelsior Venture Partners III, LLC and is a direct, wholly owned subsidiary of United States Trust Company, N.A. United States Trust Company, N.A. was acquired by Bank of America Corporation on July 1, 2007. Bank of America Corporation is also the parent entity of one of our underwriters, Banc of America Securities LLC. Excelsior Venture Partners III, LLC is an investment company registered under the Investment Company Act of 1940, as amended. UST Advisors, Inc. is an affiliate of a registered broker-dealer. Excelsior Venture Partners III, LLC has represented to us that the shares held by it were purchased in the ordinary course of business and that at the time of purchase of the shares held by it, it did not have any agreements or understandings, directly or indirectly, with any person to distribute the shares held by it. The shares to be sold in the offering by the selling stockholder were acquired in December 2001, December 2001 and July 2003 at a price per share of $126.35, $6.32 and $4.24, respectively.

(15)
A six member board of directors has voting and investment power with respect to the shares held by Lotus BioScience Investment Holdings Limited and therefore no single member of the board has voting or investment authority. The shares to be sold in the offering by the selling stockholder were acquired in November 2001 and May 2003 at a price per share of $6.32 and $4.24, respectively.

(16)
Howard Greene, Jr. and Arline Greene have voting and investment power with respect to the shares held by Greene Family Trust. The shares to be sold in the offering by the selling stockholder were acquired in May 2005 at a price per share of $3.01.

(17)
The shares to be sold in the offering by the selling stockholder were acquired in December 2003, August 2004, January 2005 and May 2005 at a price per share of $4.24, $4.24, $4.24 and $3.01, respectively.

(18)
The shares to be sold in the offering by the selling stockholder are being acquired in connection with the offering upon the exercise of an outstanding warrant at an exercise price per share of $3.01. Comerica Incorporated is a publicly held entity. We are party to a loan agreement with Comerica Bank, an affiliate of Comerica Incorporated, as described in note 3 to our consolidated financial statements included elsewhere in this prospectus. Comerica Bank may also in the future provide lending and ancillary banking services to us from time to time for which it may in the future receive customary fees and expenses. Comerica Incorporated is an affiliate of a registered broker-dealer. Comerica Incorporated has represented to us that the warrant overlying its shares was acquired by it in the ordinary course of business and that at the time of its acquisition of such warrant, it did not have any agreements or understandings, directly or indirectly, with any person to distribute the warrant, or the shares underlying the warrant, held by it.

DESCRIPTION OF CAPITAL STOCK

        Our authorized capital stock consists of 100,000,000 shares of common stock, par value $0.001 per share, and 5,000,000 shares of preferred stock, par value $0.001 per share.

        The following is a summary of the rights of our common stock and preferred stock. This summary is not complete. For more detailed information, please see our amended and restated certificate of incorporation and amended and restated bylaws, which are filed as exhibits to the registration statement of which this prospectus is a part.

Common Stock

        Outstanding Shares.    As of January 31, 2008, there were 16,100,860 shares of common stock outstanding, held of record by 120 stockholders.

        As of January 31, 2008, there were 1,696,063 shares of common stock subject to outstanding options and RSUs, and 85,924 shares of common stock subject to outstanding warrants.

        Voting Rights.    Each holder of common stock is entitled to one vote for each share of common stock held on all matters submitted to a vote of the stockholders, including the election of directors. Our amended and restated certificate of incorporation and amended and restated bylaws do not provide for cumulative voting rights. Because of this, the holders of a majority of the shares of common stock entitled to vote in any election of directors can elect all of the directors standing for election, if they should so choose.

        Dividends.    Subject to preferences that may be applicable to any then outstanding preferred stock, the holders of our outstanding shares of common stock are entitled to receive dividends, if any, as may be declared from time to time by our board of directors out of legally available funds.

        Liquidation.    In the event of our liquidation, dissolution or winding up, holders of common stock will be entitled to share ratably in the net assets legally available for distribution to stockholders after the payment of all of our debts and other liabilities, subject to the satisfaction of any liquidation preference granted to the holders of any outstanding shares of preferred stock.

        Rights and Preferences.    Holders of our common stock have no preemptive, conversion or subscription rights, and there are no redemption or sinking fund provisions applicable to our common stock. The rights, preferences and privileges of the holders of common stock are subject to, and may be adversely affected by, the rights of the holders of shares of any series of our preferred stock that we may designate and issue in the future.

Preferred Stock

        On January 31, 2008, there were no shares of preferred stock outstanding. Under our amended and restated certificate of incorporation, our board of directors has the authority, without further action by the stockholders, to issue up to 5,000,000 shares of preferred stock in one or more series, to establish from time to time the number of shares to be included in each such series, to fix the rights, preferences and privileges of the shares of each wholly unissued series and any qualifications, limitations or restrictions thereon, and to increase or decrease the number of shares of any such series, but not below the number of shares of such series then outstanding.

        Our board of directors may authorize the issuance of preferred stock with voting or conversion rights that could adversely affect the voting power or other rights of the holders of the common stock. The issuance of preferred stock, while providing flexibility in connection with possible acquisitions and other corporate purposes, could, among other things, have the effect of delaying, deferring or preventing a change in our control that may otherwise benefit holders of our common stock and may adversely affect the market price of the common stock and the voting and other rights of the holders of common stock. We have no current plans to issue any shares of preferred stock.

Warrants

        As of January 31, 2008, there were 85,924 outstanding warrants to purchase an aggregate of our common stock, at a weighted average exercise price of $3.56.

        In April 2002, in connection with a loan and security agreement with General Electric Capital Corporation, we issued a warrant to purchase 39,189 shares of our Series B preferred stock. In connection with our Series B-2 preferred stock financing, this warrant was amended and restated to become a warrant to purchase 39,189 shares of our Series B-1 preferred stock. In August 2004 in connection with our Series 1-C preferred stock financing, this warrant was further amended and restated to become a warrant to purchase 39,189 shares of our Series 1-A preferred stock, at an initial exercise price of $1.33 per share. This warrant became exercisable for an aggregate of 8,250 shares of our common stock at an exercise price equal to $6.32 per share upon the completion of our IPO in November 2007.

        In July 2002, in connection with the same loan and security agreement with General Electric Capital Corporation, we issued a warrant to purchase 8,931 shares of our Series B preferred stock. In connection with our Series B-2 preferred stock financing, this warrant was amended and restated to become a warrant to purchase 8,931 shares of our Series B-1 preferred stock. In August 2004 in connection with our Series 1-C preferred stock financing, this warrant was further amended and restated to become a warrant to purchase 8,931 shares of our Series 1-A preferred stock, at an initial exercise price of $1.33 per share. This warrant became exercisable for an aggregate of 1,880 shares of our common stock at an exercise price equal to $6.32 per share upon the completion of our IPO in November 2007.

        In November 2002, in connection with a debt financing with Comerica Bank, we issued a warrant to purchase 12,000 shares of our Series B preferred stock. In connection with our Series B-2 preferred stock financing, this warrant was amended and restated to become a warrant to purchase 12,000 shares of our Series B-1 preferred stock. In August 2004 in connection with our Series 1-C preferred stock financing, this warrant was further amended and restated to become a warrant to purchase 12,000 shares of our Series 1-A preferred stock, at an initial exercise price of $1.33 per share. This warrant became exercisable for an aggregate of 2,526 shares of our common stock at an exercise price equal to $6.32 per share upon the completion of our IPO in November 2007.

        In March 2004, in connection with a debt financing with Comerica Bank, we issued a warrant to purchase 16,798 shares of Series B-2 preferred stock. In August 2004 in connection with our Series 1-C preferred stock financing, this warrant was amended and restated to become a warrant exercisable for 16,798 shares of Series 1-B preferred stock, at an initial exercise price of $0.893 per share. This warrant became exercisable for an aggregate of 3,536 shares of our common stock at an exercise price equal to $4.25 per share upon the completion of our IPO in November 2007.

        In May 2005, in connection with a debt financing with Comerica Bank, we issued a warrant to purchase 276,025 shares of our Series 1-D preferred stock, at an initial exercise price of $0.634 per share. This warrant became exercisable for an aggregate of 58,110 shares of our common stock at an exercise price equal to $3.02 per share upon the completion of our IPO in November 2007.

        In May 2006, in connection with a debt financing with Comerica Bank, we issued a warrant to purchase 55,205 shares of our Series 1-D preferred stock, at an initial exercise price of $0.634 per share. This warrant became exercisable for an aggregate of 11,622 shares of our common stock at an exercise price equal to $3.02 per share upon the completion of our IPO in November 2007.

        Each of these warrants has a net exercise provision under which its holder may, in lieu of payment of the exercise price in cash, surrender the warrant and receive a net amount of shares based on the fair market value of our common stock at the time of exercise of the warrant after deduction of the aggregate exercise price. Each of these warrants also contains provisions for the adjustment of the exercise price and the aggregate number of shares issuable upon the exercise of the warrant in the event of stock dividends, stock splits, reorganizations and reclassifications and consolidations.

        The holders of certain of these warrants are entitled to registration rights under our amended and restated investor rights agreement, as described in "—Registration Rights" below.

Registration Rights

        Under our amended and restated investor rights agreement, following the completion of this offering (assuming no exercise of the underwriters' option to purchase additional shares from the selling stockholders), the holders of 6,363,973 shares of common stock, and warrants to purchase up to 45,607 shares of common stock, have the right to require us to register their shares with the SEC so that those shares may be publicly resold, or to include their shares in any registration statement we file, subject to the lock-up agreements with the underwriters for our IPO and for this offering.

        Demand Registration Rights.    At any time beginning 90 days after we first gave notice of our intent to file this registration statement of which this prospectus forms a part, the holders of at least 30% of the shares having registration rights have the right to demand that we file one remaining registration statement. These registration rights are subject to specified conditions and limitations, including the right of the underwriters to limit the number of shares included in any such registration under certain circumstances. The selling stockholders have used one demand registration in connection with this offering.

        Form S-3 Registration Rights.    If we are eligible to file a registration statement on Form S-3, each holder of shares having registration rights has the right to demand that we file up to three registration statements for the holders on Form S-3 within a year of such request so long as the aggregate offering price, net of any underwriters' discounts or commissions, of securities to be sold under the registration statement on Form S-3 is at least $1,000,000, subject to specified exceptions, conditions and limitations.

        "Piggyback" Registration Rights.    If we register any securities for public sale, stockholders with registration rights will have the right to include their shares in the registration statement. The underwriters of any underwritten offering will have the right to limit the number of shares having registration rights to be included in the registration statement, but not below 25% of the total value of shares included in the registration statement, except for this offering in which the holders have waived any rights to be included.

        Expenses of Registration.    We will pay all expenses, other than underwriting discounts and commissions, relating to all demand registrations, Form S-3 registrations and piggyback registrations.

        Expiration of Registration Rights.    The registration rights described above will terminate upon the earlier of either four years following the completion of our initial public offering or, as to a given holder of registrable securities, when such holder of registrable securities can sell all of such holder's registrable securities pursuant to Rule 144 within a single 90-day period.

Delaware Anti-Takeover Law and Provisions of our Amended and Restated Certificate of Incorporation and Amended and Restated Bylaws

        Delaware Anti-Takeover Law.    We are subject to Section 203 of the Delaware General Corporation Law. Section 203 generally prohibits a public Delaware corporation from engaging in a "business combination" with an "interested stockholder" for a period of three years after the date of the transaction in which the person became an interested stockholder, unless:

  •
  prior to the date of the transaction, the board of directors of the corporation approved either the business combination or the transaction which resulted in the stockholder becoming an interested stockholder;

  •
  the interested stockholder owned at least 85% of the voting stock of the corporation outstanding at the time the transaction commenced, excluding for purposes of determining the number of shares outstanding (a) shares owned by persons who are directors and also officers and (b) shares owned by employee stock plans in which employee participants do not have the right to determine confidentially whether shares held subject to the plan will be tendered in a tender or exchange offer; or

  •
  on or subsequent to the date of the transaction, the business combination is approved by the board and authorized at an annual or special meeting of stockholders, and not by written consent, by the affirmative vote of at least 66 2/3% of the outstanding voting stock which is not owned by the interested stockholder.

        Section 203 defines a business combination to include:

  •
  any merger or consolidation involving the corporation and the interested stockholder;

  •
  any sale, transfer, pledge or other disposition involving the interested stockholder of 10% or more of the assets of the corporation;

  •
  subject to exceptions, any transaction that results in the issuance or transfer by the corporation of any stock of the corporation to the interested stockholder; and

  •
  the receipt by the interested stockholder of the benefit of any loans, advances, guarantees, pledges or other financial benefits provided by or through the corporation.

        In general, Section 203 defines an interested stockholder as any entity or person beneficially owning 15% or more of the outstanding voting stock of the corporation and any entity or person affiliated with or controlling or controlled by the entity or person.

        Amended and Restated Certificate of Incorporation and Amended and Restated Bylaws.    Provisions of our amended and restated certificate of incorporation and amended and restated bylaws may delay or discourage transactions involving an actual or potential change in our control or change in our management, including transactions in which stockholders might otherwise receive a premium for their shares or transactions that our stockholders might otherwise deem to be in their best interests. Therefore, these provisions may adversely affect the price of our common stock. Among other things, our amended and restated certificate of incorporation and amended and restated bylaws:

  •
  permit our board of directors to issue up to 5,000,000 shares of preferred stock, with any rights, preferences and privileges as they may designate (including the right to approve an acquisition or other change in our control);

  •
  provide that the authorized number of directors may be changed only by resolution of the board of directors;

  •
  provide that all vacancies, including newly created directorships, may, except as otherwise required by law, be filled by the affirmative vote of a majority of directors then in office, even if less than a quorum;

  •
  divide our board of directors into three classes;

  •
  require that any action to be taken by our stockholders must be effected at a duly called annual or special meeting of stockholders and not be taken by written consent;

  •
  provide that stockholders seeking to present proposals before a meeting of stockholders or to nominate candidates for election as directors at a meeting of stockholders must provide notice in writing in a timely manner, and also specify requirements as to the form and content of a stockholder's notice;

  •
  do not provide for cumulative voting rights (therefore allowing the holders of a majority of the shares of common stock entitled to vote in any election of directors to elect all of the directors standing for election, if they should so choose); and

  •
  provide that special meetings of our stockholders may be called only by the chairman of the board, our chief executive officer or by the board of directors pursuant to a resolution adopted by a majority of the total number of authorized directors.

        The amendment of any of these provisions would require approval by the holders of at least 66 2/3% of our then outstanding common stock.

Transfer Agent

        The transfer agent and registrar for our common stock is American Stock Transfer & Trust Company.

NASDAQ Global Market Listing

        Our shares of common stock are listed on The NASDAQ Global Market under the symbol "GXDX."

SHARES ELIGIBLE FOR FUTURE SALE

        Future sales of substantial amounts of common stock in the public market could adversely affect prevailing market prices. Furthermore, since only a limited number of shares will be available for sale shortly after this offering because of contractual and legal restrictions on resale described below, sales of substantial amounts of common stock in the public market after the restrictions lapse could adversely affect the prevailing market price for our common stock as well as our ability to raise equity capital in the future.

        Of the shares currently outstanding as of January 31, 2008, 9,950,000 shares, consisting of the 4,200,000 shares being sold by the selling stockholders in this offering, and the 5,750,000 shares sold in our IPO, will be freely tradable without restriction or further registration under the federal securities laws unless purchased by our affiliates. Approximately 6,691,903 shares of our common stock outstanding as of the date of this prospectus and after giving effect to the sale of the shares by the selling stockholders (assuming no exercise of the underwriters' option to purchase additional shares from the selling stockholders) are currently restricted as a result of securities laws or lock-up agreements, but will be available for resale in the public market as described below. As a result of the 180-day lock-up agreements between the underwriters for our IPO and our security holders, the 90-day lock-up agreement between the underwriters for this offering and our officers, directors and the selling stockholders and the provisions of Rule 144 and Rule 701, the shares of our common stock that will be available for sale in the public market are as follows:

  •
  no shares of common stock will be eligible for immediate sale upon the completion of this offering;

  •
  992,884 shares will be eligible for sale under Rule 144 or Rule 701 upon the expiration of the various lock-up agreements without regard to volume limitations, manner of sale requirements and other restrictions, unless extended for up to a specified number of additional days as required under the lock-up agreements; and

  •
  5,688,475 shares will be eligible for sale under Rule 144 upon the expiration of the various lock-up agreements, subject to volume limitations, manner of sale requirements and other restrictions, unless extended for up to a specified number of additional days as required under the lock-up agreements.

        In addition, 930,892 shares will be eligible for sale, upon the exercise of vested options and warrants (based on the number of options and warrants outstanding as of January 31, 2008 and after giving effect to the exercise of options and warrants (assuming no net exercise) by the selling stockholders in connection with this offering), upon the expiration of the lock-up agreements, unless extended for up to a specified number of additional days as required under the lock-up agreements.

Rule 144

        In general, under Rule 144, as amended effective as of February 15, 2008, a person who is not one of our affiliates at any time during the three months preceding a sale, and who has beneficially owned shares of our common stock for at least six months would be entitled to sell an unlimited number of shares of our common stock provided current public information about us is available and, after one year, an unlimited number of shares of our common stock without restriction. Our affiliates who have beneficially owned shares of our common stock for at least six months are entitled to sell within any three-month period a number of shares that does not exceed the greater of:

  •
  1% of the number of shares of our common stock then outstanding, which will equal approximately 161,009 shares immediately after this offering, based on the number of shares of common stock outstanding as of January 31, 2008; or

  •
  the average weekly trading volume of our common stock on The NASDAQ Global Market during the four calendar weeks preceding the filing of a notice on Form 144 with respect to the sale.

        Sales under Rule 144 by our affiliates are also subject to manner of sale provisions and notice requirements and to the availability of current public information about us.

Rule 701

        Rule 701, as in effect on the date of this prospectus, permits resales of shares in reliance upon Rule 144 but without compliance with certain restrictions of Rule 144, including the holding period requirement. Most of our employees, executive officers, directors or consultants who purchased shares under a written compensatory plan or contract may be entitled to rely on the resale provisions of Rule 701, but all holders of Rule 701 shares were required to wait until 90 days after the date of the prospectus for our IPO. However, substantially all Rule 701 shares are subject to lock-up agreements as described below and under "Underwriting" and will become eligible for sale at the expiration of those agreements.

Lock-Up Agreements

        We, all of our directors and executive officers and the selling stockholders have agreed that, subject to certain limited exceptions, including certain dispositions made to family members and charitable organizations and certain transactions relating to our common stock acquired from the underwriters or in the open market or sold by the selling stockholders in this offering, without the prior written consent of Lehman Brothers Inc., we and they will not directly or indirectly, (1) offer for sale, sell, pledge, or otherwise dispose of (or enter into any transaction or device that is designed to, or could be expected to, result in the disposition by any person at any time in the future of) any shares of common stock (including, without limitation, shares of common stock that may be deemed to be beneficially owned by us or them in accordance with the rules and regulations of the SEC and shares of common stock that may be issued upon exercise of any options or warrants) or securities convertible into or exercisable or exchangeable for common stock, (2) enter into any swap or other derivatives transaction that transfers to another, in whole or in part, any of the economic benefits or risks of ownership of shares of common stock, (3) make any demand for or exercise any right or file or cause to be filed a registration statement, including any amendments thereto, with respect to the registration of any shares of common stock or securities convertible, exercisable or exchangeable into common stock or any of our other securities, or (4) publicly disclose the intention to do any of the foregoing for a period of 90 days after the date of this prospectus; provided that, we may, in connection with the acquisition of or a joint venture, collaboration, licensing arrangement or other strategic transaction with another company, issue shares that do not exceed 5% of the aggregate shares of our common stock outstanding immediately following this offering, so long as the recipient agrees to be bound by the lock-up restrictions for the remainder of the 90-day restricted period.

        The 90-day restricted period described in the preceding paragraph will be extended if:

  •
  during the last 17 days of the 90-day restricted period we issue an earnings release or material news or a material event relating to us occurs; or

  •
  prior to the expiration of the 90-day restricted period, we announce that we will release earnings results during the 16-day period beginning on the last day of the 180-day period,

in which case the restrictions described in the preceding paragraph will continue to apply until the expiration of the 18-day period beginning on the issuance of the earnings release or the announcement of the material news or occurrence of the material event, unless such extension is waived in writing by Lehman Brothers Inc.

        Lehman Brothers Inc., in its sole discretion, may release the common stock and other securities subject to the lock-up agreements described above in whole or in part at any time with or without notice, except that each of our executive officers, directors and holders of more than 5% of our capital stock have agreed not to permit any release of shares from their lock-up agreement without the prior consent of a majority of the members of our board of directors. When determining whether or not to release common stock and other securities from lock-up agreements, Lehman Brothers Inc. will consider, among other factors, the holder's reasons for requesting the release, the number of shares of common stock and other securities for which the release is being requested and market conditions at the time.

        Upon expiration of the 90-day restricted period, certain of our directors, warrantholders and holders of more than 5% of our capital stock have the right to require us to register their shares under the Securities Act. See "—Registration Rights" below.

        In addition to the 90-day lock-up agreement described above, our securityholders (other than the selling stockholders) remain subject to the 180-day lock-up agreement with the underwriters for our IPO. The underwriters for our IPO waived the lock-up restrictions with respect to the offer and sale of the shares of common stock by the selling stockholders in this offering. Each of the selling stockholders have entered into the 90-day lock-up agreement described below with respect to all shares held by them other than the shares being sold in this offering.

Registration Rights

        Following the completion of this offering (assuming no exercise of the underwriters' option to purchase additional shares from the selling stockholders), the holders of 6,363,973 shares of common stock, and warrants to purchase up to 45,607 shares of common stock are entitled to rights with respect to the registration of their shares under the Securities Act, subject to the lock-up agreements described above. Registration of these shares under the Securities Act would result in the shares becoming freely tradable without restriction under the Securities Act, except for shares purchased by affiliates, immediately upon the effectiveness of the registration statement of which this prospectus is a part. Any sales of securities by these stockholders could have a material adverse effect on the trading price of our common stock. See "Description of Capital Stock—Registration Rights" for additional information.

Equity Incentive Plans

        On October 30, 2007, we filed with the SEC a registration statement under the Securities Act covering the shares of common stock reserved for issuance under our 2001 plan, 2007 plan, directors' plan and 2007 purchase plan. Accordingly, shares registered under the registration statement will be available for sale in the open market following its effective date, subject to Rule 144 volume limitations, the 180-day lockup agreement entered into in connection with our IPO and the 90-day lock-up agreement described above, if applicable.

MATERIAL U.S. FEDERAL INCOME TAX CONSEQUENCES TO NON-U.S. HOLDERS

        The following is a general discussion of the material U.S. federal income tax consequences of the ownership and disposition of our common stock to a non-U.S. holder. For the purpose of this discussion, a non-U.S. holder is any beneficial owner of our common stock that for U.S. federal income tax purposes is not a U.S. person. For purposes of this discussion, the term U.S. person means:

  •
  an individual citizen or resident of the U.S.;

  •
  a corporation or other entity taxable as a corporation or a partnership or entity taxable as a partnership created or organized in the U.S. or under the laws of the U.S. or any political subdivision thereof;

  •
  an estate whose income is subject to U.S. federal income tax regardless of its source; or

  •
  a trust (x) whose administration is subject to the primary supervision of a U.S. court and which has one or more U.S. persons who have the authority to control all substantial decisions of the trust or (y) which has made a valid election to be treated a U.S. person.

        If a partnership (or an entity treated as a partnership for U.S. federal income tax purposes) holds our common stock, the tax treatment of a partner will generally depend on the status of the partner and upon the activities of the partnership. Accordingly, we urge partnerships that hold our common stock and partners in such partnerships to consult their tax advisors.

        This discussion assumes that a non-U.S. holder will hold our common stock issued pursuant to the offering as a capital asset (generally, property held for investment). This discussion does not address all aspects of U.S. federal income taxation that may be relevant in light of a non-U.S. holder's special tax status or special tax situations. U.S. expatriates, life insurance companies, tax-exempt organizations, dealers in securities or currency, banks or other financial institutions, investors whose functional currency is other than the U.S. dollar, and investors that hold common stock as part of a hedge, straddle or conversion transaction are among those categories of potential investors that are subject to special rules not covered in this discussion. This discussion does not address any tax consequences arising under the laws of any state, local or non-U.S. taxing jurisdiction. Furthermore, the following discussion is based on current provisions of the Code and Treasury Regulations and administrative and judicial interpretations thereof, all as in effect on the date hereof, and all of which are subject to change, possibly with retroactive effect. Accordingly, we urge each non-U.S. holder to consult a tax advisor regarding the U.S. federal, state, local and non-U.S. income and other tax consequences of acquiring, holding and disposing of shares of our common stock.

Dividends

        We have not paid any dividends on our common stock and we do not plan to pay any dividends for the foreseeable future. However, if we do pay dividends on our common stock, those payments will constitute dividends for U.S. tax purposes to the extent paid from our current or accumulated earnings and profits, as determined under U.S. federal income tax principles. To the extent those dividends exceed our current and accumulated earnings and profits, the dividends will constitute a return of capital and will first reduce a holder's adjusted tax basis in the common stock, but not below zero, and then will be treated as gain from the sale of the common stock.

        Any dividend (out of earnings and profits) paid to a non-U.S. holder of common stock generally will be subject to U.S. withholding tax either at a rate of 30% of the gross amount of the dividend or such lower rate as may be specified by an applicable tax treaty. To receive a reduced treaty rate, a non-U.S. holder must provide us with an IRS Form W-8BEN or other appropriate version of Form W-8 certifying qualification for the reduced rate.

        Dividends received by a non-U.S. holder that are effectively connected with a U.S. trade or business conducted by the non-U.S. holder are exempt from such withholding tax. To obtain this exemption, a non-U.S. holder must provide us with an IRS Form W-8ECI properly certifying such exemption. Such effectively connected dividends, although not subject to withholding tax, are taxed at the same graduated rates applicable to U.S. persons, net of certain deductions and credits, subject to any applicable tax treaty providing otherwise. In addition to the graduated tax described above, dividends received by corporate non-U.S. holders that are effectively connected with a U.S. trade or business of the corporate non-U.S. holder may also be subject to a branch profits tax at a rate of 30% or such lower rate as may be specified by an applicable tax treaty.

        A non-U.S. holder of common stock may obtain a refund of any excess amounts withheld if an appropriate claim for refund is timely filed with the IRS.

Gain on Disposition of Common Stock

        A non-U.S. holder generally will not be subject to U.S. federal income tax on any gain realized upon the sale or other disposition of our common stock unless:

  •
  the gain is effectively connected with a U.S. trade or business of the non-U.S. holder (which gain, in the case of a corporate non-U.S. holder, must also be taken into account for branch profits tax purposes), and, if a tax treaty applies, is attributable to a U.S. permanent establishment maintained by such non-U.S. holder;

  •
  the non-U.S. holder is an individual who is present in the U.S. for a period or periods aggregating 183 days or more during the calendar year in which the sale or disposition occurs and certain other conditions are met; or

  •
  our common stock constitutes a U.S. real property interest by reason of our status as a "U.S. real property holding corporation" for U.S. federal income tax purposes at any time within the shorter of the five-year period preceding the disposition or the holder's holding period for our common stock. We believe that we are not currently, and that we will not become, a "U.S. real property holding corporation" for U.S. federal income tax purposes.

        Unless an applicable tax treaty provides otherwise, gain described in the first bullet point above will be subject to the U.S. federal income tax imposed on net income on the same basis that applies to U.S. persons generally and, for corporate holders under certain circumstances, the branch profits tax, but will generally not be subject to withholding tax. Gain described in the second bullet point above (which may be offset by U.S. source capital losses) will be subject to a flat 30% U.S. federal income tax. Non-U.S. holders should consult any applicable income tax treaties that may provide for different rules.

Backup Withholding and Information Reporting

        Generally, we must report annually to the IRS the amount of dividends paid, the name and address of the recipient, and the amount, if any, of tax withheld. A similar report is sent to the holder. Pursuant to tax treaties or other agreements, the IRS may make its reports available to tax authorities in the recipient's country of residence.

        Payments of dividends or of proceeds on the disposition of stock made to a non-U.S. holder may be subject to backup withholding (currently at a rate of 28%) unless the non-U.S. holder establishes an exemption, for example, by properly certifying its non-U.S. status on a Form W-8BEN or another appropriate version of Form W-8. Notwithstanding the foregoing, backup withholding may apply if either we or our paying agent has actual knowledge, or reason to know, that the beneficial owner is a U.S. person.

        Backup withholding is not an additional tax. Rather, the U.S. income tax liability of persons subject to backup withholding will be reduced by the amount of tax withheld. If withholding results in an overpayment of taxes, a refund may be obtained, provided that the required information is timely furnished to the IRS.

UNDERWRITING

        Lehman Brothers Inc. is acting as the representative of the underwriters and the sole book-running manager of this offering. Under the terms of an underwriting agreement, which will be filed as an exhibit to the registration statement, each of the underwriters named below has severally agreed to purchase from the selling stockholders the respective number of common stock shown opposite its name below:

Underwriters	Number of Shares
Lehman Brothers Inc.
Banc of America Securities LLC
UBS Securities LLC
Cowen and Company, LLC

Total	4,200,000

        The underwriting agreement provides that the underwriters' obligation to purchase shares of common stock depends on the satisfaction of the conditions contained in the underwriting agreement including:

  •
  the obligation to purchase all of the shares of common stock offered hereby (other than those shares of common stock covered by their option to purchase additional shares as described below), if any of the shares are purchased;

  •
  the representations and warranties made by us and the selling stockholders to the underwriters are true;

  •
  there is no material change in our business or the financial markets; and

  •
  we and the selling stockholders deliver customary closing documents to the underwriters.

Commissions and Expenses

        The following table summarizes the underwriting discounts and commissions the selling stockholders will pay to the underwriters. These amounts are shown assuming both no exercise and full exercise of the underwriters' option to purchase additional shares. The underwriting fee is the difference between the price to the public and the amount the underwriters pay to the selling stockholders for the shares.

Selling Stockholders
	No Exercise	Full Exercise
Per Share
Total

        Lehman Brothers Inc. has advised us that the underwriters propose to offer the shares of common stock directly to the public at the public offering price on the cover of this prospectus and to selected dealers, which may include the underwriters, at such offering price less a selling concession not in excess of $          per share. After the offering, the representative may change the offering price and other selling terms.

        The expenses of the offering that are payable by us are estimated to be approximately $                .

Option to Purchase Additional Shares

        The selling stockholders have granted the underwriters an option exercisable for 30 days after the date of this prospectus, to purchase, from time to time, in whole or in part, up to an aggregate of 630,000 shares from the selling stockholders at the public offering price less underwriting discounts and commissions. This option may be exercised to the extent the underwriters sell more than 4,200,000 shares in connection with this offering. To the extent that this option is exercised, each underwriter will be obligated, subject to certain conditions, to purchase its pro rata portion of these additional shares based on the underwriter's underwriting commitment in the offering as indicated in the table at the beginning of this Underwriting section.

Lock-Up Agreements

        We, all of our directors and executive officers and the selling stockholders have agreed that, subject to certain limited exceptions, including certain dispositions made to family members and charitable organizations and certain transactions relating to our common stock acquired from the underwriters or in the open market, without the prior written consent of Lehman Brothers Inc., we and they will not directly or indirectly or sold by the selling stockholders in this offering, (1) offer for sale, sell, pledge, or otherwise dispose of (or enter into any transaction or device that is designed to, or could be expected to, result in the disposition by any person at any time in the future of) any shares of common stock (including, without limitation, shares of common stock that may be deemed to be beneficially owned by us or them in accordance with the rules and regulations of the SEC and shares of common stock that may be issued upon exercise of any options or warrants) or securities convertible into or exercisable or exchangeable for common stock, (2) enter into any swap or other derivatives transaction that transfers to another, in whole or in part, any of the economic benefits or risks of ownership of shares of common stock, (3) make any demand for or exercise any right or file or cause to be filed a registration statement, including any amendments thereto, with respect to the registration of any shares of common stock or securities convertible, exercisable or exchangeable into common stock or any of our other securities, or (4) publicly disclose the intention to do any of the foregoing for a period of 90 days after the date of this prospectus; provided that, we may, in connection with the acquisition of or a joint venture, collaboration, licensing arrangement or other strategic transaction with another company, issue shares that do not exceed 5% of the aggregate shares of our common stock outstanding immediately following this offering, so long as the recipient agrees to be bound by the lock-up restrictions for the remainder of the 90-day restricted period.

        The 90-day restricted period described in the preceding paragraph will be extended if:

  •
  during the last 17 days of the 90-day restricted period we issue an earnings release or material news or a material event relating to us occurs; or

  •
  prior to the expiration of the 90-day restricted period, we announce that we will release earnings results during the 16-day period beginning on the last day of the 90-day period,

in which case the restrictions described in the preceding paragraph will continue to apply until the expiration of the 18-day period beginning on the issuance of the earnings release or the announcement of the material news or occurrence of the material event, unless such extension is waived in writing by Lehman Brothers Inc.

        Lehman Brothers Inc., in its sole discretion, may release the common stock and other securities subject to the lock-up agreements described above in whole or in part at any time with or without notice, except that each of our executive officers, directors and holders of more than 5% of our capital stock have agreed not to permit any release of shares from their lock-up agreement without the prior consent of a majority of the members of our board of directors. When determining whether or not to release common stock and other securities from lock-up agreements, Lehman Brothers Inc. will consider, among other factors, the holder's reasons for requesting the release, the number of shares of common stock and other securities for which the release is being requested and market conditions at the time.

Indemnification

        We and the selling stockholders have agreed to indemnify the underwriters against certain liabilities, including liabilities under the Securities Act, and to contribute to payments that the underwriters may be required to make for these liabilities.

Stabilization, Short Positions and Penalty Bids

        The representative may engage in stabilizing transactions, short sales and purchases to cover positions created by short sales, and penalty bids or purchases for the purpose of pegging, fixing or maintaining the price of the common stock, in accordance with Regulation M under the Exchange Act:

  •
  Stabilizing transactions permit bids to purchase the underlying security so long as the stabilizing bids do not exceed a specified maximum.

  •
  A short position involves a sale by the underwriters of shares in excess of the number of shares the underwriters are obligated to purchase in the offering, which creates the syndicate short position. This short position may be either a covered short position or a naked short position. In a covered short position, the number of shares involved in the sales made by the underwriters in excess of the number of shares they are obligated to purchase is not greater than the number of shares that they may purchase by exercising their option to purchase additional shares. In a naked short position, the number of shares involved is greater than the number of shares in their option to purchase additional shares. The underwriters may close out any short position by either exercising their option to purchase additional shares and/or purchasing shares in the open market. In determining the source of shares to close out the short position, the underwriters will consider, among other things, the price of shares available for purchase in the open market as compared to the price at which they may purchase shares through their option to purchase additional shares. A naked short position is more likely to be created if the underwriters are concerned that there could be downward pressure on the price of the shares in the open market after pricing that could adversely affect investors who purchase in the offering.

  •
  Syndicate covering transactions involve purchases of the common stock in the open market after the distribution has been completed in order to cover syndicate short positions.

  •
  Penalty bids permit the representatives to reclaim a selling concession from a syndicate member when the common stock originally sold by the syndicate member is purchased in a stabilizing or syndicate covering transaction to cover syndicate short positions.

        These stabilizing transactions, syndicate covering transactions and penalty bids may have the effect of raising or maintaining the market price of our common stock or preventing or retarding a decline in the market price of the common stock. As a result, the price of the common stock may be higher than the price that might otherwise exist in the open market. These transactions may be effected on The NASDAQ Global Market or otherwise and, if commenced, may be discontinued at any time.

        Neither we nor any of the underwriters make any representation or prediction as to the direction or magnitude of any effect that the transactions described above may have on the price of the common stock. In addition, neither we nor any of the underwriters make representation that the representative will engage in these stabilizing transactions or that any transaction, once commenced, will not be discontinued without notice.

Electronic Distribution

        A prospectus in electronic format may be made available on the Internet sites or through other online services maintained by one or more of the underwriters and/or selling group members participating in this offering, or by their affiliates. In those cases, prospective investors may view offering terms online and, depending upon the particular underwriter or selling group member, prospective investors may be allowed to place orders online. The underwriters may agree with us to allocate a specific number of shares for sale to online brokerage account holders. Any such allocation for online distributions will be made by the representative on the same basis as other allocations.

        Other than the prospectus in electronic format, the information on any underwriter's or selling group member's web site and any information contained in any other web site maintained by an underwriter or selling group member is not part of the prospectus or the registration statement of which this prospectus forms a part, has not been approved and/or endorsed by us or any underwriter or selling group member in its capacity as underwriter or selling group member and should not be relied upon by investors.

The NASDAQ Global Market

        Our common stock is listed on The NASDAQ Global Market under the symbol "GXDX."

Passive Market Making

        In connection with the offering, underwriters and selling group members may engage in passive market making transactions in the common stock on The NASDAQ Global Market in accordance with Rule 103 of Regulation M under the Exchange Act during the period before the commencement of offers or sales of common stock and extending through the completion of distribution. A passive market maker must display its bids at a price not in excess of the highest independent bid of the security. However, if all independent bids are lowered below the passive market maker's bid that bid must be lowered when specified purchase limits are exceeded.

Relationships

        Excelsior Venture Partners III, LLC holds approximately 4.4% of our common stock. UST Advisers, Inc. serves as the investment advisor to Excelsior Venture Partners III, LLC and is a direct, wholly owned subsidiary of United States Trust Company, N.A. United States Trust Company, N.A. was acquired by Bank of America Corporation on July 1, 2007. Bank of America Corporation is also the parent entity of one of our underwriters, Banc of America Securities LLC.

        The underwriters have performed and may in the future perform investment banking, cash management and advisory services for us from time to time for which they may in the future receive customary fees and expenses. The underwriters have provided and may in the future provide banking, brokerage and other services to certain of our directors, executive officers and stockholders from time to time for which they may in the future receive customary fees and expenses.

Stamp Taxes

        If you purchase shares of common stock offered in this prospectus, you may be required to pay stamp taxes and other charges under the laws and practices of the country of purchase, in addition to the offering price listed on the cover page of this prospectus.

Selling Restrictions

European Economic Area

        In relation to each Member State of the European Economic Area that has implemented the Prospectus Directive (each, a Relevant Member State), with effect from and including the date on which the Prospectus Directive is implemented in that Relevant Member State (the Relevant Implementation Date), an offer of shares described in this prospectus may not be made to the public in that Relevant Member State prior to the publication of a prospectus in relation to the shares that has been approved by the competent authority in that Relevant Member State or, where appropriate, has been approved in another Relevant Member State and notified the competent authority in that Relevant Member State, all in accordance with the Prospectus Directive, except that with effect from and including the Relevant Implementation Date, an offer of shares to the public may be made in that Relevant Member State at any time:

  •
  to legal entities that are authorized or regulated to operate in the financial markets or, if not so authorized or regulated, whose corporate purpose is solely to invest in securities;

  •
  to any legal entity that has two or more of (1) an average of at least 250 employees during the last financial year; (2) a total balance sheet of more than €43,000,000 and (3) an annual net turnover of more than €50,000,000, as shown in its last annual or consolidated accounts;

  •
  to fewer than 100 natural or legal persons (other than qualified investors as defined in the Prospectus Directive) subject to obtaining the prior consent of the representatives for any such offer; or

  •
  in any other circumstances that do not require the publication by the Issuer of a prospectus pursuant to Article 3 of the Prospectus Directive.

        For the purposes of this provision, the expression "offer of shares to the public" in relation to any shares in any Relevant Member State means the communication in any form and by any means of sufficient information on the terms of the offer and the shares to be offered so as to enable an investor to decide to purchase or subscribe the shares, as the same may be varied in that Relevant Member State by any measure implementing the Prospectus Directive in that Relevant Member State, and the expression, "Prospectus Directive" means Directive 2003/71/EC and includes any relevant implementing measure in each Relevant Member State.

        The sellers of the shares have not authorized and do not authorize the making of any offer of shares through any financial intermediary on their behalf, other than offers made by the underwriter with a view to the final placement of the shares as contemplated in this prospectus. Accordingly, no purchaser of the shares, other than the underwriter, is authorized to make any further offer of the shares on behalf of the sellers or the underwriter.

United Kingdom

        This prospectus has only been communicated or caused to have been communicated and will only be communicated or caused to be communicated as an invitation or inducement to engage in investment activity (within the meaning of Section 21 of the Financial Services and Markets Act of 2000 (as amended), or FSMA) as received in connection with the issue or sale of the shares in circumstances in which Section 21(1) of the FSMA does not apply to the Issuer. All applicable provisions of the FSMA will be complied with in respect to anything done in relation to the shares in, from or otherwise involving the United Kingdom.

LEGAL MATTERS

        The validity of the shares of common stock being offered by this prospectus will be passed upon for us by Cooley Godward Kronish LLP, San Diego, California. The underwriters are being represented by Latham & Watkins LLP, San Diego, California. As of the date of this prospectus, GC&H Investments, LLC, an entity comprised of partners and associates of Cooley Godward Kronish LLP, beneficially owns an aggregate of 50,921 shares of our common stock with an aggregate value of $1.6 million, based on the closing price of our common stock as reported on The NASDAQ Global Market on February 13, 2008. These shares were acquired by GC&H Investments, LLC in connection with its participation in a number of our venture financing rounds and no shares were issued as compensation for Cooley Godward Kronish LLP's services in connection with this offering or prospectus.

EXPERTS

        Ernst & Young LLP, independent registered public accounting firm, has audited our consolidated financial statements at December 31, 2007 and 2006, and for each of the three years in the period ended December 31, 2007, as set forth in their report. We have included our consolidated financial statements in this prospectus and elsewhere in the registration statement in reliance on Ernst & Young LLP's report, given on their authority as experts in accounting and auditing.

WHERE YOU CAN FIND MORE INFORMATION

        We have filed with the SEC a registration statement on Form S-1 under the Securities Act with respect to the shares of common stock being offered by the selling stockholders by this prospectus. This prospectus does not contain all of the information in the registration statement and its exhibits. For further information with respect to us and the common stock offered by the selling stockholders by this prospectus, we refer you to the registration statement and its exhibits. Statements contained in this prospectus as to the contents of any contract or any other document referred to are not necessarily complete, and in each instance, we refer you to the copy of the contract or other document filed as an exhibit to the registration statement. Each of these statements is qualified in all respects by this reference.

        You can read our SEC filings, including the registration statement, over the Internet at the SEC's website at http://www.sec.gov. You may also read and copy any document we file with the SEC at its public reference facilities at 100 F Street NE, Washington, D.C. 20549. You may also obtain copies of these documents at prescribed rates by writing to the Public Reference Section of the SEC at 100 F Street NE, Washington, D.C. 20549. Please call the SEC at 1-800-SEC-0330 for further information on the operation of the public reference facilities.

        We are subject to the information reporting requirements of the Exchange Act, and we file reports, proxy statements and other information with the SEC. These reports, proxy statements and other information are available for inspection and copying at the public reference room and website of the SEC referred to above. We also maintain a website at www.genoptix.com, at which you may access these materials free of charge as soon as reasonably practicable after they are electronically filed with, or furnished to, the SEC. The information contained in, or that can be accessed through, our website is not part of this prospectus.

INCORPORATION OF CERTAIN INFORMATION BY REFERENCE

        The SEC allows us to incorporate by reference into this prospectus the information in documents we file with it, which means that we can disclose important information to you by referring you to those documents. The information incorporated by reference is an important part of this prospectus. We incorporate by reference the documents listed below:

  •
  Our Annual Report on Form 10-K for the year ended December 31, 2007 which was filed on February 12, 2008, including all material incorporated by reference therein; and

  •
  Our Current Reports on Form 8-K which were filed on January 11, 2008 and February 7, 2008, including all material incorporated by reference therein.

        We will provide without charge to each person, including any beneficial owner, to whom this prospectus is delivered, upon written or oral request of such person, a copy of any and all of the reports and documents that have been incorporated by reference in this prospectus but not delivered with this prospectus (not including exhibits to such documents, unless such exhibits are specifically incorporated by reference in this prospectus or into such documents). Such request may be directed to Genoptix, Inc., 2110 Rutherford Road, Carlsbad, California 92008, (760) 268-6200, Attention: General Counsel.

        These documents may also be accessed through our internet website at www.genoptix.com as described under "Where You Can Find More Information" above.

GENOPTIX, INC.

INDEX TO CONSOLIDATED FINANCIAL STATEMENTS

Report of Independent Registered Public Accounting Firm

The Board of Directors and Stockholders
Genoptix, Inc.

        We have audited the accompanying consolidated balance sheets of Genoptix, Inc. as of December 31, 2007 and 2006 and the related consolidated statements of operations, stockholders' equity, and cash flows for each of the three years in the period ended December 31, 2007. Our audits also included the financial statement schedule listed on the Index at Item 16(b). These financial statements and schedule are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements and schedule based on our audits.

        We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the Company's internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe our audits provide a reasonable basis for our opinion.

        In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of Genoptix, Inc. at December 31, 2007 and 2006, and the consolidated results of its operations and its cash flows for each of the three years in the period ended December 31, 2007, in conformity with generally accepted accounting principles in the United States. Also, in our opinion, the related financial statement schedule, when considered in relation to the basic financial statements taken as a whole, presents fairly in all material respects the information set forth therein.

        As discussed in Note 1 to the consolidated financial statements, on January 1, 2006, Genoptix, Inc. changed its method of accounting for share-based payments as required by Statement of Financial Accounting Standards No. 123 (revised in 2004), Share-Based Payment.

/s/ Ernst & Young LLP

San Diego, California
February 1, 2008

GENOPTIX, INC.

CONSOLIDATED BALANCE SHEETS

(in thousands, except par values)

	December 31,
	2007	2006
Assets
Current assets:
Cash and cash equivalents	$50,624	$3,865
Investment securities available-for-sale	34,836	—
Accounts receivable, net of allowance for doubtful accounts of $1,594 and $1,360 at December 31, 2007 and 2006, respectively	9,013	4,766
Other current assets	1,409	270

Total current assets	95,882	8,901
Property and equipment, net	1,950	1,287
Other long-term assets	—	14

Total assets	$97,832	$10,202

Liabilities and Stockholders' Equity
Current liabilities:
Accounts payable and accrued expenses	$4,312	$1,987
Accrued compensation	2,496	1,058
Deferred revenues	95	39
Current portion of long-term debt	—	1,524

Total current liabilities	6,903	4,608
Deferred rent	324	267
Long-term debt, net of current portion	—	1,262
Commitments and contingencies
Stockholders' equity:
Preferred stock, $0.001 par value; 5,000 shares authorized; no shares and 52,401 shares issued and outstanding at December 31, 2007 and 2006, respectively	—	52
Common stock, $0.001 par value; 100,000 shares authorized; 16,095 shares and 197 shares issued and outstanding at December 31, 2007 and 2006, respectively	16	—
Additional paid-in capital	132,532	59,362
Accumulated other comprehensive income	53	—
Accumulated deficit	(41,996)	(55,349)

Total stockholders' equity	90,605	4,065

Total liabilities and stockholders' equity	$97,832	$10,202

See accompanying notes.

GENOPTIX, INC.

CONSOLIDATED STATEMENTS OF OPERATIONS

(in thousands, except per share data)

	Years Ended December 31,
	2007	2006	2005
Revenues	$59,332	$24,018	$5,193
Cost of revenues	24,106	13,131	5,189

Gross profit	35,226	10,887	4
Operating expenses:
Sales and marketing expenses	11,649	6,264	4,225
General and administrative expenses	9,976	6,930	3,782
Research and development expenses	559	1,080	1,105
Impairment and lease exit costs	—	542	—

Total operating expenses	22,184	14,816	9,112

Income (loss) from operations	13,042	(3,929)	(9,108)
Interest income	1,062	246	205
Interest expense	(353)	(384)	(291)
Other income	41	308	22

Income (loss) before income taxes	13,792	(3,759)	(9,172)
Provision for income taxes	(439)	—	—

Net income (loss)	$13,353	$(3,759)	$(9,172)

Net income (loss) per share:(1)(2)
Basic	$1.20	$(33.74)	$(111.33)

Diluted	$0.78	$(33.74)	$(111.33)

Shares used to compute net income (loss) per share:
Basic	2,756	111	82

Diluted	4,246	111	82

(1)
As a result of the conversion of the Company's preferred stock into 11,032 shares of common stock upon completion of the Company's IPO in November 2007, there is a lack of comparability in the basic and diluted net income (loss) per share amounts for the periods presented above. See Note 1 for calculations of the pro forma net income (loss) per share for the periods presented.

(2)
For the year ended December 31, 2007, $10,036 of the Company's net income of $13,353 was allocated to preferred stockholders for purposes of calculating net income per share pursuant to the terms of the preferred stock, resulting in $3,317 of net income allocable to common stockholders. See Note 1 for an explanation of the method and amounts used in the computation of the per share amounts.

See accompanying notes.

GENOPTIX, INC.

CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY

Years Ended December 31, 2005, 2006 and 2007

(in thousands, except per share data)

	Convertible Preferred Stock
			Common Stock
					Additional Paid-in Capital	Accumulated Other Comprehensive Income	Accumulated Deficit	Total Stockholders' Equity
	Shares	Amount	Shares	Amount
Balance at December 31, 2004	28,508	$28	85	$—	$42,991	$—	$(42,418)	$601
Issuance of Series 1-C convertible preferred stock at $0.893 per share, net of issuance costs of $2	3,389	3	—	—	3,021	—	—	3,024
Issuance of Series 1-D convertible preferred stock at $0.634 per share, net of issuance costs of $82	20,504	21	—	—	12,897	—	—	12,918
Exercise of stock options for cash	—	—	67	—	26	—	—	26
Repurchase of common stock	—	—	(2)	—	—	—	—	—
Issuance of warrants in connection with Loan Agreement	—	—	—	—	127	—	—	127
Net loss and comprehensive loss	—	—	—	—	—	—	(9,172)	(9,172)

Balance at December 31, 2005	52,401	52	150	—	59,062	—	(51,590)	7,524
Stock-based compensation	—	—	—	—	201	—	—	201
Exercise of stock options for cash	—	—	56	—	21	—	—	21
Repurchase of common stock	—	—	(9)	—	—	—	—	—
Issuance of warrants in connection with Loan Agreement	—	—	—	—	78	—	—	78
Net loss and comprehensive loss	—	—	—	—	—	—	(3,759)	(3,759)

Balance at December 31, 2006	52,401	52	197	—	59,362	—	(55,349)	4,065
Stock-based compensation	—	—	—	—	540	—	—	540
Exercise of stock options for cash	—	—	130	—	56	—	—	56
Conversion of preferred stock in connection with initial public offering	(52,401)	(52)	11,032	11	41	—	—	—
Initial public offering of common stock, net of $7,969 of offering costs	—	—	4,736	5	72,533	—	—	72,538
Comprehensive income:								—
Net income	—	—	—	—	—	—	13,353	13,353
Unrealized gain on investment securities available-for-sale	—	—	—	—	—	53	—	53

Comprehensive income	—	—	—	—	—	—	—	13,406

Balance at December 31, 2007	—	$—	16,095	$16	$132,532	$53	$(41,996)	$90,605

See accompanying notes.

GENOPTIX, INC.

CONSOLIDATED STATEMENTS OF CASH FLOWS

(in thousands)

	Years Ended December 31,
	2007	2006	2005
Operating activities
Net income (loss)	$13,353	$(3,759)	$(9,172)
Adjustments to reconcile net income (loss) to net cash provided by (used in) operating activities:
Depreciation	580	630	815
Amortization of premium/discount on investments	(4)	—	—
Gain on sale of property and equipment	—	—	(1)
Loss on impairment of fixed assets	—	235	—
Provision for doubtful accounts	1,093	1,258	97
Stock-based compensation expense	540	201	—
Non-cash interest expense	166	85	36
Changes in operating assets and liabilities:
Accounts receivable	(5,340)	(3,709)	(2,235)
Other current and long-term assets	(1,159)	(36)	(111)
Deferred rent	57	186	(53)
Deferred revenues	56	6	(59)
Accounts payable and accrued expenses	2,325	788	829
Accrued compensation	1,438	690	218

Net cash provided by (used in) operating activities	13,105	(3,425)	(9,636)

Investing activities
Proceeds from sales of property and equipment	—	24	258
Purchase of property and equipment	(1,243)	(982)	(465)
Purchase of investment securities available-for-sale	(42,779)	—	—
Maturity of investment securities available-for-sale	8,000	—	—

Net cash used in investing activities	(36,022)	(958)	(207)

Financing activities
Net proceeds from initial public offering	72,538	—	—
Net proceeds from issuance of preferred stock	—	—	15,942
Proceeds from issuance of notes payable	284	715	3,416
Proceeds from exercise of stock options, net	56	21	26
Principal payments on notes payable	(3,183)	(1,308)	(740)
Principal payments on capital lease obligations	(19)	(106)	(111)

Net cash provided by (used in) financing activities	69,676	(678)	18,533

Net increase (decrease) in cash and cash equivalents	46,759	(5,061)	8,690
Cash and cash equivalents at beginning of year	3,865	8,926	236

Cash and cash equivalents at end of year	$50,624	$3,865	$8,926

Supplemental information:
Income taxes paid	$365	$—	$—

Interest paid	$187	$299	$255

Unrealized gains on investment securities available-for-sale	$53	$—	$—

Issuance of warrants to purchase convertible preferred stock	$—	$78	$127

See accompanying notes.

GENOPTIX, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(in thousands, except per share amounts)

1. Organization and Summary of Significant Accounting Policies

Organization

        Genoptix, Inc., or the Company, was incorporated in Delaware on January 20, 1999 and does business as Genoptix Medical Laboratory. The Company operates as a certified "high complexity" clinical laboratory in accordance with the federal government's Clinical Laboratory Improvement Amendments of 1988, or CLIA, and is dedicated to the delivery of clinical diagnostic services to hematologist/oncologist physician customers.

Basis of Presentation and Principles of Consolidation

        The Company's industry is highly regulated. The manner in which licensed physicians can organize to perform and bill for medical services is governed by state laws and regulations. Business corporations, like the Company, often are not permitted to employ physicians to practice medicine or to own corporations that employ physicians to practice medicine or to otherwise exercise control over the medical judgments or decisions of physicians.

        In California, where the Company's clinical diagnostic services are provided, the Company is not permitted to directly own a medical operation. As a result, it performs only non-medical administrative and support services and does not exercise influence or control over the practice of medicine. The Company provides its medical services through Cartesian Medical Group, Inc., or Cartesian, an entity that it manages, and it is this entity that employs the physicians who provide medical services on behalf of the Company. The relationship between the Company and Cartesian is governed by the Clinical Laboratory Professional Services Agreement, or PSA, entered into by the Company and Cartesian on December 31, 2005 and which became effective on January 1, 2006. Under the PSA, Cartesian provides all medical services and the Company exclusively manages all non-medical aspects, including entering into all non-employment related contracts. All claims, demands and rights to charge, bill and collect for medical services rendered are assigned from Cartesian to the Company. The Company is specifically responsible for billing and collections of all charges for the medical services rendered and provides Cartesian certain services, including payroll, laboratory and medical office space, non-medical business functions, such as supplies, utilities and insurance. In addition, any changes in the number of physicians or physician compensation are subject to the Company's approval. Under the provisions of the PSA, the Company records the revenue assigned to it and expenses the cost of the services provided by it. The PSA is automatically renewed on a yearly basis but may be terminated by the Company at any time on 60 days' prior notice, and either party may terminate the PSA upon an uncured material breach by the other party. Prior to entering into the PSA on December 31, 2005, the Company employed the individual physicians who provided medical services in connection with the clinical laboratory services provided by the Company and these physicians were subsequently employed by Cartesian. The change in the legal relationship between the physicians providing the medical services within the Company to members of a physician medical group had no impact on the Company's financial position or results of operations. Cartesian has no operating assets. The Company has also entered into a Succession Agreement that limits the ability of Cartesian's owner to only transfer his ownership interest in Cartesian to an entity or person designated by the Company.

        As of January 1, 2006, the date the PSA became effective, the Company determined it had a controlling financial interest in Cartesian and began to consolidate the results of Cartesian based on the criteria under Emerging Issues Task Force, or EITF, Issue No. 97-2, Physician Practice Management

GENOPTIX, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(in thousands, except per share amounts)

1. Organization and Summary of Significant Accounting Policies (Continued)

Entities and Certain Other Entities with Contractual Management Agreements. All intercompany accounts have been eliminated in consolidation.

        In concluding it could consolidate the financial results of Cartesian, the Company reviewed its relationship with Cartesian under the provisions of the PSA, which are summarized above, and determined it established a controlling financial interest based on the criteria of EITF Issue No. 97-2 relating to (1) the term of the PSA; (2) the Company's ability to exercise control over the operations of Cartesian and the relationship with the physicians (in each case other than with respect to the medical services provided by Cartesian); and (3) the fact that the Company maintains a significant financial interest in Cartesian.

        EITF Issue No. 97-2 requires the term of the PSA be at least the entire remaining legal life of Cartesian or a period of 10 years or more. The Company determined that it met the term criteria because, as described above, termination of the PSA is in the Company's control and not Cartesian's.

        In addition, the Company determined it met the control criteria under EITF Issue No. 97-2 because, as discussed above, the Company exclusively manages all of the non-medical services provided by Cartesian. Also, any changes in the number of physicians or physician compensation are subject to the Company's approval.

        Finally, the financial interest criteria under EITF Issue No. 97-2 require that the Company be able to control the ability to sell or transfer the operations of Cartesian and the income generated by Cartesian. Under the first control criteria, EITF Issue No. 97-2 states that if a majority of the outstanding voting interest of Cartesian is owned by a nominee shareholder of the Company, then a rebuttable presumption exists that the Company controls the entity. Through the Succession Agreement discussed above, the Company meets this criteria. The Company meets the second control criteria because, as discussed above, it has been assigned the right to all the income from medical services provided by Cartesian and the Company provides all the non-medical services required.

Use of Estimates

        The preparation of consolidated financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts reported in the consolidated financial statements and accompanying notes to the consolidated financial statements. The most significant estimates in the Company's consolidated financial statements relate to revenue recognition, allowance for doubtful accounts, stock-based compensation, and income tax. Actual results could differ from those estimates.

Cash and Cash Equivalents

        The Company considers all liquid investments with a maturity of 90 days or less when purchased to be cash equivalents.

Investment Securities Available-for-Sale

        In accordance with Statement of Financial Accounting Standards, or SFAS, No. 115, Accounting for Certain Investments in Debt and Equity Securities, the Company classifies all securities as

GENOPTIX, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(in thousands, except per share amounts)

1. Organization and Summary of Significant Accounting Policies (Continued)

available-for-sale, as the sale of such securities may be required prior to maturity to implement management strategies. These securities are carried at fair value, with the unrealized gains and losses reported as a component of accumulated other comprehensive income until realized. Realized gains and losses from the sale of available-for-sale securities, if any, are determined on a specific identification basis and included in other income on the consolidated statement of operations.

Property and Equipment

        Property and equipment is stated at cost and depreciated over the estimated useful lives of the assets, ranging from three to five years, using the straight-line method. Leasehold improvements are stated at cost and amortized over the shorter of the estimated useful lives of the assets or the related lease term. Depreciation expense is reported in the statement of operations based on the nature of the underlying assets and the functional area to which the assets have been assigned.

Revenue Recognition

        The Company recognizes revenues in accordance with the Securities and Exchange Commission's Staff Accounting Bulletin No. 104, Revenue Recognition, when the price is fixed or determinable, persuasive evidence of an arrangement exists, the service is performed and collectibility of the resulting receivable is reasonably assured.

        The Company's specialized diagnostic services are performed based on a written test requisition form and revenues are recognized once the diagnostic services have been performed, the results have been delivered to the ordering physician, the payor has been identified and eligibility and insurance have been verified. These diagnostic services are billed to various payors, including Medicare, commercial insurance companies, other directly billed healthcare institutions such as hospitals, and individuals. The Company reports revenues from contracted payors, including Medicare, certain insurance companies and certain healthcare institutions, based on the contractual rate, or in the case of Medicare, the published fee schedules. The Company reports revenues from non-contracted payors, including certain insurance companies and individuals, based on the amount expected to be collected. The difference between the amount billed and the amount expected to be collected from non-contracted payors is recorded as a contractual allowance to arrive at the reported revenues. The expected revenues from non-contracted payors are based on the historical collection experience of each payor or payor group, as appropriate. In each reporting period, the Company reviews its historical collection experience for non-contracted payors and adjusts its expected revenues for current and subsequent periods accordingly. For the years ended December 31, 2005 and 2006, the Company did not make any significant adjustments to its revenue estimates. During the year ended December 31, 2007, the Company recorded positive changes in 2006 accounting estimates to reduce contractual allowances, which increased the Company's revenues by $792. These changes in accounting estimates related to non-contracted payors and resulted from continued improvements to the Company's billing systems and collection processes, which resulted in favorable experience in the collection of accounts receivable. As of December 31, 2007, the Company had uncollected accounts receivable of approximately $5,276 from non-contracted payors.

GENOPTIX, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(in thousands, except per share amounts)

1. Organization and Summary of Significant Accounting Policies (Continued)

Allowance for Doubtful Accounts

        An allowance for doubtful accounts is recorded, at the same time revenues are recognized, for estimated uncollectible amounts due from the Company's contracted payors. The process for estimating the collection of receivable associated with the Company's specialized diagnostic services involves significant assumptions and judgments. Specifically, the allowance for doubtful accounts is adjusted periodically, based upon an evaluation of historical collection experience with specific payors and other relevant factors. The realization cycle for certain governmental and managed care payors can be lengthy, involving denial, appeal and adjudication processes, and are subject to periodic adjustments which may be significant. Provision for doubtful accounts is charged to general and administrative expense. Accounts receivable are written off as uncollectible and deducted from the allowance after appropriate collection efforts have been exhausted. During the years ended December 31, 2006 and 2005, the Company's write-offs were minimal. During the year ended December 31, 2007, the Company wrote off $859 of accounts receivable against the allowance for doubtful accounts.

        The Company's allowance for doubtful accounts has been provided for at a rate of approximately 2% and 5% of revenues for the years ended December 31, 2007 and 2006, respectively. During the year ended December 31, 2007, the Company recorded positive changes in 2006 accounting estimates to reduce the allowance for doubtful accounts by $666. These changes in accounting estimates were the result of continued improvements to the Company's billing systems and collection processes, which resulted in favorable experience in the collection of previously reserved accounts receivable.

Research and Development Costs

        Costs incurred in connection with research and development activities are charged to operations as incurred.

Impairment of Long-Lived Assets

        The Company regularly reviews the carrying amount of its long-lived assets, as well as the useful lives, to determine whether indicators of impairment may exist which warrant adjustments to carrying values or estimated useful lives. In accordance with SFAS No. 144, Accounting for the Impairment or Disposal of Long-Lived Assets, if indications of impairment exist, projected future undiscounted cash flows associated with the asset are compared to the carrying amount to determine whether the asset's value is recoverable. If the carrying value of the asset exceeds such projected undiscounted cash flows, the asset will be written down to its estimated fair value.

Fair Value of Financial Instruments

        The carrying value of cash equivalents, accounts receivable, accounts payable, accrued expenses and liabilities and other current assets and liabilities are considered reasonable estimates of their respective fair values due to their short-term nature. The fair value of investment securities available-for-sale is based upon market prices quoted on the last day of the fiscal period.

GENOPTIX, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(in thousands, except per share amounts)

1. Organization and Summary of Significant Accounting Policies (Continued)

Concentrations of Risk

        Financial instruments, which potentially subject the Company to significant concentrations of credit risk, consist primarily of cash, cash equivalents, investment securities available-for-sale, and accounts receivable.

        The Company maintains deposits in federally insured financial institutions in excess of federally insured limits. The Company believes the financial positions of the depository institutions holding the Company's deposits significantly reduce the exposure to credit risk. Additionally, the Company has established guidelines regarding diversification of its investment securities available-for-sale and their maturities, which are designed to maintain safety and liquidity.

        Substantially all of the Company's accounts receivable is with entities in the healthcare industry. However, concentrations of credit risk are limited due to the number of the Company's customers as well as their dispersion across many different geographic regions. The Company has significant accounts receivable balances whose collectibility is dependent on the availability of funds from certain governmental programs, primarily Medicare, and compliance with the regulations of that agency. Upon audit by a Medicare intermediary, a condition of non-compliance could result in the Company having to refund amounts previously collected. The Company does not believe there is a significant credit risk associated with these governmental programs and an adequate allowance has been recorded for the possibility of these receivables proving uncollectible. The Company does not require collateral or other security to support accounts receivable. Accounts receivable balances from Medicare were approximately $3,889, $2,200 and $800, at December 31, 2007, 2006 and 2005, respectively.

        For the years ended December 31, 2007, 2006 and 2005, approximately 38%, 43% and 48%, respectively, of the Company's revenues were derived from tests performed for the beneficiaries of the Medicare and Medicaid programs.

Stock-based Compensation

        Prior to January 1, 2006, the Company accounted for stock-based employee compensation arrangements using the intrinsic value method of Accounting Principles Board, or APB, Opinion No. 25, Accounting for Stock Issued to Employees and related interpretations. Prior to January 1, 2006, the Company utilized the minimum value method to comply with the disclosure-only provisions of SFAS No. 123, Accounting for Stock-Based Compensation. The pro forma net losses disclosed under the disclosure-only provisions of SFAS No. 123 were less than $30 greater than the reported net losses for the year ended December 31, 2005. Under APB No. 25, compensation expense for employees is based on the excess, if any, of the fair value of the Company's common stock over the exercise price of the option on the date of grant. No stock-based compensation expense was recorded under APB No. 25 for the year ended December 31, 2005.

        Effective January 1, 2006, the Company adopted SFAS No. 123R, Share-Based Payment, which requires compensation expense related to share-based transactions, including employee stock options and restricted stock units, or RSUs, to be measured and recognized in the Company's consolidated financial statements based on fair value. SFAS No. 123R revises SFAS No. 123, as amended, and supersedes APB No. 25. The Company adopted SFAS No. 123R using the prospective approach. Under the prospective approach, SFAS No. 123R applies to new awards and to awards modified, repurchased,

GENOPTIX, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(in thousands, except per share amounts)

1. Organization and Summary of Significant Accounting Policies (Continued)

or cancelled after the required effective date. Stock-based compensation expense recognized during the period is based on the value of the portion of awards that is ultimately expected to vest and thus the gross expense is reduced for estimated forfeitures, if any. The Company recognizes compensation expense over the vesting period using the straight-line method and classifies these amounts in the consolidated statements of operations based on the department to which the related employee reports. The Company uses the Black-Scholes valuation model to calculate the fair value of stock options and RSUs are valued at their intrinsic value. The fair value of employee stock options was estimated at the grant date using the following assumptions:

	Years Ended December 31,
	2007	2006
Employee stock options:
Risk-free interest rate	4.48%	4.75%
Dividend yield	0.00%	0.00%
Expected life of options (years)	6.08	6.08
Volatility	57.00%	68.00%

        The decline in volatility from 2006 to 2007 is the result of declines in the actual volatility of the Company's peer group over the estimated life of the options of 6.08 years. These volatility trends are consistent with expectations the Company has regarding volatility trends the Company will experience as it matures and accumulates history as a public company.

        The weighted average grant date fair value per share of employee stock options granted during the years ended December 31, 2007 and 2006 was $10.78 and $7.36, respectively.

        The Company derived the risk-free interest rate assumption from the United States Treasury's rates for U.S. Treasury zero-coupon bonds with maturities similar to those of the expected term of the award being valued. The Company based the assumed dividend yield on its expectation of not paying dividends in the foreseeable future. The Company calculated the weighted average expected life of options using the simplified method as prescribed by Securities and Exchange Commission Staff Accounting Bulletin, or SAB, No. 107, Share-Based Payment. This decision was based on the lack of relevant historical data due to the Company's limited operating experience as a public company. In addition, due to the Company's limited historical data, the estimated volatility also reflects the application of SAB No. 107, incorporating the historical volatility of comparable companies with publicly available share prices. SFAS No. 123R requires forfeitures to be estimated at the time of grant and revised, if necessary, in subsequent periods if actual forfeitures differ from those estimates. The Company utilized its historical forfeitures to estimate its future forfeiture rate at 7% for 2007 and 2006. Prior to adoption of SFAS No. 123R, the Company accounted for forfeitures of stock option grants as they occurred.

GENOPTIX, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(in thousands, except per share amounts)

1. Organization and Summary of Significant Accounting Policies (Continued)

        The Company recognized employee stock-based compensation in the consolidated statements of operations, as follows:

	Years Ended December 31,
	2007	2006
Cost of revenues	$175	$38
Sales and marketing expenses	81	24
General and administrative expenses	234	92
Research and development expenses	19	31

	$509	$185

        The adoption of SFAS No. 123R caused basic and diluted net loss per common share to increase by $1.67 in 2006. No significant income tax benefit was recognized in the consolidated statements of operations for 2007 and 2006.

        The total compensation cost related to unvested stock option and RSU grants not yet recognized as of December 31, 2007 was $2,207 and $844, respectively, and the weighted average period over which these grants are expected to vest is 3.14 and 2.0 years, respectively.

        The Company records equity instruments issued to non-employees as expense at their fair value over the related service period as determined in accordance with SFAS No. 123R and EITF Issue No. 96-18, Accounting for Equity Instruments That are Issued to Other Than Employees for Acquiring, or in Conjunction with Selling Goods and Services, and periodically revalues the equity instruments as they vest. During the years ended December 31, 2007 and 2006, the Company recognized $31 and $16, respectively, of non-employee stock-based compensation.

Income taxes

        Income taxes are accounted for under the asset and liability method. Deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases and operating loss and tax credit carryforwards. The Company measures tax assets and liabilities using the enacted tax rates expected to apply to taxable income in the years in which the Company expects to recover or settle those temporary differences. The Company recognizes the effect of a change in tax rates on deferred tax assets and liabilities in income in the period that includes the enactment date. The Company provides a valuation allowance against net deferred tax assets unless, based upon the available evidence, it is more likely than not that the deferred tax assets will be realized.

        In June 2006, the Financial Accounting Standards Board, or FASB, issued FASB Interpretation, or FIN, No. 48, Accounting for Uncertainty in Income Taxes—an Interpretation of FASB Statement No. 109. FIN No. 48 establishes a single model to address accounting for uncertain tax positions. FIN No. 48 clarifies the accounting for income taxes by prescribing a minimum recognition threshold a tax position is required to meet before being recognized in the consolidated financial statements. FIN No. 48 also provides guidance on derecognition, measurement, classification, interest and penalties, accounting in interim periods, disclosure and transition.

GENOPTIX, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(in thousands, except per share amounts)

1. Organization and Summary of Significant Accounting Policies (Continued)

        The Company adopted the provisions of FIN No. 48 on January 1, 2007. As of the date of adoption, the Company's unrecognized tax benefits totaled $840, all of which, if recognized at a time when the valuation allowance no longer exists, would affect the Company's effective tax rate. The adoption of FIN No. 48 did not result in an adjustment to accumulated deficit as the reserve existed as of December 31, 2006. During the year ended December 31, 2007, the Company's uncertain tax benefits decreased by $163 to a balance of $677 at December 31, 2007. The decrease in uncertain tax benefits is primarily the result of the reduction of certain deferred tax assets, which will expire unused due to the changes in ownership of the Company discussed below. The Company will recognize interest and penalties related to unrecognized tax benefits as a component of income tax expense. The Company has recognized no interest or penalties upon the adoption of FIN No. 48 and recognized no interest or penalties during the year ended December 31, 2007. The Company does not expect any significant increases or decreases to its unrecognized tax benefits within 12 months of this reporting date.

Unrecognized Tax Benefits:
Balance at January 1, 2007	$840
Additions based on tax positions related to the current year	—
Additions for tax positions of prior years	—
Reductions for tax positions of prior years	(163)
Settlements	—

Balance at December 31, 2007	$677

        The Company is subject to U.S. federal and state income tax. The Company is no longer subject to U.S. federal and state income tax examinations for years before 2004 and 2003, respectively. However, to the extent allowed by law, the tax authorities may have the right to examine prior periods where net operating losses or tax credits were generated and carried forward, and make adjustments up to the amount of the net operating loss or credit carryforward amount. The Company is not currently under Internal Revenue Service or state tax examinations.

Comprehensive Income (Loss)

        Comprehensive income (loss) is defined as the change in equity during a period from transactions and other events and circumstances from non-owner sources. Net income (loss) and other comprehensive income (loss), including unrealized gains and losses on investment securities available-for-sale, shall be reported net of their related tax effect to arrive at comprehensive income (loss).

Net Income (Loss) Per Share

        Prior to the Company's initial public offering, or IPO, net income (loss) per share was computed in accordance with EITF Issue No. 03-6, Participating Securities and the Two-Class Method under FASB Statement 128, which established standards regarding the computation of earnings per share, or EPS, by companies that have issued securities other than common stock that contractually entitle the holder to participate in dividends and earnings of the Company. EITF Issue No. 03-6 requires earnings for the

GENOPTIX, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(in thousands, except per share amounts)

1. Organization and Summary of Significant Accounting Policies (Continued)

period, after deduction of preferred stock dividends, to be allocated between the common and preferred stockholders based on their respective rights to receive dividends, whether or not declared. Basic net income (loss) per share is then calculated by dividing income allocable to common stockholders (after the reduction for any preferred stock dividends assuming current income for the period had been distributed) by the weighted average number of shares of common stock outstanding, net of shares subject to repurchase by the Company, during the period. EITF Issue No. 03-6 does not require the presentation of basic and diluted net income (loss) per share for securities other than common stock; therefore, the following net income (loss) per share amounts only pertain to the Company's common stock. The Company calculated diluted net income (loss) per share under the as-if-converted method unless the conversion of the preferred stock was anti-dilutive to basic net income (loss) per share. To the extent preferred stock was anti-dilutive; the Company calculated diluted net income (loss) per share under the two-class method.

        Subsequent to the Company's IPO, net income (loss) per share is computed in accordance with SFAS No. 128, Earnings Per Share. Basic EPS is calculated by dividing the net income or loss allocable to common stockholders by the weighted average number of common shares outstanding for the period, without consideration for common stock equivalents. Diluted EPS is computed by dividing the net income allocable to common stockholders by the weighted average number of common shares outstanding for the period and the weighted average number of dilutive common stock equivalents outstanding for the period determined using the treasury-stock method. For purposes of this calculation, common stock subject to repurchase by the Company, convertible preferred stock, options, RSUs and warrants are considered to be common stock equivalents and are only included in the calculation of diluted earnings per share when their effect is dilutive.

        As a result of the completion of the Company's IPO during the fourth quarter of 2007, the Company allocated income between the preferred and common stockholders on a pro-rata basis over the number of days of the respective periods presented for purposes of determining the income allocable to common stockholders under each of the methods noted above.

GENOPTIX, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(in thousands, except per share amounts)

1. Organization and Summary of Significant Accounting Policies (Continued)

        The net income (loss) per share amounts presented below are based on share and net income amounts that are not rounded and, as such, may result in minor differences from the amounts computed based on the equivalent information presented in thousands.

	Years Ended December 31,
	2007	2006	2005
Numerator:
Net income (loss)	$13,353	$(3,759)	$(9,172)
Income allocable to preferred stockholders	(10,036)	—	—

Net income (loss) allocable to common stockholders	$3,317	$(3,759)	$(9,172)

Denominator:
Weighted average shares of common stock outstanding	2,817	169	99
Weighted average unvested shares of common stock subject to repurchase	(61)	(58)	(17)

Weighted average shares of common stock outstanding—basic	2,756	111	82
Common equivalent shares from options, RSUs and warrants to purchase common stock and unvested shares of common stock subject to repurchase	1,490	—	—

Weighted average shares of common stock outstanding—diluted	4,246	111	82

Net income (loss) per share:
Basic	$1.20	$(33.74)	$(111.33)

Diluted	$0.78	$(33.74)	$(111.33)

        Potentially dilutive securities not included in the calculation of diluted net income (loss) per share because to do so would be anti-dilutive are as follows (in common equivalent shares):

	Years Ended December 31,
	2007	2006	2005
Preferred stock	9,249	11,032	11,032
Preferred stock warrants	—	86	74
Common stock warrants	—	1	1
Common stock options	—	1,633	1,561
Common stock subject to repurchase	—	45	67

	9,249	12,797	12,735

Pro Forma Net Income (Loss) Per Share

        Upon the completion of the Company's IPO on November 2, 2007, all of the Company's previously outstanding preferred shares converted into 11,032 shares of common stock. As a result of the issuance of these shares of common stock, there is a lack of comparability in both the basic and diluted net income (loss) per share amounts for the periods presented. In order to provide a more

GENOPTIX, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(in thousands, except per share amounts)

1. Organization and Summary of Significant Accounting Policies (Continued)

relevant measure of the Company's operating results, a pro forma net income (loss) per share calculation has been included. The shares used to compute pro forma basic and diluted net income (loss) per share include the assumed conversion of all outstanding shares of preferred stock into shares of common stock using the as-if converted method as of the beginning of each period presented or the date of issuance, if later.

	Years Ended December 31,
	2007	2006	2005
Numerator:
Net income (loss) allocable to common stockholders	$13,353	$(3,759)	$(9,172)

Denominator:
Weighted average shares of common stock outstanding	2,817	169	99
Weighted average unvested shares of common stock subject to repurchase	(61)	(58)	(17)
Adjustments to reflect the weighted average effect of the assumed conversion of convertible preferred stock	9,249	11,032	8,861

Pro forma weighted average shares of common stock outstanding—basic	12,005	11,143	8,943
Pro forma common equivalent shares from common and preferred stock warrants	70	—	—
Pro forma common equivalent shares from options to purchase common stock, RSUs and unvested shares of common stock subject to repurchase	1,479	—	—

Pro forma weighted average shares of common stock outstanding—diluted	13,554	11,143	8,943

Pro forma net income (loss) per share:
Basic	$1.11	$(0.34)	$(1.03)

Diluted	$0.99	$(0.34)	$(1.03)

Recent Accounting Pronouncements

        In September 2006, the FASB, issued SFAS No. 157, Fair Value Measurement. SFAS No. 157 defines fair value, establishes a framework for measuring fair value in generally accepted accounting principles, and expands disclosures about fair value measurements, but does not require any new fair value measurement. SFAS No. 157 is effective for fiscal years beginning after November 15, 2007 and interim periods within those fiscal years. The Company is in the process of determining the effect, if any, that the adoption of SFAS No. 157 will have on the consolidated financial statements. Because SFAS No. 157 does not require any new fair value measurements or remeasurements of previously computed fair values, the Company does not believe the adoption of this Statement will have a material effect on its consolidated results of operations or financial condition.

GENOPTIX, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(in thousands, except per share amounts)

1. Organization and Summary of Significant Accounting Policies (Continued)

        In February 2007, the FASB issued SFAS No. 159, The Fair Value Option for Financial Assets and Financial Liabilities. SFAS No. 159, which includes an amendment to SFAS No. 115, Accounting for Certain Investments in Debt and Equity Securities, permits entities the option to measure many financial instruments and certain other items at fair value. SFAS No. 159 is effective for fiscal years beginning after November 15, 2007. The Company is in the process of determining the impact that SFAS No. 159 will have on its consolidated results of operations or financial condition.

2. Balance Sheet Detail

Investment Securities Available-for-Sale

        Investment securities are classified as available-for-sale and consist of high-grade auction rate securities, or ARS, corporate debt securities and government agency securities. All of the corporate debt securities and government agency securities have contractual maturities of less than 18 months and 36 months, respectively, as of December 31, 2007. The ARS have either a stated or a perpetual maturity that is structured with short-term holding periods. At the end of each holding period, a new auction is held to determine the rate or dividend for the next holding period. The Company can sell or continue to hold securities at par at each auction. In order to sell ARS, the auction needs to be successful whereby demand in the marketplace exceeds the supply. The length of each holding period is determined at the original issuance of the ARS. Typically, ARS holding periods range from 7 to 63 days, but occasionally the Company invests in ARS with longer reset dates. As of December 31, 2007, the Company held $17,400 of ARS with stated maturity dates ranging from 2021 to 2047 and reset dates primarily less than 7 months.

	December 31, 2007
		Gross Unrealized
	Amortized Cost			Fair Value
		Gains	Losses
Auction rate securities	$17,373	$27	$—	$17,400
Corporate debt securities	6,415	20	(5)	6,430
Government agency securities	10,995	14	(3)	11,006

	$34,783	$61	$(8)	$34,836

        As of December 31, 2007, the unrealized losses on corporate debt securities and U.S. government agency securities were primarily caused by changes in interest rates. Based on an evaluation of the credit standing of each issuer, management believes it is probable that the Company will be able to collect all amounts due according to the contractual terms. The Company had no realized losses on sales of investment securities available-for-sale for the years ended December 31, 2007, 2006 and 2005.

GENOPTIX, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(in thousands, except per share amounts)

2. Balance Sheet Detail (Continued)

Property and Equipment

        Property and equipment consist of the following:

		December 31,
	Estimated Useful Lives (years)
		2007	2006
Computers and equipment	3	$3,763	$2,691
Furniture and office equipment	5	519	445
Leasehold improvements	6	52	14
Construction in progress	—	59	—

		4,393	3,150
Less accumulated depreciation		(2,443)	(1,863)

		$1,950	$1,287

        Depreciation expense was $580, $630 and $815 for the years ended December 31, 2007, 2006 and 2005, respectively.

        In May 2006, the Company sub-leased its then corporate headquarters under a non-cancelable operating lease that expired in November 2006. In accordance with SFAS No. 146, Accounting for Costs Associated with Exit or Disposal Activities, the Company recorded a charge of $542 related to the present value of the expected loss on the sub-lease of the facility that was vacated in May 2006, including $235 related to tenant improvements.

3. Long-Term Debt

        The Company entered into a series of loan and security agreements with Comerica Bank and its predecessors, or the Loan Agreements, whereby Comerica loaned the Company amounts under equipment loans and an individual term loan. The Company borrowed $284, $715 and $416 under the equipment loans to finance equipment purchases in 2007, 2006 and 2005, respectively, and borrowed $3,000 in 2005 under the term loan to provide additional working capital. The Company repaid $1,791 of outstanding balances under the Loan Agreements in October 2007. As of December 31, 2007, the Company has no outstanding debt under the Loan Agreement and has $1,000 available for future draws under an accounts receivable revolving line of credit which expires on June 30, 2008. No credit is available for future equipment purchases.

        In connection with the Loan Agreements, the Company granted a security interest in substantially all personal property of the Company with the exception of intellectual property and those assets financed by another third party under a separate security agreement. The Loan Agreements contain covenants regarding working capital ratios and require a minimum cash balance of $2,000 to be held at Comerica. Upon the occurrence of an event of default, including a material adverse effect (as defined in the Loan Agreements), Comerica may declare all outstanding amounts due and payable. As of December 31, 2007, the Company was in compliance with all debt covenants.

        Additionally, in connection with the Loan Agreements, the Company issued warrants that are exercisable for common stock (see Note 4).

GENOPTIX, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(in thousands, except per share amounts)

3. Long-Term Debt (Continued)

4. Stockholders' Equity

Reverse Stock Split

        On October 15, 2007, the Company effected a 1-for-4.75 reverse stock split of the Company's common stock. The accompanying consolidated financial statements and notes to the consolidated financial statements give retroactive effect to the reverse stock split for all periods presented.

Initial Public Offering

        On November 2, 2007, the Company completed its IPO whereby it sold 4,736 shares of common stock at $17.00 per share and received net proceeds of $72,538 (after underwriting discounts and commissions and offering costs). The sale of these shares included the underwriter's exercise in full of their option to purchase 450 additional shares from the Company. In connection with the closing of the IPO, the 52,401 outstanding shares of convertible preferred stock automatically converted into an aggregate of 11,032 shares of common stock.

Stock Options Plans

        In connection with the Company's IPO, the 2007 Equity Incentive Plan, or the 2007 Plan, and the 2007 Non-Employee Directors' Stock Option Plan, or 2007 Directors' Plan, became effective. Prior to the IPO, all options outstanding were governed by the Company's 2001 Equity Incentive Plan, as amended, or 2001 Plan. The 2001 Plan, 2007 Plan and 2007 Directors' Plan are collectively referred to as the "Equity Incentive Plans."

2001 Equity Incentive Plan

        Under the 2001 Plan, options are generally exercisable for up to 10 years from the date of grant and vest over a four-year period, with 25% of the grant vesting on the first anniversary of the vesting base date and the remaining 75% vesting in equal monthly installments over the remaining three years. Upon adoption of the 2007 Plan, the Company will not make further grants from the 2001 Plan.

2007 Equity Incentive Plan

        The 2007 Plan provides for the grant of incentive stock options, nonstatutory stock options, restricted stock awards, restricted stock unit awards, stock appreciation rights, performance-based stock awards, and other forms of equity compensation, or collectively, stock awards. In addition, the 2007 Plan provides for the grant of performance cash awards. The aggregate number of shares of common stock that may be issued initially pursuant to stock awards under the 2007 Plan is 1,500 shares, plus the 75 shares that remained available for future issuance under the Company's 2001 Plan as of the effective date of the 2007 Plan. In addition, the number of shares of common stock reserved for issuance automatically increases (i) on January 1 of each calendar year, from January 1, 2008 through January 1, 2017, by the least of (a) 3% of the total number of shares of the Company's common stock outstanding on December 31 of the preceding calendar year, (b) 750 shares, or (c) a number determined by the Company's board of directors that is less than (a) or (b) and (ii) from time to time by shares that are issuable pursuant to options under the 2001 Plan that are forfeited or expire. The exercise price for an incentive or a nonstatutory stock option cannot be less than 100% of the fair market value of the Company's common stock on the date of grant. Options granted will generally vest over a four-year period and the term can be up to ten years.

GENOPTIX, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(in thousands, except per share amounts)

4. Stockholders' Equity (Continued)

2007 Non-Employee Directors' Stock Option Plan

        The 2007 Directors' Plan provides for the automatic grant of nonstatutory stock options to purchase shares of the Company's common stock to the Company's non-employee directors and will terminate at the discretion of the Company's board of directors. An aggregate of 250 shares of the Company's common stock are reserved for issuance under the 2007 Directors' Plan. This amount increases automatically annually on January 1, from 2008 until 2017, by an aggregate number of shares of the Company's common stock equal to the number of shares subject to options granted as initial grants and annual grants under the 2007 Directors' Plan during the immediately preceding year or a lesser amount as determined by the Company's board of directors. The exercise price of the options granted under the 2007 Directors' Plan will be equal to 100% of the fair market value of the Company's common stock on the date of grant with initial grants vesting in equal monthly installments over three years after the date of grant and annual grants vesting in equal monthly installments over 12 months after the date of grant. The term of these stock options can be up to ten years.

        Following is a summary of activity under the Equity Incentive Plans:

		Options Outstanding
	Shares Available for Grant Under Equity Incentive Plans
		Number of Shares	Weighted Average Exercise Price Per Share	Weighted Average Contractual Term (Years)	Aggregate Intrinsic Value
Balance at December 31, 2004	267	905	$0.62
Additional shares reserved	787	—
Options granted	(779)	779	$0.38
Options cancelled	56	(56)	$0.55
Options exercised	—	(67)	$0.38
Repurchases	1	—	$0.33

Balance at December 31, 2005	332	1,561	$0.51
Options granted	(212)	212	$0.49
Options cancelled	84	(84)	$0.82
Options exercised	—	(56)	$0.38
Repurchases	—	—	$0.38

Balance at December 31, 2006	204	1,633	$0.50	7.99	$13,898

Additional shares reserved	1,750	—
Restricted stock units issued	(29)
Options granted	(178)	178	$10.18
Options cancelled	37	(37)	$1.45
Options exercised	—	(130)	$0.43

Balance at December 31, 2007	1,784	1,644	$1.61	7.08	$47,819

Vested and expected to vest at December 31, 2007		1,543	$1.53	7.01	$45,010

Exercisable at December 31, 2007		1,091	$0.59	6.48	$32,864

GENOPTIX, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(in thousands, except per share amounts)

4. Stockholders' Equity (Continued)

        In December 2007, the Company granted 29 RSUs to certain Cartesian employees under the 2007 Plan. The RSUs were granted in exchange for services and require no cash consideration from the Cartesian employees. The RSUs vest in four equal semi-annual installments with one common share issued per RSU on the vesting date, subject to delay under certain circumstances. The fair value of the RSUs was measured at the grant date in December 2007 and is amortized on a straight-line basis over the two-year service period. During the year ended December 31, 2007, no RSUs were vested or forfeited and stock-based compensation expense of $15 was recorded in cost of revenues. As of December 31, 2007, the aggregate intrinsic value of the outstanding RSUs was $899.

        In connection with the preparation of the Company's consolidated financial statements for the years ended December 31, 2007 and 2006, as part of its IPO, management (all of whom are related parties), reassessed the fair value of the Company's common stock. At the time of the issuances of stock options, the Company believed its estimates of the fair value of its common stock was reasonable and consistent with its understanding of how similarly situated companies in its industry were valued. The Company undertook to prepare an in-depth retrospective valuation at each quarter-end in 2006 and 2007 until the completion of the Company's IPO in the fourth quarter of 2007 by reviewing each critical estimate in its valuation. Due to the retrospective nature of the analysis, the Company adjusted its original determination of the fair value of its common stock and related underlying assumptions as a result of increasing the likelihood of a liquidity event in the form of an IPO. As a result of the consistent and significant growth of its business at each quarterly reporting period, the Company reduced its estimated weighted average cost of capital and also reduced the discount for incremental lack of control and illiquidity. In addition, the Company increased the probability of achieving the high end of its performance scenarios. The Company's reassessment using its updated analysis resulted in the increase of its common stock value in each quarter in 2006 and 2007 until the completion of the Company's IPO in the fourth quarter of 2007. The Company made no adjustments to its original determination of the fair market value of its common stock during any periods prior to 2006 since substantially all of the Company's enterprise value was allocated to preferred stock in those periods due to: significant operating losses in 2005; weak financial condition in 2005; low likelihood of a liquidity event; liquidation preferences of participating preferred stock in excess of enterprise value throughout 2005; risks affecting the Company's business; and the lack of marketability of the Company's common stock. In addition, in connection with the preparation of the Company's consolidated financial statements for the three months ended September 30, 2007 and December 31, 2007, the Company concluded that the original determination of the fair value of its common stock, for the period including the third quarter of 2007 through the closing of the IPO, required no adjustment due to the strong correlation between the determined fair value and the pricing of the IPO.

GENOPTIX, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(in thousands, except per share amounts)

4. Stockholders' Equity (Continued)

        Quarterly information on stock options granted from January 1, 2006 through December 31, 2007, is summarized as follows:

Grants Made During the Three Months Ended	Number of Options Granted	Weighted Average Exercise Price	Weighted Average Reassessed Fair Value per Share	Weighted Average Intrinsic Value per Share
March 31, 2006	15	$0.38	$5.13	$4.75
June 30, 2006	20	$0.38	$6.51	$6.13
September 30, 2006	164	$0.38	$7.98	$7.60
December 31, 2006	13	$2.14	$8.98	$6.84
March 31, 2007	19	$2.14	$11.64	$9.50
June 30, 2007	44	$7.73	$15.30	$7.57
September 30, 2007	48	$9.03	$15.30	$6.27
December 31, 2007(1)	67	$14.84	$17.97	$3.13

(1)
The weighted average reassessed fair value per share for grants subsequent to the completion of the Company's IPO are based on the closing price of the Company's common stock on The NASDAQ Global Market.

        Based on the reassessed fair values of the Company's common stock, the Company concluded that options to purchase 162 and 212 shares of common stock granted during the years ended December 31, 2007 and 2006, respectively, were at exercise prices below their reassessed values. The reassessed fair values above may not reflect the fair values that would result from the application of other valuation methods, including accepted valuation methods for tax purposes.

        The aggregate exercise date intrinsic value of options exercised during the years ended December 31, 2007 and 2006 was approximately $1,993 and $428, respectively.

        At December 31, 2007, the Company had 64 shares subject to repurchase for less than $30.

        At December 31, 2006, the Company had 45 shares subject to repurchase for less than $20.

Option Repricings

        On October 5, 2007, as a result of retrospective valuations performed in connection with the Company's IPO, the Company amended stock option awards originally granted in July 2006 to increase the exercise price of such options from $0.38 per share to $1.24 per share, the price the Company's board of directors retrospectively determined to be the fair market value of the underlying common shares on the date of grant. Additionally, the Company agreed to pay the holders of such options an amount for the difference in the stock option pricing and certain of the related tax consequences. As a result of the repricing, and cash compensation, the Company recorded a charge of approximately $200 in its statement of operations in October 2007.

2007 Employee Stock Purchase Plan

        The 2007 Employee Stock Purchase Plan, or 2007 ESPP, authorizes the issuance of 500 shares of the Company's common stock pursuant to purchase rights granted to the Company's employees. The number of shares of the Company's common stock reserved for issuance automatically increases on

GENOPTIX, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(in thousands, except per share amounts)

4. Stockholders' Equity (Continued)

January 1 of each calendar year, from January 1, 2008 through January 1, 2017, by the least of (a) 1% of the total number of shares of the Company's common stock outstanding on December 31 of the preceding calendar year, (b) 250 shares or (c) a number determined by the Company's board of directors that is less than (a) or (b). The 2007 ESPP is implemented through a series of offerings of purchase rights to eligible employees. Under the 2007 ESPP, the Company may specify offerings with duration of not more than 27 months, and may specify shorter purchase periods within each offering. Each offering will have one or more purchase dates on which shares of the Company's common stock will be purchased for employees participating in the offering. An offering may be terminated under certain circumstances. Generally, all regular employees, including executive officers, employed by the Company may participate in the 2007 ESPP and may contribute up to 15% of their earnings, subject to certain limitations, for the purchase of the Company's common stock under the 2007 ESPP. Unless otherwise determined by the Company's board of directors, common stock will be purchased for accounts of employees participating in the 2007 ESPP at a price per share equal to the lower of (a) 85% of the fair market value of a share of the Company's common stock on the first date of an offering or (b) 85% of the fair market value of a share of the Company's common stock on the date of purchase. During the first purchase period, employees are permitted to contribute via cash payment up to the end of the purchase period. Employees may withdraw from a purchase period at any time excluding the 10 days prior to the purchase date. For the year ended December 31, 2007, no contributions had been received from employees and no stock-based compensation was recorded in connection with the 2007 ESPP.

Warrants

        During April and July 2002, the Company issued warrants that are exercisable for an aggregate of 10 shares of common stock. The warrants have an exercise price of $6.32 per share and expire at various dates through July 2009.

        In November 2002, March 2004, May 2005 and May 2006, the Company issued warrants that are exercisable for common stock, in connection with certain Loan Agreements. The fair value of the warrants was estimated based on the Black-Scholes valuation model with the fair value recorded as debt discount and amortized to interest expense over the term of the related loans.

        The warrant issuances are summarized as follows:

Issuance date	November 2002	March 2004	May 2005	May 2006
Shares	2	4	58	12
Exercise price per share	$6.32	$4.25	$3.02	$3.02
Risk-free interest rate	5.00%	6.00%	4.30%	5.09%
Dividend yield	0%	0%	0%	0%
Expected life of warrants (years)	10	10	10	10
Volatility	60%	60%	60%	68%
Total fair value	$12	$11	$127	$78

GENOPTIX, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(in thousands, except per share amounts)

4. Stockholders' Equity (Continued)

Shares of Common Stock Reserved for Issuance

        Shares of common stock were reserved for future issuance at December 31, 2007 as follows:

Stock options outstanding	1,644
Restricted stock units outstanding	29
Authorized for future issuance under equity compensation plans	2,284
Stock warrants outstanding	86

Total shares of common stock reserved for future issuance	4,043

5. Commitments and Contingencies

Leases

        The Company leased its laboratory and office facilities under a noncancelable operating lease that terminated in 2006. In May 2006, the Company subleased approximately 47 thousand square feet of laboratory and office facilities under a noncancelable operating lease that terminates in 2012. In May 2007, the Company amended its sublease agreement to take an additional 15 thousand square feet. The sublease is subject to rent holidays and rent increases. The Company has a $450 standby letter of credit with a financial institution in connection with the office facility sublease.

        Rent expense totaled $1,272, $874 and $683 for the years ended December 31, 2007, 2006 and 2005, respectively.

        Future minimum payments under noncancelable operating leases as of December 31, 2007 are as follows:

Operating Leases
2008	$1,381
2009	1,420
2010	1,430
2011	1,419
2012	717
Thereafter	—

Total minimum lease payments	$6,367

Contingencies

        The Company is reimbursed for services provided to patients under certain programs administered by governmental agencies. Laws and regulations governing the Medicare and Medicaid programs are complex and subject to interpretation. The Company believes that it is in compliance in all material respects with all applicable laws and regulations and it is not aware of any significant pending or threatened inquiries involving allegations of potential wrongdoing. While no such regulatory inquiries have been made, compliance with such laws and regulations can be subject to future government review and interpretation as well as significant regulatory action including fines, penalties and exclusion from the Medicare and Medicaid programs.

GENOPTIX, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(in thousands, except per share amounts)

5. Commitments and Contingencies (Continued)

        The Company is insured for medical malpractice risks on a claims-made basis under certain professional liability insurance policies. No malpractice claims have been made against the Company as of December 31, 2007.

6. Income Taxes

        The Company reported net losses for all periods through December 31, 2006, and therefore, no provision for income taxes was recorded. The provision for income taxes for the year ended December 31, 2007 primarily results from alternative minimum taxes and other state taxes and consists of the following:

Year Ended December 31, 2007
Current:
Federal	$263
State	176

439

Deferred:
Federal	—
State	—

—

Provision for income taxes	$439

        The effective tax rate on income taxes is reconciled to the statutory federal income tax rate as follows:

	Years Ended December 31,
	2007	2006	2005
Tax computed at the federal statutory rate	35.0%	35.0%	35.0%
State income taxes, net of federal benefit	6.4%	5.5%	5.8%
Stock-based compensation	0.9%	(1.9)%	0.0%
Tax credits	0.0%	0.6%	0.2%
Tax attribute reduction	19.2%	0.0%	0.0%
Permanent differences and other	0.3%	(1.5)%	(0.4)%
Change in valuation allowance	(58.6)%	(37.7)%	(40.6)%

Actual rate	3.2%	0.0%	0.0%

        Deferred tax assets and liabilities are determined based on differences between financial reporting and tax bases of assets and liabilities, and are measured using the enacted tax rates and laws that will

GENOPTIX, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(in thousands, except per share amounts)

6. Income Taxes (Continued)

be in effect when the differences are expected to reverse. Significant components of the deferred tax assets are as follows:

	December 31,
	2007	2006
Deferred tax assets:
Net operating loss carryforwards	$11,551	$19,819
Credit carryforwards	1,017	834
Accrued expenses	1,058	808
Intangible assets	1,307	1,563
Stock-based compensation	77	—
Other	31	26

	15,041	23,050
Valuation allowance	(14,931)	(23,010)

Total deferred tax assets, net of valuation allowance	110	40
Deferred tax liabilities:
Fixed assets	(110)	(40)

Net	$—	$—

        A valuation allowance of $14,931 and $23,010 at December 31, 2007 and 2006, respectively, has been recorded to offset net deferred tax assets as the Company is unable to conclude that it is more likely than not that such deferred tax assets will be realized.

        At December 31, 2007, the Company had federal and state net operating loss carryforwards of approximately $28,465 and $28,496, respectively. If not used, the federal and state net operating loss carryforwards will begin expiring in 2020 and 2008, respectively. As of December 31, 2007, the Company had federal and state research and development credit carryforwards of approximately $372 and $427, respectively. The federal research and development credit carryforwards begin expiring in 2021. The state research credit carryforwards do not expire. At December 31, 2007, the Company has federal and state alternative minimum tax, or AMT, credit carryforwards of approximately $285 and $86, respectively. The federal and state AMT credit carryforwards do not expire.

        Utilization of net operating losses carryforwards, credit carryforwards, and certain deductions may be subject to a substantial annual limitation due to ownership change limitations provided by the Internal Revenue Code of 1986, as amended, and similar state provisions. The tax benefits related to future utilization of federal and state net operating loss carryforwards, credit carryforwards, and other deferred tax assets may be limited or lost if cumulative changes in ownership exceeds 50% within any three-year period. Additional limitations on the use of these tax attributes could occur in the event of possible disputes arising in examinations from various taxing authorities. Currently, the Company is not under examination by any taxing authorities. Any net operating loss or credit carryforwards that will expire prior to utilization as a result of such limitations will be removed from deferred tax assets with a corresponding reduction of the valuation allowance.

        At December 31, 2007, the Company had net deferred tax assets of $14,931. A significant component of the Company's deferred tax assets are federal and state tax net operating loss

GENOPTIX, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(in thousands, except per share amounts)

6. Income Taxes (Continued)

carryforwards and research and development credit carryforwards. Due to uncertainties surrounding the Company's ability to generate sufficient future taxable income to realize these assets, a full valuation has been established to offset its net deferred tax asset. Additionally, the future utilization of the Company's net operating loss and research and development credit carryforwards to offset future taxable income may be subject to an annual limitation as a result of ownership changes that may have occurred previously or that could occur in the future. The Company has had two "change in ownership" events that limit the utilization of net operating loss and credit carryforwards. The "change in ownership" events occurred in March 2000 and December 2001 and result in annual net operating loss limitations of $59 and $165, respectively. These limitations will result in the expiration of unused net operating loss carryforwards, federal tax credits and state tax credits in the amount of $6,163, $154 and $246, respectively. At December 31, 2007, net deferred tax assets were reduced by $2,670, with a corresponding reduction of the valuation allowance.

        Significant judgment is required in determining the Company's provision for income taxes. In the ordinary course of business, there are many transactions for which the ultimate tax outcome is uncertain. Despite the Company's belief that the tax return positions are fully supportable, the Company believes that certain positions may be challenged and may not be sustained on review by tax authorities. No assurance can be given that the final resolution of these matters will not be materially different than those reflected in the Company's historical income tax provisions and accruals. Such determinations could have a material effect on the Company's income tax provisions or benefits in the period in which such determination is made.

7. Employee Savings Plan

        The Company has a 401(k) program, which allows participating employees to contribute up to 100% of their salary, subject to annual limits. The Company's board of directors may, in its sole discretion, approve Company contributions. No such contributions have been approved or made as of December 31, 2007.

8. Selected Quarterly Financial Data (Unaudited)

        The following financial information reflects all normal recurring adjustments, which are, in the opinion of management, necessary for a fair statement of the results of the interim periods. Selected quarterly financial data for years ended December 31, 2007 and 2006 are as follows:

	Year Ended December 31, 2007(1)
	1st Quarter	2nd Quarter	3rd Quarter	4th Quarter
Selected quarterly financial data:
Revenues(2)	$10,651	$13,948	$16,171	$18,562
Gross profit	6,014	8,555	9,658	10,999
Total operating expenses(3)	4,633	4,694	6,002	6,855
Net income	1,325	3,767	3,587	4,674
Net income per common share—basic	$—	$0.31	$0.43	$0.30

Net income per common share—diluted	$—	$0.03	$0.06	$0.27

GENOPTIX, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(in thousands, except per share amounts)

8. Selected Quarterly Financial Data (Unaudited) (Continued)

	Year Ended December 31, 2006(1)
	1st Quarter	2nd Quarter	3rd Quarter	4th Quarter
Selected quarterly financial data:
Revenues(2)	$4,009	$5,270	$6,911	$7,828
Gross profit	1,530	2,209	3,143	4,005
Total operating expenses(3)	2,838	3,789	3,880	4,309
Net loss	(1,324)	(1,306)	(771)	(358)
Net loss per common share—basic	$(16.06)	$(15.24)	$(6.07)	$(2.40)

Net loss per common share—diluted	$(16.06)	$(15.24)	$(6.07)	$(2.40)

(1)
Loss per share is computed independently for each of the quarters presented. Therefore, the sum of the quarterly net loss per share will not necessarily equal the total for the year.

(2)
During the three months ended June 30, 2007, September 30, 2007, and December 31, 2007, the Company recorded positive changes in accounting estimates to reduce contractual allowances by $938, $612, and $456, respectively, of which $792 related to revenues originally recorded in 2006. These changes in accounting estimates related to non-contracted payors and resulted from continued improvements to our billing systems, collection processes, and favorable experience in the collection of accounts receivable. In the consolidated statement of operations, the reduction in contractual allowances resulted in an increase to revenues.

(3)
During the three months ended June 30, 2007, September 30, 2007, and December 31, 2007, the Company recorded positive changes in accounting estimates to reduce the allowance for doubtful accounts by $327, $134, and $872, respectively, of which $666 related to accounts receivable originally recorded in 2006. These changes in accounting estimates related to non-contracted payors and resulted from continued improvements to our billing systems, collection processes, and favorable experience in the collection of accounts receivable. In the consolidated statement of operations, the reduction in the allowance for doubtful accounts resulted in a decrease to general and administrative expenses.

9. Subsequent Events

        In February 2008, the Company entered into a two-year lease for an additional approximately 12 thousand square feet of administrative office space in Carlsbad, California The lease contains three one-year extension options and is subject to rent holidays and rent increases. The noncancelable future minimum payments under the lease total $293, $361 and $30 for the years ending December 31, 2008, 2009 and 2010, respectively.

10. Recent Event (Unaudited—Subsequent to the Date of the Report of Independent Registered Public Accounting Firm)

        The Company's short-term investments included $17,400 and $15,500 of auction rate securities issued primarily by municipalities and universities as of December 31, 2007 and February 13, 2008, respectively. On February 13, 2008, the Company was informed that there was insufficient demand at auction (also known as failure to settle) for two of its auction rate securities: District Columbia Savrs-

GENOPTIX, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(in thousands, except per share amounts)

10. Recent Event (Unaudited—Subsequent to the Date of the Report of Independent Registered Public Accounting Firm) (Continued)

Freedom Forum B and George Washington University De Savres-Ser B, representing approximately $5,000 and $3,000, respectively. As a result, these affected securities are currently not liquid. However, the Company now earns a higher interest rate of 175% of one month's LIBOR (approximately 5.4% at February 12, 2008) on these specific investments. The Company's remaining auction rate securities representing approximately $7,500 are subject to the same market forces and may also fail to settle. In the event the Company needs to access the funds that are in an illiquid state, it will not be able to do so without the possible loss of principal, until a future auction for these investments is successful or they are redeemed by the issuer or they mature. At this time, management has not obtained sufficient evidence to conclude that these investments are impaired or that they will not be settled in the short term, although the market for these investments is presently uncertain. If we are unable to sell these securities in the market or they are not redeemed, then the Company could be required to hold them to maturity. The Company does not have a need to access these funds for operational purposes for the foreseeable future. The Company will continue to monitor and evaluate these investments on an ongoing basis for impairment or for the need to reclassify to long term investments.

4,200,000 Shares

Common Stock

PROSPECTUS
                                , 2008

Sole Book-Running Manager

LEHMAN BROTHERS

BANC OF AMERICA SECURITIES LLC
UBS INVESTMENT BANK
COWEN AND COMPANY

PART II

INFORMATION NOT REQUIRED IN PROSPECTUS

Item 13.    Other expenses of issuance and distribution.

        The following table sets forth all costs and expenses, other than underwriting discounts and commissions which are to be paid by the selling stockholders, payable by us in connection with the sale of the common stock being registered. All amounts shown are estimates except for the Securities and Exchange Commission, or SEC, registration fee, the National Association of Securities Dealers, or NASD, filing fee and The NASDAQ Global Market filing fee.

Amount to be paid
SEC registration fee	$5,550
NASD filing fee	14,621
Blue sky qualification fees and expenses	20,000
Printing and engraving expenses	125,000
Legal fees and expenses	275,000
Accounting fees and expenses	125,000
Transfer agent and registrar fees and expenses	30,000
Miscellaneous expenses	29,829

Total	625,000

Item 14.    Indemnification of directors and officers.

        We are incorporated under the laws of the State of Delaware. Section 145 of the Delaware General Corporation Law provides that a Delaware corporation may indemnify any persons who are, or are threatened to be made, parties to any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative (other than an action by or in the right of such corporation), by reason of the fact that such person was an officer, director, employee or agent of such corporation, or is or was serving at the request of such person as an officer, director, employee or agent of another corporation or enterprise. The indemnity may include expenses (including attorneys' fees), judgments, fines and amounts paid in settlement actually and reasonably incurred by such person in connection with such action, suit or proceeding, provided that such person acted in good faith and in a manner he or she reasonably believed to be in or not opposed to the corporation's best interests and, with respect to any criminal action or proceeding, had no reasonable cause to believe that his or her conduct was illegal. A Delaware corporation may indemnify any persons who are, or are threatened to be made, a party to any threatened, pending or completed action or suit by or in the right of the corporation by reason of the fact that such person was a director, officer, employee or agent of such corporation, or is or was serving at the request of such corporation as a director, officer, employee or agent of another corporation or enterprise. The indemnity may include expenses (including attorneys' fees) actually and reasonably incurred by such person in connection with the defense or settlement of such action or suit provided such person acted in good faith and in a manner he or she reasonably believed to be in or not opposed to the corporation's best interests except that no indemnification is permitted without judicial approval if the officer or director is adjudged to be liable to the corporation. Where an officer or director is successful on the merits or otherwise in the defense of any action referred to above, the corporation must indemnify him or her against the expenses which such officer or director has actually and reasonably incurred. Our amended and restated certificate of incorporation and amended and restated bylaws provide for the indemnification of our directors and officers to the fullest extent permitted under the Delaware General Corporation Law.

        Section 102(b)(7) of the Delaware General Corporation Law permits a corporation to provide in its certificate of incorporation that a director of the corporation shall not be personally liable to the corporation or its stockholders for monetary damages for breach of fiduciary duties as a director, except for liability for any:

  •
  transaction from which the director derives an improper personal benefit;

  •
  act or omission not in good faith or that involves intentional misconduct or a knowing violation of law;

  •
  unlawful payment of dividends or redemption of shares; or

  •
  breach of a director's duty of loyalty to the corporation or its stockholders.

        Our amended and restated certificate of incorporation and amended and restated bylaws include such a provision. Expenses incurred by any officer or director in defending any such action, suit or proceeding in advance of its final disposition shall be paid by us upon delivery to us of an undertaking, by or on behalf of such director or officer, to repay all amounts so advanced if it shall ultimately be determined that such director or officer is not entitled to be indemnified by us.

        Section 174 of the Delaware General Corporation Law provides, among other things, that a director, who willfully or negligently approves of an unlawful payment of dividends or an unlawful stock purchase or redemption, may be held liable for such actions. A director who was either absent when the unlawful actions were approved, or dissented at the time, may avoid liability by causing his or her dissent to such actions to be entered in the books containing minutes of the meetings of the board of directors at the time such action occurred or immediately after such absent director receives notice of the unlawful acts.

        As permitted by the Delaware General Corporation Law, we have entered into indemnity agreements with each of our directors and executive officers, that require us to indemnify such persons against any and all expenses (including attorneys' fees), witness fees, damages, judgments, fines, settlements and other amounts incurred (including expenses of a derivative action) in connection with any action, suit or proceeding, whether actual or threatened, to which any such person may be made a party by reason of the fact that such person is or was a director, an officer or an employee of Genoptix or any of its affiliated enterprises. Under these agreements, we are not required to provide indemnification for certain matters, including:

  •
  indemnification for any proceeding with respect to the unlawful payment of remuneration to the director or officer;

  •
  indemnification for certain proceedings involving a final judgment that the director or officer is required to disgorge profits from the purchase or sale of our securities or a final judgment that the director's or officer's conduct was in bad faith, knowingly fraudulent or deliberately dishonest or constituted willful misconduct or a breach of his or her duty of loyalty;

  •
  indemnification for proceedings or claims brought by an officer or director against us or any of our directors, officers, employees or agents, except for claims to establish a right of indemnification or proceedings or claims approved by our board of directors or required by law;

  •
  indemnification for settlements the director or officer enters into without our written consent; or

  •
  indemnification in violation of any undertaking required by the Securities Act or in any registration statement that we file.

The indemnification agreements also set forth certain procedures that will apply in the event of a claim for indemnification thereunder.

        At present, there is no pending litigation or proceeding involving any of our directors or executive officers as to which indemnification is required or permitted, and we are not aware of any threatened litigation or proceeding that may result in a claim for indemnification.

        We have an insurance policy covering our officers and directors with respect to certain liabilities, including liabilities arising under the Securities Act of 1933, as amended, or the Securities Act, or otherwise.

        We plan to enter into an underwriting agreement which provides that the underwriters are obligated, under some circumstances, to indemnify our directors, officers and controlling persons against specified liabilities, including liabilities under the Securities Act.

        Reference is made to the following documents filed as exhibits to this registration statement regarding relevant indemnification provisions described above and elsewhere herein:

Exhibit document	Number
Form of Underwriting Agreement	1.1
Amended and Restated Certificate of Incorporation	3.1
Amended and Restated Bylaws	3.2
Amended and Restated Investor Rights Agreement dated May 9, 2005 between the Registrant and certain of its stockholders	4.9
First Amendment to Amended And Restated Investors' Rights Agreement, dated August 3, 2005, by and among the Registrant and certain of its stockholders	4.10
Form of Indemnity Agreement	10.1

Item 15.    Recent sales of unregistered securities.

        The following sets forth information regarding all unregistered securities sold since January 1, 2005:

          (1)   In August 2004 and January 2005, in connection with our Series 1-C preferred stock financing, we issued an aggregate of 6,718,940 shares of our Series 1-C preferred stock to 16 accredited investors, at $0.893 per share, for an aggregate purchase price of approximately $6.0 million. These shares converted into an aggregate of 1,414,513 shares of our common stock upon the completion of our initial public offering, or IPO.

          (2)   In May and August 2005, in connection with our Series 1-D preferred stock financing, we issued an aggregate of 20,504,733 shares of our Series 1-D preferred stock to 18 accredited investors, at $0.634 per share, for an aggregate purchase price of approximately $13.0 million. These shares converted into an aggregate of 4,316,785 shares of our common stock upon the completion of our IPO.

          (3)   In May 2005, in connection with a debt financing with Comerica Bank, we issued a warrant to purchase 276,025 shares of our Series 1-D preferred stock, at an initial exercise price of $0.634 per share. This warrant became exercisable for an aggregate of 58,110 shares of our common stock at an exercise price equal to $3.01 per share upon the completion of our IPO.

          (4)   In May 2006, in connection with a debt financing with Comerica Bank, we issued a warrant to purchase 55,205 shares of our Series 1-D preferred stock, at an initial exercise price of $0.634 per share. This warrant became exercisable for an aggregate of 11,622 shares of our common stock at an exercise price equal to $3.01 per share upon the completion of our IPO.

          (5)   We have granted options under our amended and restated 2001 equity incentive plan and amended and restated 2007 equity incentive plan to purchase 1,154,216 shares of common stock to employees, directors and consultants, having exercise prices ranging from $0.38 to $17.00 per share. Options to purchase 268,124 shares of common stock have been exercised for aggregate consideration of $109,148, at exercise prices ranging from $0.38 to $14.25 per share.

        The offers, sales, and issuances of the securities described in paragraphs (1) through (4) were deemed to be exempt from registration under the Securities Act in reliance on Section 4(2) of the Securities Act and Rule 506 promulgated under Regulation D promulgated thereunder as transactions by an issuer not involving a public offering. The recipients of securities in each of these transactions acquired the securities for investment only and not with a view to or for sale in connection with any distribution thereof and appropriate legends were affixed to the securities issued in these transactions. Each of the recipients of securities in these transactions was an accredited investor within the meaning of Rule 501 of Regulation D under the Securities Act and had adequate access, through employment, business or other relationships, to information about us.

        The offers, sales and issuances of the securities described in paragraph (5) were deemed to be exempt from registration under the Securities Act in reliance on Rule 701 in that the transactions were under compensatory benefit plans and contracts relating to compensation as provided under Rule 701. The recipients of such securities were our employees, directors or bona fide consultants and received the securities under our amended and restated 2001 equity incentive plan and amended and restated 2007 equity incentive plan. Appropriate legends were affixed to the securities issued in these transactions. Each of the recipients of securities in these transactions had adequate access, through employment, business or other relationships, to information about us.

Item 16.    Exhibits and financial statement schedules.

(a)
Exhibits.

Exhibit number	Description of document
1.1	Form of Underwriting Agreement
3.1(1)	Amended and Restated Certificate of Incorporation of the Registrant
3.2(1)	Amended and Restated Bylaws of the Registrant
4.1(2)	Form of the Registrant's Common Stock Certificate
4.2(2)	Amended and Restated Warrant to Purchase Stock issued by the Registrant on April 19, 2002 to General Electric Corporation
4.3(2)	Amended and Restated Warrant to Purchase Stock issued by the Registrant on July 29, 2002 to General Electric Corporation
4.4(2)	Amended and Restated Warrant to Purchase Stock issued by the Registrant on November 26, 2002 to Comerica Bank
4.5(2)	Amended and Restated Warrant to Purchase Stock issued by the Registrant on March 8, 2004 to Comerica Bank
4.6(2)	Warrant to Purchase Stock issued by the Registrant on May 9, 2005 to Comerica Bank
4.7(2)	Warrant to Purchase Stock issued by the Registrant on May 30, 2006 to Comerica Bank
4.8(2)	Amended and Restated Investors' Rights Agreement, dated May 9, 2005, by and among the Registrant and certain of its stockholders

4.9(2)	First Amendment to Amended and Restated Investors' Rights Agreement, dated August 3, 2005, by and among the Registrant and certain of its stockholders
5.1	Opinion of Cooley Godward Kronish LLP
10.1†(2)	Form of Indemnity Agreement by and between the Registrant and its directors and executive officers
10.2†(2)
2001 Equity Incentive Plan and Form of Option Agreement (Employees), Form of Option Agreement (Executive Officers), Form of Stock Option Grant Notice, Notice of Exercise and Early Exercise Stock Purchase Agreement and Notice of Exercise and other exhibits thereto thereunder
10.3†(2)	2007 Equity Incentive Plan and Form of Stock Option Agreement, Form of Stock Option Grant Notice and Notice of Exercise thereunder
10.4†(2)	2007 Employee Stock Purchase Plan and Form of Offering Document thereunder
10.5†(2)	2007 Non-Employee Directors' Stock Option Plan and Form of Stock Option Agreement, Form of Initial and Annual Stock Option Grant Notice and Notice of Exercise thereunder
10.6†(2)	Non-Employee Director Compensation Policy
10.7†(3)	2008 Annual Executive Bonus Plan
10.8†(2)	Employment Agreement, dated October 4, 2007, between Registrant and Tina S. Nova, Ph.D.
10.9†(2)	Employment Agreement, dated October 4, 2007, between Registrant and Samuel Riccitelli
10.10†(2)	Employment Agreement, dated October 4, 2007, between Registrant and Douglas Schuling
10.11†(4)	Offer Letter, dated September 11, 2007, between the Registrant and Christian V. Kuhlen, M.D., Esq.
10.12†(5)	Employment Agreement, dated December 10, 2007, between the Registrant and Christian V. Kuhlen, M.D., Esq.
10.13(2)	Amended and Restated Sublease Agreement, dated May 1, 2006, by and between the Registrant and CancerVax Corporation
10.14(2)	Amendment No. 1 to Sublease, dated April 2, 2007, by and between the Registrant and Micromet, Inc.
10.15(2)	Amended and Restated Loan and Security Agreement, dated May 9, 2005, between the Registrant and Comerica Bank
10.16(2)	First Amendment to Amended and Restated Loan and Security Agreement, dated May 30, 2006, between the Registrant and Comerica Bank
10.17(2)	Second Amendment to Amended and Restated Loan and Security Agreement, dated October 24, 2006, between the Registrant and Comerica Bank
10.18(4)	Third Amendment to Amended and Restated Loan and Security Agreement, dated August 20, 2007, between the Registrant and Comerica Bank
10.19(2)	Letter Agreement, dated June 25, 2007, between the Registrant and Comerica Bank
10.20(2)	Clinical Laboratory Professional Services Agreement, dated December 31, 2005, between Registrant and Cartesian Medical Group, Inc.

10.21(2)	Succession Agreement, dated December 31, 2005, between Registrant, Bashar Dabbas, M.D. and Cartesian Medical Group, Inc.
10.22(2)	Medical Director Agreement, dated December 31, 2005, between Registrant and Bashar Dabbas, M.D.
10.23(6)	Standard Multi-Tenant Office Lease, dated February 4, 2008, by and between the Registrant and Blackmore Signal Hill
23.1	Consent of independent registered public accounting firm
23.2	Consent of Cooley Godward Kronish LLP. Reference is made to Exhibit 5.1
24.1	Power of Attorney. Reference is made to the signature page hereto

†    Indicates management contract or compensatory plan.

(1)
Incorporated herein by reference to the corresponding exhibit to the Registrant's Current Report on Form 8-K (File No. 001-33753) as filed with the Securities and Exchange Commission on November 2, 2007.

(2)
Incorporated herein by reference to the Registrant's Registration Statement on Form S-1 (No. 333-144997), as amended, filed with the Securities and Exchange Commission.

(3)
Incorporated herein by reference to the Registrant's Current Report on Form 8-K (File No. 001-33753) as filed with the Securities and Exchange Commission on January 11, 2008.

(4)
Incorporated herein by reference to the Registrant's Annual Report on Form 10-K (File No. 001-33753) as filed with the Securities and Exchange Commission on February 12, 2008.

(5)
Incorporated herein by reference to the Registrant's Quarterly Report on Form 10-Q (No. 001-33753) as filed with the Securities and Exchange Commission on December 12, 2007.

(6)
Incorporated herein by reference to the Registrant's Current Report on Form 8-K (File No. 001-33753) as filed with the Securities and Exchange Commission on February 7, 2008.

(b)
Financial statement schedules.

GENOPTIX, INC.
SCHEDULE II—Valuation and Qualifying Accounts
For the Three Years Ended December 31, 2007, 2006 and 2005
(in thousands)

Allowance for Doubtful Accounts(1)
Balance at December 31, 2004	$5
Provision	97
Write-offs	—

Balance at December 31, 2005	102
Provision	1,258
Write-offs	—

Balance at December 31, 2006	1,360
Provision	1,093
Write-offs	(859)

Balance at December 31, 2007	$1,594

(1)
The provision was charged against general and administrative expenses.

        No other financial statement schedules are provided because the information called for is not required or is shown either in the consolidated financial statements or the notes thereto.

Item 17.    Undertakings.

        The undersigned Registrant hereby undertakes to provide to the underwriters at the closing specified in the Underwriting Agreement certificates in such denominations and registered in such names as required by the underwriters to permit prompt delivery to each purchaser.

        Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of the Registrant pursuant to the foregoing provisions, or otherwise, the Registrant has been advised that in the opinion of the SEC such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a director, officer or controlling person of the Registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

        The Registrant hereby undertakes that:

          (a)   For purposes of determining any liability under the Securities Act, the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by the Registrant pursuant to Rule 424(b)(1) or (4) or 497(h) under the Securities Act shall be deemed to be part of this registration statement as of the time it was declared effective.

          (b)   For the purpose of determining any liability under the Securities Act, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

SIGNATURES

        Pursuant to the requirements of the Securities Act, the Registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Carlsbad, State of California, on the 14th day of February, 2008.

GENOPTIX, INC.
By:	/s/ TINA NOVA BENNETT Tina Nova Bennett, Ph.D. President and Chief Executive Officer

        KNOW ALL BY THESE PRESENTS, that each person whose signature appears below constitutes and appoints Tina Nova Bennett, Ph.D. and Douglas A. Schuling, and each of them, as his true and lawful attorneys-in-fact and agents, each with the full power of substitution, for him and in his name, place or stead, in any and all capacities, to sign any and all amendments to this registration statement (including post-effective amendments), and to sign any registration statement for the same offering covered by this registration statement that is to be effective upon filing pursuant to Rule 462(b) promulgated under the Securities Act, and all post-effective amendments thereto, and to file the same, with exhibits thereto and other documents in connection therewith, with the SEC, granting unto said attorneys-in-fact and agents, and each of them, full power and authority to do and perform each and every act and thing requisite and necessary to be done in and about the premises, as fully to all intents and purposes as he might or could do in person, hereby ratifying and confirming all that said attorneys-in-fact and agents, or their, his substitute or substitutes, may lawfully do or cause to be done by virtue hereof.

        Pursuant to the requirements of the Securities Act, this registration statement has been signed by the following persons in the capacities and on the dates indicated.

Signature	Title	Date

/s/ TINA NOVA BENNETT Tina Nova Bennett, Ph.D.	President, Chief Executive Officer and Member of the Board of Directors (Principal Executive Officer)	February 14, 2008
/s/ DOUGLAS A. SCHULING Douglas A. Schuling	Senior Vice President and Chief Financial Officer (Principal Financial and Accounting Officer)	February 14, 2008
/s/ ANDREW E. SENYEI Andrew E. Senyei, M.D.	Chairman of the Board of Directors	February 14, 2008
/s/ TIMOTHY M. BUONO Timothy M. Buono	Member of the Board of Directors	February 14, 2008

/s/ ROBERT E. CURRY Robert E. Curry, Ph.D.	Member of the Board of Directors	February 14, 2008
/s/ MICHAEL A. HENOS Michael A. Henos	Member of the Board of Directors	February 14, 2008
/s/ ARDA M. MINOCHERHOMJEE Arda M. Minocherhomjee, Ph.D.	Member of the Board of Directors	February 14, 2008
/s/ STEPHEN L. SPOTTS Stephen L. Spotts	Member of the Board of Directors	February 14, 2008
/s/ THOMAS A. WALTZ Thomas A. Waltz, M.D.	Member of the Board of Directors	February 14, 2008

EXHIBIT INDEX

Exhibit number	Description of document
1.1	Form of Underwriting Agreement
3.1(1)	Amended and Restated Certificate of Incorporation of the Registrant
3.2(1)	Amended and Restated Bylaws of the Registrant
4.1(2)	Form of the Registrant's Common Stock Certificate
4.2(2)	Amended and Restated Warrant to Purchase Stock issued by the Registrant on April 19, 2002 to General Electric Corporation
4.3(2)	Amended and Restated Warrant to Purchase Stock issued by the Registrant on July 29, 2002 to General Electric Corporation
4.4(2)	Amended and Restated Warrant to Purchase Stock issued by the Registrant on November 26, 2002 to Comerica Bank
4.5(2)	Amended and Restated Warrant to Purchase Stock issued by the Registrant on March 8, 2004 to Comerica Bank
4.6(2)	Warrant to Purchase Stock issued by the Registrant on May 9, 2005 to Comerica Bank
4.7(2)	Warrant to Purchase Stock issued by the Registrant on May 30, 2006 to Comerica Bank
4.8(2)	Amended and Restated Investors' Rights Agreement, dated May 9, 2005, by and among the Registrant and certain of its stockholders
4.9(2)	First Amendment to Amended and Restated Investors' Rights Agreement, dated August 3, 2005, by and among the Registrant and certain of its stockholders
5.1	Opinion of Cooley Godward Kronish LLP
10.1†(2)	Form of Indemnity Agreement by and between the Registrant and its directors and executive officers
10.2†(2)
2001 Equity Incentive Plan and Form of Option Agreement (Employees), Form of Option Agreement (Executive Officers), Form of Stock Option Grant Notice, Notice of Exercise and Early Exercise Stock Purchase Agreement and Notice of Exercise and other exhibits thereto thereunder
10.3†(2)	2007 Equity Incentive Plan and Form of Stock Option Agreement, Form of Stock Option Grant Notice and Notice of Exercise thereunder
10.4†(2)	2007 Employee Stock Purchase Plan and Form of Offering Document thereunder
10.5†(2)	2007 Non-Employee Directors' Stock Option Plan and Form of Stock Option Agreement, Form of Initial and Annual Stock Option Grant Notice and Notice of Exercise thereunder
10.6†(2)	Non-Employee Director Compensation Policy
10.7†(3)	2008 Annual Executive Bonus Plan
10.8†(2)	Employment Agreement, dated October 4, 2007, between Registrant and Tina S. Nova, Ph.D.
10.9†(2)	Employment Agreement, dated October 4, 2007, between Registrant and Samuel Riccitelli
10.10†(2)	Employment Agreement, dated October 4, 2007, between Registrant and Douglas Schuling
10.11†(4)	Offer Letter, dated September 11, 2007, between the Registrant and Christian V. Kuhlen, M.D., Esq.

10.12†(5)	Employment Agreement, dated December 10, 2007, between the Registrant and Christian V. Kuhlen, M.D., Esq.
10.13(2)	Amended and Restated Sublease Agreement, dated May 1, 2006, by and between the Registrant and CancerVax Corporation
10.14(2)	Amendment No. 1 to Sublease, dated April 2, 2007, by and between the Registrant and Micromet, Inc.
10.15(2)	Amended and Restated Loan and Security Agreement, dated May 9, 2005, between the Registrant and Comerica Bank
10.16(2)	First Amendment to Amended and Restated Loan and Security Agreement, dated May 30, 2006, between the Registrant and Comerica Bank
10.17(2)	Second Amendment to Amended and Restated Loan and Security Agreement, dated October 24, 2006, between the Registrant and Comerica Bank
10.18(4)	Third Amendment to Amended and Restated Loan and Security Agreement, dated August 20, 2007, between the Registrant and Comerica Bank
10.19(2)	Letter Agreement, dated June 25, 2007, between the Registrant and Comerica Bank
10.20(2)	Clinical Laboratory Professional Services Agreement, dated December 31, 2005, between Registrant and Cartesian Medical Group, Inc.
10.21(2)	Succession Agreement, dated December 31, 2005, between Registrant, Bashar Dabbas, M.D. and Cartesian Medical Group, Inc.
10.22(2)	Medical Director Agreement, dated December 31, 2005, between Registrant and Bashar Dabbas, M.D.
10.23(6)	Standard Multi-Tenant Office Lease, dated February 4, 2008, by and between the Registrant and Blackmore Signal Hill
23.1	Consent of independent registered public accounting firm
23.2	Consent of Cooley Godward Kronish LLP. Reference is made to Exhibit 5.1
24.1	Power of Attorney. Reference is made to the signature page hereto

†    Indicates management contract or compensatory plan.

(1)
Incorporated herein by reference to the corresponding exhibit to the Registrant's Current Report on Form 8-K (File No. 001-33753) as filed with the Securities and Exchange Commission on November 2, 2007.

(2)
Incorporated herein by reference to the Registrant's Registration Statement on Form S-1 (No. 333-144997), as amended, filed with the Securities and Exchange Commission.

(3)
Incorporated herein by reference to the Registrant's Current Report on Form 8-K (File No. 001-33753) as filed with the Securities and Exchange Commission on January 11, 2008.

(4)
Incorporated herein by reference to the Registrant's Annual Report on Form 10-K (File No. 001-33753) as filed with the Securities and Exchange Commission on February 12, 2008.

(5)
Incorporated herein by reference to the Registrant's Quarterly Report on Form 10-Q (No. 001-33753) as filed with the Securities and Exchange Commission on December 12, 2007.

(6)
Incorporated herein by reference to the Registrant's Current Report on Form 8-K (File No. 001-33753) as filed with the Securities and Exchange Commission on February 7, 2008.

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TABLE OF CONTENTS
ABOUT THIS PROSPECTUS
PROSPECTUS SUMMARY
THE OFFERING
SUMMARY FINANCIAL DATA
RISK FACTORS
FORWARD-LOOKING STATEMENTS
USE OF PROCEEDS
PRICE RANGE OF COMMON STOCK
DIVIDEND POLICY
CAPITALIZATION
SELECTED FINANCIAL DATA
MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS
BUSINESS
MANAGEMENT
PRINCIPAL AND SELLING STOCKHOLDERS
DESCRIPTION OF CAPITAL STOCK
SHARES ELIGIBLE FOR FUTURE SALE
MATERIAL U.S. FEDERAL INCOME TAX CONSEQUENCES TO NON-U.S. HOLDERS
UNDERWRITING
LEGAL MATTERS
EXPERTS
WHERE YOU CAN FIND MORE INFORMATION
INCORPORATION OF CERTAIN INFORMATION BY REFERENCE
GENOPTIX, INC. INDEX TO CONSOLIDATED FINANCIAL STATEMENTS
Report of Independent Registered Public Accounting Firm
GENOPTIX, INC. CONSOLIDATED BALANCE SHEETS (in thousands, except par values)
GENOPTIX, INC. CONSOLIDATED STATEMENTS OF OPERATIONS (in thousands, except per share data)
GENOPTIX, INC. CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY Years Ended December 31, 2005, 2006 and 2007 (in thousands, except per share data)
GENOPTIX, INC. CONSOLIDATED STATEMENTS OF CASH FLOWS (in thousands)
PART II INFORMATION NOT REQUIRED IN PROSPECTUS
GENOPTIX, INC. SCHEDULE II—Valuation and Qualifying Accounts For the Three Years Ended December 31, 2007, 2006 and 2005 (in thousands)
SIGNATURES
EXHIBIT INDEX